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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Lonmin plc

*CURRENT ADDRESS 4 Grosvenor Place. London SW1X 7YL United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

FILE NO. 82- 191 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY:

DATE : 10/23/02

NEWS RELEASE

02 OCT 21 9:14

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL +44 (0)20 7201 6000 FAX +44 (0)20 7201 6100

LONMIN

FOR IMMEDIATE RELEASE — August 21st 2002

Lonmin Plc

Lonmin Plc and Goldstream Mining N.L. – Mibango Joint Venture

Lonmin Plc is pleased to announce that it has entered into a joint venture agreement with Goldstream Mining N.L. (Goldstream), a company incorporated in Australia with shares listed on the Australian Stock Exchange (ASX: GDM). The Mibango Joint Venture (MJV) will advance Goldstream's prospective Mibango PGM exploration project in Western Tanzania in which Goldstream holds a 100% beneficial interest.

The main points covered by the Mibango Joint Venture Agreement are that Lonmin will:

- be entitled to a 60% interest in the MJV by funding an initial minimum of US $1 million in exploration in the first year (ending 31st March 2003)
- refund to Goldstream previous expenditure of US $610,000
- provide sole funding to complete a Feasibility Study within five years
- have the opportunity to earn a further 5% interest in the MJV by arranging development finance
- provide technical services to the MJV and have the right to purchase products from Goldstream's share of the joint venture

For further information please contact: Ian Farmer or Chris Davies (+44 207 201 6000), or Albert Jamieson(+27 11 516 1300) at Lonmin, or Jackie Range at Cardew&Co. (+44 207 930 0777).

Reference may also be made to the website www.goldstreammining.com.au

LONMIN PLC

23 MAY 2002

INTERIM DIVIDEND TIMETABLE

The Board of Lonmin Plc has announced an interim dividend for the year ending 30 September 2002 of 30 cents per share.

The dividend timetable is as follows :-

Last day to trade cum div		
	SA	Friday 12 July 2002
	UK	Tuesday 16 July 2002
Ex div date		
	SA	Monday 15 July 2002
	UK	Wednesday 17 July 2002
Dividend record date		
	Friday 19 July 2002	
Last day for receipt of new applications to participate in Dividend Reinvestment Plan		
	SA	1700 hrs Thursday 1 August 2002
	UK	1700 hrs Friday 2 August 2002
Dividend payment date		
	Friday 16 August 2002	

The South African branch register will be closed for the purposes of dematerialisation, rematerialisation and transfers to and from the UK register from Monday 8 July 2002 to Friday 19 July 2002, both dates inclusive.

The dividend will be paid :-

1) In Sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on Friday 19 July 2002

2) In Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on Friday 5 July 2002 and

3) In dollars to all other overseas shareholders (unless they elect to receive Sterling dividends or have mandated their dividends to a UK bank).

Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 1700 hours on Friday 12 July 2002.

<u>Enquiries</u>

Cardew & Co – Anthony Cardew, +44 (0)20 7930 0777

Financial highlights

Continuing operations

	6 months to 31 March 2002	6 months to 31 March 2001
Profits		
EBITDA[1]	**$155m**	$259m
Operating profit	**$136m**	$240m
Profit before tax	**$138m**	$252m
Earnings per share	**63.1c**	72.6c
Interim dividend per share[2]	**30.0c**	24.0c
Cash flow		
Trading cash flow per share	**16.5c**	92.6c
Free cash flow per share	**(20.8)c**	49.4c
Balance sheet		
Equity interests	**$657m**	$1,017m
Net (borrowings)/cash and deposits	**$(57)m**	$447m
Gearing[3]	**9%**	nil

Notes:
(1) EBITDA is operating profit before interest, tax, depreciation and amortisation.
(2) The interim dividend will be paid on 16 August 2002 to shareholders on the registers on 19 July 2002.
(3) Gearing is calculated on the equity interests of the Group.

Information about Lonmin is available on the website http://www.lonmin.com where this and other Lonmin publications may be downloaded in their entirety. A webcast of the 2002 interim results is also available.

Chief Executive's Statement

Dear Shareholder,

Lonmin's first half performance has been particularly encouraging as a result of our increased Platinum Group Metals (PGM's) production. These results once again confirm our commitment to, and our ability to deliver against, our stated strategies.

The overall production from our South African assets of 643,896 troy ounces was a 13% increase over the previous period and the comparative South African rand unit cost increase over the same period was contained to 8%. Unit costs expressed in US dollar terms decreased by 24% to $171 per PGM troy ounce as a result of a weakening of the South African rand.

While lower metal prices throughout the period reduced both turnover and profits, Lonmin still achieved a very satisfactory 2002 interim profit before tax of $138 million and an attributable profit of $103 million, equivalent to 63.1 cents per share. The reduction in the earnings per share of 13% was lower than the reduction of 21% in the attributable profit demonstrating the beneficial effects of the share buybacks and capital return.

Platinum

Operations

Our South African operations continue to perform well. The achievement of our production target of 870,000 troy ounces of platinum in 2003 remains on track in terms of production and capital cost.

After some initial difficulties, the new smelter project successfully completed commissioning at the end of the half year and is now fully operational. This essential component of the expansion programme removes a former production bottleneck and will make a significant additional contribution to production in the second half.

The major projects currently in hand are making good progress and we remain confident that we will deliver against our published production targets.

The first half of this year saw Lonmin's inclusion for the first time in the FTSE4Good index for socially responsible investment and we remain committed to further improvements. It is therefore very disappointing to report that we had four fatalities during the period, all of which we deeply regret, and we shall continue our strenuous efforts to eliminate fatal accidents.

Markets

Purchases of platinum by the automobile industry have risen sharply over the last few months. Contributing factors are the increasing stringency of emission control legislation, the move from palladium to platinum and the increasing popularity of diesel engines in passenger cars.

Average platinum prices realised during the first half periods fell from $586 per troy ounce to $460 per troy ounce. However, a recent consolidation in the $460 per troy ounce to $520 per troy ounce range supports continuing sustainable demand for platinum from all the major market sectors.

Exploration

Work continues on both Platinum Australia's Panton Sill project and Helix Resources' Munni-Munni project, both located in Western Australia.

At Panton Sill the drilling programme has been completed and bulk samples have been excavated and are currently undergoing extensive metallurgical testwork.

Exploration at Munni-Munni is focused on previously untested areas. Multi-layered PGM's mineralisation has been discovered on the western margin and exploration for extensions to the Ferguson Reef and other PGM's mineralisation continues.

We entered into an agreement with Wallbridge Mining Company Limited, a company listed on the Toronto Stock Exchange, in January this year. The agreement comprises the exploration of nineteen mostly early stage exploration properties around the Sudbury Basin in Canada, all with promising PGM's potential. We are committed to spending a minimum of $4.5 million on exploring these properties over a two year period and can earn a 65% interest in a property by funding and delivering a full feasibility study.

Gold

Ashanti

We continue to support the board and management in their efforts to restructure the company's finances. It is therefore pleasing to note the considerable progress made by Ashanti during the period under review.

Zimbabwe

The management is again to be complimented on its success in operating these assets under the very difficult conditions which prevailed both before and after the recent elections.

Particularly pleasing to note is an attributable profit of $2 million for the six months to 31 March 2002 and the elimination of borrowings by the period end.

Outlook and dividend

The outlook in the second half for PGM's in general and for platinum in particular remains positive. Demand for platinum is expected to continue to increase and overall we remain persuaded that the markets into which we shall deliver our metals have the capacity to absorb our increased production.

During the course of the first half, we bought back 10 million shares and effected a capital reduction resulting in a total return to shareholders of some $500 million. We also confirmed committed borrowing facilities amounting to $355 million and we continue to look carefully at growth opportunities in the PGM's sector.

We have restructured the balance sheet with a view to improving its efficiency and enhancing returns to shareholders. In this context, we are declaring an interim dividend of 30.0 cents per share which is covered 2.1 times by earnings.

In conclusion, I would like to take the opportunity of thanking all employees at every level for their efforts and support throughout the first half of the year and for their individual contributions to a Company of which we can all be proud.

Edward Haslam

22 May 2002

Financial review

Basis of preparation

The interim financial information presented has been prepared on the same basis and using the same accounting policies which were used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2001.

Profits

Turnover decreased by 26% to $306 million due to lower commodity prices realised during the six months to March 2002 despite an increase in sales volumes. Production costs were lower than the corresponding period due principally to the South African rand devaluing by 31% in the six months to 31 March 2002 even though PGM ounces produced increased by 13% to 643,896 troy ounces from 568,289 troy ounces. As a consequence, EBITDA was $155 million for the 2002 interim period compared with $259 million for the six months to March 2001. Depreciation remained in line with the corresponding period with a slight decrease arising from the reduced scale of the gold operations in Zimbabwe offset by an increase in the platinum operations as a result of ongoing capital expenditure. Net interest receivable of $2 million was down on the March 2001 period due to lower interest rates and lower levels of deposits during most of the 2002 period and a net borrowings position of $57 million arising at 31 March 2002.

Tax for the six months to 31 March 2002 was a credit to the profit and loss account of $6 million compared with a charge of $75 million in the six months to 31 March 2001. The credit arose from the weakening of the South African rand by 31% during the 2002 six month period which resulted in a US dollar exchange gain of $65 million offsetting a tax charge of $59 million. The weakening of the rand also gave rise to taxable realised exchange profits in the local South African rand books of account. These exchange profits arose primarily on sales debtors where rand receipts were higher than those originally booked at the point of sale. Excluding the effects of the US dollar exchange gain and the locally taxable exchange gains, the effective tax rate was 38% compared with 37% in the corresponding period. It should be noted however, that the recent strengthening of the South African rand will, if sustained, result in a reduction in the exchange profits in the full financial year.

The minority interest for the six months to 31 March 2002 was $41 million compared with $47 million in the corresponding period, a reduction simply due to lower profits, and the profit attributable to shareholders fell by 21% to $103 million from $130 million for the corresponding period. There were no exceptional items to report in either period.

Earnings per share were 63.1 cents based on a weighted average number of shares outstanding of 163 million compared with 72.6 cents for the corresponding period based on a weighted average number of shares outstanding of 178 million.

Balance Sheet

Equity interests reduced from $1,077 million at 30 September 2001 to $657 million at 31 March 2002 reflecting the retained profit for the period of $61 million offset by the capital return to shareholders of $360 million approved by the Court in February 2002 and the buyback by the Company of 10 million shares at a cost of $123 million during October 2001. The ordinary share capital of the Company was redenominated from Sterling into US dollars in February 2002 and there were 141 million US$1 ordinary shares in issue at 31 March 2002. A $355 million loan facility was entered into during the period and net borrowings at 31 March 2002 amounted to $57 million. This resulted in a gearing level of 9% at the period end and we continue to review the capital structure of the balance sheet with a view to optimising its efficiency.

Cash flow

The following table summarises the main components of the cash flow during the period:

	March 2002 $m	March 2001 $m
Net cash inflow from operating activities	**140**	233
Interest	**6**	13
Tax	**(119)**	(81)
Trading cash flow	**27**	165
Capital expenditure	**(52)**	(47)
Minority dividends	**(9)**	(30)
Free cash flow	**(34)**	88
Shares issued	**2**	2
Shares bought back	**(123)**	–
Capital return	**(357)**	–
Equity dividends paid	**(67)**	(66)
Cash (outflow)/inflow	**(579)**	24
Trading cash flow per share	**16.5c**	92.6c
Free cash flow per share	**(20.8)c**	49.4c

Note: the difference between the opening net cash and deposits of $523 million and the closing net borrowings of $57 million was made up of a cash outflow of $579 million as shown above and an exchange loss of $1 million.

The trading cash flow of $27 million in the six month period to 31 March 2002 was down on the $165 million achieved in the corresponding period primarily arising from the 40% decrease in net cash inflow from operating activities to $140 million as a consequence of lower commodity prices reducing profitability. Corporation tax payments made by the platinum companies were 47% higher at $119 million compared with $81 million in the six months to 31 March 2001 and the resulting trading cash flow per share was 16.5 cents compared with 92.6 cents for the corresponding period.

Capital expenditure of $52 million showed an increase of 11% on the corresponding period. This increase was offset somewhat by the marked depreciation in the South African rand during the period; actual rand expenditure increased by 48%. Minority dividends during 2002 reflected the payment of the September 2001 dividend accrual of $9 million to arrive at a negative free cash flow of $34 million and a negative free cash flow per share of 20.8 cents. In addition, the Group spent $123 million on share buybacks during October 2001 and $357 million of the $360 million capital return to shareholders had been settled by 31 March 2002.

Dividend

In line with the policy outlined in the circular to shareholders dated 20 December 2001 on the return of capital, dividend declarations are now based on the reported earnings for the year, but taking into account the projected cash requirements of the business. The traditional one-third/two-thirds split of the total dividend between the interim and final declarations will no longer be followed.

The Board has declared a 2002 interim dividend of 30.0 cents per share, a cover of 2.1 times on earnings. This compares to a 2001 interim dividend of 24.0 cents per share.

John Robinson
22 May 2002

Statistics

			March 2002	March 2001
Platinum operations:				
Tonnes milled (excluding slag)		(000)	**5,481**	5,006
Tonnes mined		(000)	**5,610**	4,814
Noble metals in matte		(kg)	**20,981**	19,337
Refined production of	– platinum	(oz)	**336,579**	302,901
	– palladium	(oz)	**153,162**	135,714
	– rhodium	(oz)	**46,661**	39,836
	– ruthenium	(oz)	**86,002**	71,935
	– iridium	(oz)	**13,562**	10,774
	– gold	(oz)	**7,930**	7,129
	– Total PGM's + gold	(oz)	**643,896**	568,289
Capital expenditure		(R millions)	**534**	362
		($ millions)	**52**	45
Average price received per ounce	– platinum	(R)	**5,112**	4,627
		($)	**460**	586
	– palladium	(R)	**4,116**	6,659
		($)	**372**	845
	– rhodium	(R)	**10,260**	15,413
		($)	**925**	1,954
Cash cost per refined ounce of platinum		(R)	**3,687**	3,330
		($)	**337**	428
Cash cost per refined ounce of PGM (including royalties)		(R)	**1,927**	1,775
		($)	**176**	228
Cash cost per refined ounce of PGM (excluding royalties)		(R)	**1,876**	1,739
		($)	**171**	224
Cash cost per refined ounce of platinum net of other metal revenue		(R)	**(330)**	(2,326)
		($)	**(27)**	(290)
General:				
Average exchange rates	– Sterling	(£/$)	**0.70**	0.69
	– S A rand	(R/$)	**10.92**	7.78
	– Zimbabwe dollar	(Z$/$)	**285.05**	55.09
Closing exchange rates	– Sterling	(£/$)	**0.70**	0.70
	– S A rand	(R/$)	**11.48**	7.94
	– Zimbabwe dollar	(Z$/$)	**308.17**	55.15

Independent review report by KPMG Audit Plc to Lonmin Plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 8 to 14 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of interim financial information", issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2002.

KPMG Audit Plc
Chartered Accountants
London

22 May 2002

Consolidated profit and loss account

	6 months to 31 March 2002 $m	6 months to 31 March 2001 $m
Turnover	**306**	415
EBITDA[2]	**155**	259
Depreciation	**(19)**	(19)
Operating profit	**136**	240
Net interest and similar items	**2**	12
Profit on ordinary activities before taxation	**138**	252
Taxation	**6**	(75)
Profit after taxation	**144**	177
Minority interest	**(41)**	(47)
Profit for the period	**103**	130
Interim dividend	**(42)**	(43)
Retained profit for the period	**61**	87
Earnings per share	**63.1c**	72.6c
Diluted earnings per share	**62.8c**	71.9c
Interim dividend per share	**30.0c**	24.0c
Financial ratios		
Tax rate[3]	**38%**	37%
Net debt to EBITDA[4]	**0.1 times**	(0.9) times

Notes:
(1) The results for both periods relate to continuing operations.
(2) EBITDA is operating profit before interest, tax, depreciation and amortisation.
(3) The tax rate has been calculated excluding exchange items as disclosed in note 3 on page 13.
(4) EBITDAs used in this calculation are for the 12 month periods to March 2002 and 2001.

Consolidated balance sheet

	As at 31 March 2002 $m	As at 30 September 2001 $m	As at 31 March 2001 $m
Fixed assets			
Tangible assets	**808**	774	739
Investments:			
Associate	**5**	6	–
Other investments	**216**	217	205
	221	223	205
	1,029	997	944
Current assets			
Stocks	**31**	30	28
Debtors	**86**	99	100
Investments	**1**	1	2
Cash and short-term deposits	**17**	528	467
	135	658	597
Creditors: amounts falling due within one year	**(110)**	(254)	(195)
Net current assets	**25**	404	402
Total assets less current liabilities	**1,054**	1,401	1,346
Creditors: amounts falling due after more than one year	**(75)**	(6)	(7)
Provisions for liabilities and charges	**(124)**	(150)	(146)
	855	1,245	1,193
Capital and reserves			
Called up share capital	**141**	258	255
Reserves	**516**	819	762
Equity interests	**657**	1,077	1,017
Minority equity interest	**198**	168	176
	855	1,245	1,193
Net (borrowings)/cash and deposits	**(57)**	523	447

Consolidated cash flow statement

	6 months to 31 March 2002 $m	6 months to 31 March 2001 $m
Net cash inflow from operating activities	**140**	233
Returns on investment and servicing of finance	**(3)**	(17)
Net interest received	**6**	13
Dividends paid to minority	**(9)**	(30)
Taxation	**(119)**	(81)
Capital expenditure and financial investment	**(52)**	(47)
Equity dividends paid	**(67)**	(66)
Net cash (outflow)/inflow before use of liquid resources and financing	**(101)**	22
Management of liquid resources	**429**	(22)
Financing	**(409)**	1
Short-term loans	**(1)**	(1)
Long-term loans	**70**	–
Issue of share capital	**2**	2
Share buyback	**(123)**	–
Capital return	**(357)**	–
(Decrease)/increase in cash in the period	**(81)**	1

Reconciliation of operating profit to net cash inflow from operating activities:

Operating profit	**136**	240
Depreciation charge	**19**	19
Increase in working capital	**(8)**	(27)
Other items	**(7)**	1
Net cash inflow from operating activities	**140**	233

Note:
The cash flows for both periods relate to continuing operations.

Statement of total consolidated recognised gains and losses

There are no total consolidated recognised gains and losses to report other than the profit for the period of $103 million (six months to 31 March 2001 – $130 million).

Reconciliation of movement in equity interests

	6 months to 31 March 2002 $m	6 months to 31 March 2001 $m
Total consolidated recognised gains relating to the period	**103**	130
Dividend	**(42)**	(43)
Retained profit for the period	**61**	87
Return of capital to shareholders	**(360)**	–
Share buyback	**(123)**	–
Shares issued on exercise of options	**2**	2
Other items	**–**	2
Net (decrease)/increase in equity interests in the period	**(420)**	91
Equity interests at 1 October	**1,077**	926
Equity interests at 31 March	**657**	1,017

Notes to the half year accounts

1 Segmental analysis

By business origin:

	6 months to 31 March 2002				
	Turnover $m	**EBITDA $m**	**Operating profit $m**	**PBT $m**	**Operating assets $m**
Platinum	**278**	**164**	**145**	**143**	**737**
Gold	**28**	**2**	**2**	**2**	**215**
Other	**–**	**(5)**	**(5)**	**(5)**	**–**
Corporate	**–**	**(6)**	**(6)**	**(2)**	**2**
	306	**155**	**136**	**138**	**954**
South Africa	**278**	**161**	**142**	**140**	**725**
Zimbabwe	**28**	**2**	**2**	**2**	**15**
Ghana	**–**	**–**	**–**	**–**	**200**
Other	**–**	**(2)**	**(2)**	**(2)**	**12**
Corporate	**–**	**(6)**	**(6)**	**(2)**	**2**
	306	**155**	**136**	**138**	**954**

	6 months to 31 March 2001				
	Turnover $m	EBITDA $m	Operating profit $m	PBT $m	Operating assets $m
Platinum	393	268	250	251	570
Gold	22	–	(1)	(2)	225
Other	–	(3)	(3)	(3)	–
Corporate	–	(6)	(6)	6	(6)
	415	259	240	252	789
South Africa	393	261	243	244	571
Zimbabwe	22	–	(1)	(2)	25
Ghana	–	–	–	–	200
Other	–	4	4	4	(1)
Corporate	–	(6)	(6)	6	(6)
	415	259	240	252	789

2 Net interest and similar items

	6 months to 31 March 2002 $m	6 months to 31 March 2001 $m
Net interest receivable	**3**	11
Exchange differences on net borrowings	**(1)**	1
	2	12

3 Taxation

		6 months to 31 March 2002 $m	6 months to 31 March 2001 $m
Overseas:			
Current taxation	– excluding tax on local currency exchange profits	**34**	68
	– on local currency exchange profits	**6**	3
Deferred taxation		**11**	6
Overseas tax on dividends remitted by subsidiary companies		**8**	19
Exchange	– on current taxation	**(32)**	(7)
	– on deferred taxation	**(33)**	(14)
		(6)	75

4 Dividend

An interim dividend of 30.0 cents per share (24.0 cents per share for the six months to 31 March 2001) will be paid on 16 August 2002 to shareholders on the registers on 19 July 2002.

5 Earnings per share

The calculation of earnings per share is based on a weighted average of 163,343,509 ordinary shares in issue for the six months to 31 March 2002 (178,218,176 ordinary shares in issue for the six months to 31 March 2001).

Diluted earnings per share is based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options during the period as follows:

	6 months to 31 March 2002			6 months to 31 March 2001		
	Profit for the period $m	**Number of shares**	**Per share amount cents**	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**103**	**163,343,509**	**63.1**	130	178,218,176	72.6
Share option schemes	**–**	**795,591**	**(0.3)**	–	1,718,541	(0.7)
Diluted EPS	**103**	**164,139,100**	**62.8**	130	179,936,717	71.9

6 Purchase of own shares

During October 2001 the Company purchased an aggregate of 10 million of its own ordinary shares of £1 each through the market for an aggregate consideration of $123 million.

7 Capital return and redenomination

On 20 February 2002 the Court approved both a return of capital by the Company and the redenomination of the Company's share capital from Sterling into US dollars.

The capital return and redenomination were effected by way of a capital reduction whereby shareholders received 150 pence in cash for each existing ordinary share and 21 new ordinary shares of US$1 each in exchange for every 25 existing ordinary shares of £1 each.

The return of capital amounted to $360 million including expenses of $1 million of which $357 million was paid during the six months to 31 March 2002.

8 Statutory Disclosure

The balance sheet at 30 September 2001 is taken from, but does not constitute, the Company's statutory accounts for the year ended 30 September 2001. Accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Directorate and administration

Directors
Sir John Craven *Chairman (Non-Executive)*
P J Harper *Deputy Chairman and Senior Independent Director (Non-Executive)*
G E Haslam *Chief Executive*
I P Farmer *Corporate Development & Marketing Director*
P C Godsoe *(Non-Executive)*
S E Jonah *Executive Director*
Sir Alastair Morton *(Non-Executive)*
J R B Phillimore *(Non-Executive)*
J N Robinson *Finance Director*

Registered office
4 Grosvenor Place
London SW1X 7YL
Telephone 020 7201 6000
Telefax 020 7201 6100
Email: contact@lonmin.com
Web site http://www.lonmin.com
Registered in England No. 103002

Group Secretary
M J Pearce

Group Financial Controller
Miss A J Bradshaw

Investor Relations
Mrs T C Heritage (London)
A P Reilly (Johannesburg)

Marketing
F King

Auditors
KPMG Audit Plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 01903 502541
Telefax 01903 833371

Computershare Investor Services Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Interim Dividend
An interim dividend of 30.0 cents per share will be paid on 16 August 2002 to shareholders on the registers on 19 July 2002. The dividend will be paid in sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on 19 July 2002; in Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on Friday 5 July 2002; and in dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 5.00 pm on 12 July 2002.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 19 July 2002, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 2 August 2002 for shareholders on the register in the United Kingdom and 1 August 2002 for shareholders on the branch register in South Africa. Copies of the DRIP brochure and application form are being sent to eligible shareholders who are not currently participating.

Capital Reduction and Capital Gains Tax
The Capital Reduction of Lonmin Plc was completed on 22 February 2002. For the purposes of assessing any liability to capital gains tax, UK shareholders should apportion 13.3355% of the base cost of their original shareholding to the capital reduction and the balance to their new holding of ordinary shares of US$1 each.

NEWS RELEASE

ISSUED BY LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

02 OCT 21 AM 9:14

LONMIN

INTERIM STATEMENT - 31 MARCH 2002

Financial Highlights - continuing operations	**6 months to 31 March 2002**	6 months to 31 March 2001
PROFITS		
(i) EBITDA	**$155m**	$259m
Operating profit	**$136m**	$240m
Profit before tax	**$138m**	$252m
Earnings per share	**63.1c**	72.6c
(ii) Interim dividend per share	**30.0c**	24.0c
CASH FLOW - continuing operations		
Trading cash flow per share	**16.5c**	92.6c
Free cash flow per share	**(20.8)c**	49.4c
BALANCE SHEET		
Equity interests	**$657m**	$1,017m
Net (borrowings)/cash and deposits	**$(57)m**	$447m
(iii) Gearing	**9%**	nil

Commenting on the figures, the Chief Executive, Edward Haslam said:

"These results once again confirm our commitment to, and our ability to deliver against, our stated strategies and create shareholder value."

NOTES ON HIGHLIGHTS

(i) EBITDA is operating profit before interest, tax, depreciation and amortisation.
(ii) The interim dividend will be paid on 16 August 2002 to shareholders on the registers on 19 July 2002.
(iii) Gearing is calculated on the equity interests of the Group.

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Press enquiries: Anthony Cardew/Jackie Range, Cardew & Co - +44 (0)20 7930 0777

LONMIN

Lonmin Plc

25 February 2002

COMPLETION OF THE CAPITAL REDUCTION AND REDENOMINATION AND LISTING OF NEW ORDINARY SHARES

Court approval for Lonmin's capital reduction and redenomination was granted on Wednesday, 20 February 2002 and the capital reduction and redenomination became effective on 22 February 2002 following fulfilment of all the related conditions.

Application has been made to the UK Listing Authority for 141,111,705 new ordinary shares of US$1 each (the "New Ordinary Shares") to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading. The Company expects that dealings in the New Ordinary Shares will commence at 8.00 a.m. today.

Application has also been made for the New Ordinary Shares to be listed on the JSE Securities Exchange South Africa and it is expected that trading in the New Ordinary Shares will commence at 9.00 a.m. (Johannesburg time) today.

Enquiries

Lonmin - John Robinson, 020 7201 6000

Cazenove & Co. Ltd - Michael Wentworth-Stanley, 020 7588 2828

Cardew & Co. - Anthony Cardew, 020 7930 0777

Website Fundamentals Share Price

Lonmin PLC - Result of Meetings

RNS Number:5280Q
Lonmin PLC
25 January 2002

Lonmin Plc

25 January 2002

RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING

At the Annual General Meeting of Lonmin shareholders, held on 25 January 2002, shareholders approved all resolutions proposed including renewal of the authority for Lonmin to purchase its own shares.

At the Extraordinary General Meeting of Lonmin shareholders, held on 25 January 2002, shareholders approved all resolutions proposed including those necessary to implement:

1. the return of capital to shareholders,

2. the capital reduction and redenomination of share capital,

3. the renewal of authorities to purchase and issue ordinary shares to reflect the revised share capital reduction and redenomination, and

4. the proposals relating to the Lonmin Share Option Schemes.

Following approval by the shareholders at the Extraordinary General Meeting, the capital reduction and redenomination are still conditional, inter alia, on the approval of the Court, expected to be granted on 20 February 2002.

Expected Timetable of Principal Events

Payment of final dividend for year ended 30 September 2001	Monday, 18 Februar
Court hearing to confirm the Capital Reduction and the Redenomination	Wednesday, 20 Febr
Last Day of dealing in Existing Ordinary Shares on the London Stock Exchange	Friday, 22 Februar
Effective date for the Capital Reduction and the Redenomination	Friday, 22 Februar
Record Date for Cash Entitlement	6:00 p.m. Friday, 22 February
Dealings in the New Ordinary Shares commence on the London Stock Exchange and Johannesburg Stock Exchange	Monday, 25 Februar
Despatch of cheques in respect of the return of capital (for shareholders on the UK register)	by Thursday, 28 Fe

Enquiries

Lonmin - John Robinson, 020 7201 6000

Cazenove & Co. Ltd - Michael Wentworth-Stanley, 020 7588 2828

Cardew & Co. - Anthony Cardew, 020 7930 0777

This information is provided by RNS
The company news service from the London Stock Exchange

END

ROMPUUBGGUPPGWA

LONMIN PLC

15 January 2002, 11:30

Lonmin Plc and Wallbridge Mining Company Limited Joint Venture

Lonmin Plc is pleased to announce that it has entered into a Joint Venture Agreement with Wallbridge Mining Company Limited, a Canadian exploration company with its shares listed on the Toronto Stock Exchange (TSE: WM).

The Joint Venture comprises 19 mostly early stage exploration properties in the Sudbury Basin, which include positions on the contact, the footwall of the contact and the offset dykes, all with promising PGM potential. The Joint Venture agreement provides for:

- Lonmin committing to spend a minimum of US$4.5 million on exploration over two years.

- Lonmin earning a 50% interest in any property when an Indicated Resource (as defined by the Canadian Institute of Mining, Metallurgy and Petroleum) has been established.
  - Lonmin can earn a 65% interest in the property by funding and delivering a full feasibility study.
  - If Lonmin subsequently elects to take the property into production it will provide or arrange 100% of the initial development financing. The operating cash flows from the mine will be divided 65% Lonmin and 35% Wallbridge.

- Lonmin having the option to continue funding all or some of the Joint Venture properties by spending further designated amounts.

- Lonmin having the right to purchase the products from the Joint Venture.

Ian Farmer, Lonmin's Director of Corporate Development and Marketing said, "We are impressed by Wallbridge. They have good property positions in the Sudbury Basin and the exploration expertise we look for. This agreement provides

Lonmin with an opportunity to gain a meaningful position in one of the world's great mining areas."

ENDS

For further information contact Chris Davies (+44 207 201 6000), Albert Jamieson (+27 11 516 1300) or Anthony Cardew (+44 207 930 0777).

Reference may also be made to the websites: www.lonmin.com and www.wallbridgemining.com

NEWS RELEASE

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL +44 (0)20 7201 6000 FAX +44 (0)20 7201 6100

LONMIN

FOR IMMEDIATE RELEASE 29 November 2001

Lonmin Plc

Appointment of Non-Executive Director

The Board of Lonmin Plc announces the appointment today of Peter C. Godsoe B.Sc., M.B.A., F.C.A., D.C.L., LL.D as an independent non-Executive Director of the Company.

Mr Godsoe (age 63) is Chairman of the Board and Chief Executive Officer of The Bank of Nova Scotia and a non-Executive Director of Empire Company Limited and Ingersoll-Rand Company, each being publicly quoted companies. He is also a non-Executive Director of Institute of International Finance and International Monetary Conference.

Mr Godsoe has not been a director of any other publicly quoted company in the five years preceding this appointment and there are no matters relating to him which are required to be disclosed by Lonmin in compliance with the obligations referred to in paragraph 6F2(b)-(g) of the Listing Rules of the UK Listing Authority.

For further information please contact:

Anthony Cardew, Cardew & Co. 020 7930 0777

They are in, or are used to make, one quarter of all manufactured products.

Their unique properties remove ninety per cent of the harmful emissions from vehicle exhausts.

They are helping to fight cancer and heart disease.

And they possess a rare beauty.

PGM's – Materials for a better world


North America
Lonmin's new business team targets North America
UK
Lonmin's head office is based in London. It is the only focused PGM producer with a primary listing on the LSE
South Africa
Lonmin Platinum – owned seventy-three per cent, but operated one-hundred per cent by Lonmin – is the third largest of the South African PGM producers. It is located in the North West province. The Group maintains a regional office in Johannesburg and is listed on the JSE.
Australia
Lonmin has investments in two PGM exploration companies considered to be the most prospective in the country.

Contents

Lonmin is a mining company specialising in the production of Platinum Group Metals (PGM's). We are the only PGM producer with a primary listing on the London Stock Exchange. We operate principally in South Africa where we have, for many years, been one of the lowest cost producers of PGM's. We are both expanding our South African operations and pursuing new business opportunities in North America and Australia.

PGM's are 'materials for a better world'. Their unique properties give them a key role to play in the advancement of technology; for the good of all; in the battle to safeguard our environment for future generations; in the fight against the diseases that claim most lives; and, not least, in the universal human drive to surround ourselves with things of beauty.

For these reasons, we believe that our continued success and growth are assured. We are committed to achieving our goals in ways that show the greatest respect for the local environment in which our mines operate; for the communities they serve; and, above all, for the well-being and safety of our workforce.

Important Note

This Annual Review, which is sent to all shareholders, contains a Summary Financial Statement rather than the full Financial Statements. Accordingly it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Lonmin Group as can be obtained by reading this Annual Review in conjunction with a separate document entitled **Lonmin Plc Annual Report 2001**, which may be obtained free of charge, from the Company's Registrars listed on Page 30. The Annual Review and the Annual Report together comprise the full Annual Report and Accounts. Shareholders wishing to receive the full Annual Report and Accounts for all future years should inform the relevant Registrar in writing at the address listed.

Financial highlights

Continuing operations

- Record breaking operational results
- Improved safety
- Positive market outlook
- Impressive financial returns
- Expansion on budget and on schedule

	2001	2000 Restated
Profits – continuing operations		
*EBITDA – up 31%	**$541m**	$412m
Group operating profit – up 29%	**$490m**	$380m
Profit before tax and exceptional items – up 33%	**$523m**	$392m
Earnings per share pre-exceptionals – up 18%	**153.7c**	130.1c
Dividends per share	**45.1p/64.0c**	35.0p/50.0c
Cash flow – continuing operations		
Trading cash flow per share – up 21%	**242.9c**	200.0c
Free cash flow per share – up 23%	**129.0c**	105.2c
Balance sheet		
Equity interests	**$1,077m**	$926m
Net cash and deposits	**$523m**	$422m

*EBITDA – earnings before interest, tax, depreciation and amortisation

The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.
The Board recommends a final dividend of 28.2p/40.0c per share payable on 18 February 2002 to shareholders on the registers on 25 January 2002.


541
412
2000
2001

EBITDA
$million


523
392
2000
2001

PBE
$million


153.7
130.1
2000
2001

EPS – pre-exceptionals
cents


129.0
105.2
2000
2001

Free cash flow per share
cents

Chairman's statement

I am pleased to present the Report and Accounts for the year ended 30 September 2001. The results have been by any standard exceptional.

I must, however, sound a note of caution in that the results were flattered by a sharp and unsustainable increase in the prices of all platinum group metals in the early part of the financial year. The effects of this on our results are further exaggerated by the steady fall in the Rand through the year since most of our costs are denominated in Rand, while we earn our revenues and report in US dollars. Recently prices have fallen to levels which we believe to be sustainable and at which we can continue to earn very satisfactory returns. We thus retain confidence in the medium to longer-term outlook for the Group and continue to invest in raising output and lowering costs.

Now that we have virtually completed the transformation of the Group from the sprawling conglomerate of five years ago to a streamlined pure platinum group metals producer, we are able to produce a much more comprehensive and, I trust, informative and interesting report on the Group and its activities and I commend the full report to you. I will thus confine my comments to matters of broad strategic importance. I would also commend to you the separate report on Safety, Health and the Environment which we have produced for the second time and which is available to shareholders on written request. Lonmin is a significant employer and we take our responsibilities to our workforce, to the communities in which we operate and to the environment extremely seriously. In this context you will also be interested to know that as a matter of policy we confine our social spending totalling some $4 million almost wholly to organisations or projects in Africa.

The Group has a very strong balance sheet, and is cash generative. We have devoted a great deal of attention to ways in which we might enhance the efficiency of the balance sheet and improve the returns to shareholders, whilst maintaining the flexibility to finance the major capital requirements of our South African platinum operations. The facts that we are almost wholly dependent on a single suite of commodities which exhibit volatile price characteristics and that we have little geographic diversification, also demand a conservative approach to the financial reconstruction of the Company.

The first step in this direction was taken in September and October of this year when we bought in and cancelled some 11.7 million shares thus returning some $143 million. This will improve our earnings per share, lower our cost of capital and hopefully lead to a sustained improvement in the market rating of our shares. We are formulating plans for a further reconstruction of the balance sheet which, if approved, will involve the return of a further $350 million to shareholders. We will also seek to renew the Board's authority to purchase shares in the market for cancellation should this be deemed appropriate. This financial reconstruction will involve our putting in place and maintaining a modest level of borrowing and one which will not constrain the organic development of the Company or acquisition activity, should suitable opportunities present themselves. You can be assured that we will keep the financial structure of the Company under close review as markets, prices and our business evolve and that we shall not hesitate to take further steps if considered appropriate.

You will have seen that we have taken some modest steps towards geographic diversification of the Group with small, but promising, investments in projects in Australia. As a matter of policy we believe that partnership with so-called junior exploration companies, rather than the development of an expensive exploration resource within the Group, is the right model for us. It is in this context that we welcome to the Board Peter Godsoe who has extensive knowledge and contacts as a result of the many years he has spent as Chairman and Chief Executive of one of the Canadian banks with the closest exposure to, and knowledge of, extractive industries worldwide.

While platinum is our core business we retain some residual gold interests in the form of our thirty-two per cent interest in Ashanti Goldfields and one-hundred per cent of Independence Gold in Zimbabwe. We have resumed a constructive dialogue with the Ghanaian Government and are much encouraged by their apparent intention to adopt a pragmatic and commercial approach to the future of Ashanti. We will continue our support of the Ashanti management in their encouraging efforts to improve their financial structure and restore the significant underlying value of the company for all its shareholders. In Zimbabwe we have nothing but admiration for the success of our management and staff at all levels in maintaining the financial viability of our mines in that troubled country in the face of seemingly overwhelming financial, operating and, sadly, much publicised, political problems.

To conclude on a positive note, the Board is confident that we have a fine Company operating efficiently and in a financially prudent way, in an industry with exciting long term prospects and which produces metals which have a key role to play in the fast evolving new technology driven world of the future.

I should like to join the Chief Executive, Edward Haslam, in thanking on behalf of the Board our management and staff at every level for their outstanding contribution to an outstanding result.

Sir John Craven
Chairman

Chief Executive's statement

Five years of progressive restructuring culminated in the emergence at the end of last year of Lonmin as a pure Platinum Group Metal (PGM) mining company. The year under review is the first full year during which the Company has operated under its new status.

If ever a justification for the earlier decision to establish PGM mining as Lonmin's core business, or proof of the Group's subsequent success were required, then this year's results, both operational and financial, are entirely eloquent.

By any measure, Lonmin's South African operations outperformed budget expectations and the competition. Total tonnes of ore milled at 10.52m were an all time record and represented an eight per cent increase over the previous year. Similarly, refined production of PGM's at 1.36m tr.oz was also an all time record high and was some ten per cent greater than the previous year's production.

Equally satisfactory was the containment of the Rand costs within the South African Government's official producer price inflation figure.

The total cash cost per refined ounce of PGM's excluding royalties rose by eight point four per cent year on year in Rand terms and fell by over ten per cent in dollar terms to 192$/tr.oz, probably amongst the very lowest in the industry.

Any review of the mines' operational successes is, however, incomplete without the inclusion of an analysis of the safety record. The year under review saw the real positive impact of our Stop Fatals Totally campaign. All three mines now operate fully equipped and permanently staffed underground training schools. These schools provide both induction and refresher training courses in all aspects of hard rock mining with exhaustive emphasis on safety.

Against the background of this safety campaign and its objectives, any death, whatever the cause must be considered as a failure and we deeply regret the fatalities, which occurred during the year. Our condolences and sympathies have already been expressed fully to the bereaved families and I take the opportunity to re-express them here.

Although there is a natural reluctance to reduce fatalities to statistics, our combined efforts in South Africa have resulted in a year on year reduction of thirty per cent in the number of fatal accidents despite a payroll increase of some 2000 people, which includes a significant number of contractors engaged on projects with greater potential hazards.

For the first time ever, in one year, all three mines achieved the coveted one million fatality-free shift status and Kareé mine achieved the even rarer two million fatality-free shift status.

Generally speaking, it can be said that the safer the mine, the more efficient it becomes and we shall again be tireless during the coming year in the pursuit of safety.

This all time record output from the mines was delivered into an extremely robust market with commensurately high prices. Our average realised platinum price at 544$/tr.oz was eight per cent higher than the previous year; palladium was twenty-four per cent higher at 670$/tr.oz and rhodium one per cent higher at 1703$/tr.oz.

This propitious combination of price and production resulted in a very sound financial performance, the highlights of which were a thirty-three per cent increase in profit before tax and exceptional items from continuing operations and an eighteen per cent increase in earnings per share, which has allowed us, for the second year running, to provide shareholders with a significantly increased dividend.

There was also a forty-eight per cent increase in net cash inflow from the continuing operations which resulted in a year end net cash position of $523m, most of which is held in London.

Whilst in itself a very positive result, the Board was mindful of the fact that one of the consequences is a less than efficient balance sheet.

The Chairman has reported on the overall strategy we have adopted to rectify this and to improve shareholder returns further. This began with the announcement of a rolling share buy back programme which we started just prior to the year end, which will enhance earnings per share and reduce our weighted average cost of capital.

At the same time and by way of committed loan facilities we intend to maintain our ability to pursue corporate development opportunities within our core business competence.

During the year we took our first steps in this direction by a combination of equity participations and joint ventures with junior mining companies in Australia. It is our intention to selectively continue and develop further this strategy throughout the coming year.

By any measure, Lonmin's South African operations outperformed expectations. Refined production of PGM's at 1.36 million troy ounces was an all time record high and some ten per cent greater than the previous year.

In this context the Board is very much aware of the consolidation taking place within the mining industry. Although such opportunities are more limited within the PGM's sector we have nevertheless devoted a very considerable amount of management time and effort in this respect, but so far no transaction has materialised which we have felt able to recommend to shareholders.

During the year we have supported the management of our gold mines in Zimbabwe, who under the most severe combination of the much publicised political pressures and attendant hyper-inflation, managed to protect our assets from any permanent damage to their value and at the same time generate a small operating profit.

Following the September events in the United States, the world's economies have entered a period of unprecedented uncertainty. As a result we have devoted considerable resources to an analysis of possible consequences for our PGM markets. In this context it is perhaps opportune to re-state here an appreciation of the crucial enabling roles which PGM's play in everyone's lives and that one in four of all manufactured products in use today either contains PGM's or involved PGM's at some stage in their production. PGM's are possessed of remarkable but practical properties, which will continue to be exploited in the future in ever advancing technologies.

As a result, we retain the confidence to maintain our recently announced revised capital investment programme, which will see our previous target of 870,000 tr.oz of annual platinum production by the year 2008 brought forward by five years to 2003.

Whilst this is a very attractive prospect for a Lonmin shareholder, it remains a modest and very achievable target in the context of the overall market.

Finally, I would like to end on a personal note and publicly express my most sincere thanks and appreciation to all employees for their tireless efforts throughout the year, which resulted in this most satisfactory set of results.

Edward Haslam
Chief Executive




Soon every new passenger car will be equipped with a catalytic converter. And every "autocat" contains PGM's.
Already, over ninety-eight per cent of passenger cars sold in the US, the world's biggest automotive market, are equipped with catalytic converters. Inside each autocat, PGM's – platinum, palladium or rhodium – hold the key to cleaner air. It's their unique chemical properties that enable over ninety per cent of harmful emissions to be converted to more environmentally beneficial gases or water. With emission control legislation becoming ever more stringent, as the world becomes more environmentally aware, the demand for PGM's in this area will continue to increase. Oh yes, and did we mention that PGM's have a vital part to play in the new hydrogen fuel cell technology that many believe will power the zero-emission cars of the future?

Review of operations

Production
Once again operational performance was outstanding, with lifetime records being achieved across the spectrum of production measures.

Underground production was affected by geological and water problems at No.1 belt incline at Eastern Platinum and the 3A rock shaft at Karee was not commissioned during the year as planned, due to a major collapse of ground at the loading box area. Despite these setbacks, tons hoisted rose 2.6% to 10.1 million tons for the year.

The Karee "B" stream concentrator was commissioned ahead of schedule in February and reached full capacity in April 2001. This, together with sound performances from all existing concentrators resulted in tons milled rising 8.1% to a record 10.5 million tons. The shortfall between tons hoisted and tons milled resulted in the ore stockpiles being drawn down by some 389,000 tons over the year.

As a result of a major refurbishment to the Merensky smelter shortly before the half-year end, some 1,500 kgs of metals in concentrate were stockpiled and were required to be brought to account during the second half. A sterling performance by our smelter personnel and assistance from Impala Platinum ensured that this latter was achieved. As a result, production of PGM's and gold into matte rose 8.2% to a record 44,163 kgs.

The Base Metal Refinery (BMR) and the Precious Metals Refinery (PMR) achieved meaningful improvements in metal recoveries during the year, mainly as a result of process efficiencies introduced during the last two years.

Refined platinum production was the highest ever at 716,697 troy ounces, some 8.6% above the previous year, whilst total PGM's and gold rose 9.8% to 1,357,801 troy ounces.

Both units also distinguished themselves in the safety, health and environmental (SHE) fields as outlined in more detail later in this review and in the separate SHE report.

Cash operating costs per refined ounce of PGM's and gold were well controlled rising by some 9.9% in rand terms, including, inter alia, a 265% increase in royalty payments. In US dollar terms these cash operating costs excluding royalties fell 10.3% from $214 to $192 per troy ounce, the lowest for many years.

Organic growth
Despite the slowdown in world economic activity, demand for platinum is widely expected to equal or exceed supply for at least the next four to five years. Our plans for expansion, therefore, introduced in 1999 to replace the "debottlenecking" approach, remain intact.

Platinum highlights

- The best operating performance ever
- Lifetime production records

	2001	2000	% change
Tons mined 000s	**10,111**	9,858	+3
Tons milled 000s	**10,520**	9,734	+8
Noble metals in matte (kg)	**44,163**	40,810	+8
Refined production of PGM's (oz 000)	**1,358**	1,236	+10

Indeed, it is our aim to increase production as rapidly as possible and in the course of 2001 our production plans have been extensively revised. The new plan sees refined platinum output rising to 870,000 troy ounces in 2003, some five years earlier than previously envisaged. Thereafter refined output of platinum gradually rises to about 1 million ounces, an increase of some 64% on the 1999 figure.

The new profile will be achieved by, inter alia:

- Accelerating the commissioning and build-up at the Karee 4 and Saffy shafts.



Average realised platinum price
Dollars per ounce
504
544
2000
2001



Karee "B" stream concentrator.



Smelter complex, Western Platinum.

Soon, mobile phones will have the capacity of a present day PC. It couldn't be done without PGM's.



Advances in data storage capability are changing the face of the modern world. PGM's are a critical component. Their unique properties are increasingly becoming used to enable hard disks to store more data in a smaller space, by enhancing their magnetic field. Lightweight phones capable of heavyweight information processing are just one of the results. Other high technology categories that depend on platinum include fibre-optic cables and LCDs; and new applications are constantly being found. While in the field of manufactured goods, the diversity of uses for platinum is little short of bewildering. To name just a few, it plays a key part in the production of high octane petroleum, paint, explosives, eyeglasses, industrial refrigerators and fertilizers.

Review of operations

- Accelerating and increasing the planned Merensky production at No. 4 Belt Incline at Karee.
- Accelerating the build-up at Newman Incline and adding two additional levels from 8 to 10 level.
- Sinking a short vertical/incline shaft system immediately down dip of the Newman Incline. This new shaft system to be known as the "Hossy Shaft" will commence in late 2001 with first production expected circa 2006. The Middelkraal Vertical Shaft, scheduled to commence sinking in 2006, will thus be deferred.
- The early construction of two additional concentrators to exploit the open-cast reserves of both the Merensky and UG2 ore along the entire strike length of our operations. The open-cast ore will be exhausted during 2005, and these two concentrators will then process underground ore.

Production will be enhanced further by our 50% participation in a joint venture with Angloplats (the Pandora Project) to exploit the UG2 reserves owned by the latter, down dip (Harties "B") and eastwards (Uitvalgrond) of No. 3 Belt Incline at Eastern Platinum.

Capital expenditure

The plans for expansion introduced in 1999 envisaged growth in output to some 750,000 troy ounces by 2004. The latest plans by comparison envisage growth to 870,000 troy ounces in 2003 and gradually increases to 1 million troy ounces. This has had the effect of increasing the capital expenditure required for growth and the concomitant capital required for earlier replacement of shafts and associated ancilliary equipment.

Our aim is to increase production as rapidly as possible. The new plan sees refined output rising to 870,000 troy ounces in 2003, some five years earlier than previously envisaged.

In addition, newly enacted environmental laws in South Africa require, inter alia, that current emissions from our smelters and refineries be drastically reduced from current levels; hence further capital is required to this end.

It is now envisaged that circa $665 million will be required for major projects during the eight year period to 2008, compared to the $550 million announced last year.

The four primary categories of capital expenditure are:

Major project capital expenditure	US$m
Expansion Capital	425
Replacement Capital	210
Expenditure on the Environment	20
Process Improvements	10
Total	665

The expansion capital above includes the $87 million Pandora Project and $60 million for the open-cast project and reflects the capital required to grow output from the 610,000 troy ounces of Platinum produced in 1999 to 1 million troy ounces.

Capital expenditure in 2000 amounted to $114 million, of which $71 million was expended on major projects. In 2001, total capital expenditure amounted to $113 million, of which $84 million was expended on major projects. Thus, some $510 million remains to be spent on projects between 2002 and 2008.

Major projects progress

New Smelter

The filter and drying section was completed early in the year and has performed well, feeding the existing circular furnaces. The furnace itself entered the cold commissioning phase at the year end. Hot commissioning is scheduled for early 2002, with production build-up occurring during February-March 2002. This is approximately three months behind schedule following the need for design changes which were highlighted during cold commissioning.



Newman incline shaft.



Saffy shaft level 10.


Capital expenditure
$m
114
113
2000
2001

Curing cancer and saving the lives of heart disease sufferers. Made possible by PGM's.



Since its therapeutic properties were discovered in the early 1970s, platinum has been a spectacular success in medicine. Today, platinum-based drugs generate an $800 million market thanks to their proven effectiveness against certain types of cancer. They can now cure testicular cancer, for example, in over ninety per cent of cases. Similarly, platinum is playing a life-saving role in the fight against heart disease. Its excellent conductivity and very high resistance to corrosion make it the ideal material for biomedical components, such as the electrodes in pacemakers and in the internal defibrillators fitted in people at risk of a fatal heart failure. So the outlook for platinum is very healthy indeed.

Review of operations

Newman Incline
The Newman Incline is five months ahead of schedule and is being further accelerated. As a result, full capacity production of 80,000 tpm will now be reached two years earlier in 2004. Sinking operations are currently on 8 level; the project has been extended to take the shaft to 10 level.

Karee 3A Shaft
The commissioning of the 3A Shaft has been delayed by three months due to bad ground conditions in the loading box area which required extensive re-supporting of the sidewall. Man hoisting commenced in September 2001 and rock hoisting is scheduled for December 2001.

Saffy Shaft
The Saffy Shaft is down to 11 level about 385m below surface and progressing well within the planned schedule. The mid-shaft loading arrangement has been cancelled to accelerate the sinking programme. This will enable the shaft to be handed over by June 2005.

Karee Mine K4 Shaft
The pre-sinks for the main and ventilation shafts are completed. Both headgears have been constructed and the main sink of the ventilation shaft commenced in September 2001. The main shaft sink will commence in March 2002, following completion of the headgear equipping. The project is still ahead of schedule and is expected to be handed over in December 2006.

Karee UG2 Concentrator
The main section of the Karee "B" stream plant was commissioned during February 2001, whilst the regrind circuit was completed in March 2001. Full capacity was reached in April 2001. Recoveries to date have exceeded expectations.

1 Shaft MF2
The conversion of the 1 Shaft plant to MF2 has been a difficult and slow process. However, the results over the past few months indicate that a final tailing value of +\- 0.70 g/t can be achieved with MF2 plus open circuit milling i.e. a recovery improvement of 3.0%.

Mineral reserves

PGM's and Gold troy oz millions	2001	2000
Proven	2.7	2.6
Probable	77.7	78.7
Total	80.4	81.3

The total proven and probable reserves of PGM's and gold have dropped slightly from 81.3 million troy ounces last year to 80.4 million troy ounces this year whilst proven reserves rose slightly from 2.6 million to 2.7 million. This figure is estimated in accordance with the South African Code for Reporting of Mineral Resources (SAMREC).

Training, education and development
Lonmin has developed a people-based philosophy of "Lifelong Learning" where learning is viewed as a continuous process in which we provide something for everyone.

Research and development
Over the course of the year the Group has commenced the development of a wide reaching change strategy. This change includes education, computerisation and the technical re-engineering of the operations. This has been driven principally by three imperatives of the commercial and industrial order in the modern South Africa and the mining world in general. Included in these imperatives are:

- The unacceptable rate of injuries and deaths on mines in South Africa has to be reduced and brought in line with international standards.
- Ameliorating the potentially devastating effects that the HIV/AIDS epidemic will have on the economically active portion of the population and consequently the labour dependent mining industry.
- The ever-present need to meet and better universally accepted mining industry productivity benchmarks.


Average realised palladium price
Dollars per ounce
540
670
2000
2001



K4 vent shaft headgear.



Underground classroom at Eastern Platinum.

A gift more precious than gold. For the more discerning, as soaring demand demonstrates, only platinum is good enough.



When Spanish colonists first discovered small white grains in the rich alluvial gold deposits of South America, they were none too happy. Considering them to be "unripe" gold they returned them to the source in order to ripen. Removing these impurities by hand was a laborious task. Today, as the rarest of the precious metals, platinum is rather more highly regarded, for both its understated beauty and the exceptional tensile strength that makes it the most secure setting for precious stones. Since the 1960s, Japan has been the world's biggest platinum jewellery market. However, it has recently been overtaken by China. Together, these two massive markets now account for over thirty-three per cent of all platinum demand, with potential for further growth.

Review of operations

Objectives
Through a process of technically re-engineering the core business processes at our operations, we will:

- As far as is technically possible, be fully mechanised and automated;
- Meet the short term business imperatives of reducing casualties to meet international standards;
- Approach the required increase in worker productivity which is benchmarked at international, developed mining standards; and
- Not succumb to operational and quality deficiencies brought about by the impending shortage of skills due to the HIV Aids epidemic.

Principal Research and Development Strategy
The principal strategy for achieving the goals of mechanisation within the prescribed time constraints will be to launch an evolutionary process which systematically converts the operating methodology from the current drill and blast techniques to the fully functional ideal of non cyclic, full time rock cutting to achieve planned production requirements. This process timeline sets targets for rapid change away from the current operational methodology and simultaneously results in a lower risk profile through gradual technological improvement.

Some of the projects included in this initiative are:
Three Product Cyclone (Amira P9 project)
The development of the 3 product cyclone has continued at Eastern Platinum with a 600mm production unit and an initial model for the cyclone performance is being developed by the University of Cape Town.

Flotation Characterisation Test Rig ("FCTR – Amira P9 project")
The Lonmin FCTR has been commissioned at Eastern Platinum. Test work on cleaner tailings with various types of mills has been completed and development work to prove the MF3 concept for the Eastern Platinum concentrator "C" stream is in progress.

Isa Milling
On site pilot plant test with Isa milling technology has shown that an additional 2% recovery is possible with fine grinding on cleaner tailing and this feature has now been incorporated in the Eastern Platinum Concentrator "C" stream circuit.

The use of innovative new technology, such as the FCTR and Isa milling at Eastern Platinum, has also had the additional benefit of indicating that the mass pulls could be reduced by 30% without incurring recovery losses.

Pilot Plant
The FCTR concept has been extended to include a pilot mill and full process control as part of a collaborating research venture between Lonmin, Mintek and Natal University, with funding from the Department of Arts and Culture.

The pilot plant will be used as a training tool for metallurgists and to evaluate the open cut pits before the ore is sent to the open cut concentrators.

Narrow Reef Miner (ARM 1100)
The programme to develop a narrow reef hard rock mining machine started during a visit by Lonmin Platinum management to the Vöest-Alpine Bergteknik manufacturing facility in 1999. Vöest-Alpine are leading international manufacturers of mining machinery and subsequent to that visit, they conceptualised a design for a narrow reef hard rock cutting machine.

This initiative has led to the formation of a Joint Venture between Lonmin Platinum and Vöest-Alpine to develop the machine for particular application in the platinum mines of the Bushveld Complex.

Oscillating Disc Cutting Technology (ODC)
Disc cutting has been known to present limited success in hard rock cutting for some years. Through the Australian Mining

Safer mines through improved operational methodologies and technological re-engineering.



Training at Karee.



Narrow Reef Miner.


Average realised rhodium price
Dollars per ounce
1,684
1,703
2000
2001

Another record year for growth: at 1.36m troy ounces, refined PGM production was up ten per cent on last year.


2001
2000

A second successive year of sustained growth in line with our already announced expansion strategy and within budget. This was the result of a concerted effort at all levels and was achieved against a background of significant safety improvements.

Industry Research Association (AMIRA), a company has been formed to develop the principle of oscillating disc cutting. Lonmin Platinum is a joint sponsor of this initiative and the project is currently in prototype test mode in Tasmania.

Mechanised mining equipment
Contracts are in preparation to enable two companies manufacturing mechanised mining equipment, which fall into the category of semi-mechanised. The equipment is designed to relieve current drill, blast and clean methods, both in development and stoping, of the onerous labour requirements traditionally associated with Lonmin Platinum's mines.

Other Projects
Various projects are underway to automate compressors, winders, pump sub-stations, locomotives and other equipment. Significant work is also being carried out on the ore concentrators to improve recoveries since the payback is generally non-linear in nature.

Independence Gold – Zimbabwe
Safety and health
The Group's safety performance at Independence Gold improved significantly with an accident severity rate of 8.7 (shifts lost per 1,000 worked) compared to 11.2 in 2000. Though a significant reduction from last year, the Company suffered two fatal accidents in the year. Efforts at eliminating accidents will continue.

How Mine was placed first in the Chamber of Mines' accident competition and second in the NSSA National Safety competition.

The number of deaths in service as a result of AIDS related diseases continues to increase within the Group. Efforts continue, to manage and reduce the consequences of this pandemic.

Operational performance
Group gold production for 2001 amounted to 169,119 troy ounces compared with 189,205 troy ounces for the previous year.

Operations at Muriel Mine ceased in June 2001. The Mine is currently on care and maintenance, while opportunities for disposal are pursued.

Gold production from sand reclamation has declined due to the exhaustion of payable sands-dumps.

Group cash cost per ounce
Average cash costs per ounce of gold increased from $260 in 2000 to $267 in 2001 reflecting the difficult operating environment in Zimbabwe.

Reserves and resources
The Group's Mines increased their reserve and resource ounces to 3.9 million ounces within the vicinity of current mining operations. The Group reserve resource position is expected to improve further following an increase in the gold price realised (gold support price) in Zimbabwe.

Capital expenditure
Capital expenditure amounted to $2 million for the year. Major capital projects were completed during the year at How Mine, Arcturus Mine and Shamva Mine.

Exploration
Exploration expenditure was limited to that deemed necessary under the circumstances in Zimbabwe.

Management of our gold mines in Zimbabwe focused on protecting our assets from any permanent damage to their value while at the same time generating a small operating profit.



Primary separation at the Precious Metals Refinery.



New security control room at the Precious Metals Refinery.


Average realised gold price
Dollars per ounce
286
303
2000
2001

Review of the markets

PGM markets have had a most remarkable year, with the differential between the year's highs and lows being beyond anyone's expectations or forecasts. During the first half of the financial year, market sentiment was positive and we saw PGM prices pushed steadily to new market highs driven by solid industrial offtake, continued Russian supply concerns and opportunistic trading by speculative players. In the second half of the year thin markets combined with negative sentiment, concerns over supply and weak demand led to prices tumbling.

After initially displaying some resistance to the slowdown in the global economy, PGM prices inevitably succumbed in the end to the general woes of the commodities sector. Consumer spending in the jewellery, motor vehicles and electronic goods sectors have all been adversely affected by the combined impact of a shrinking market, high metals prices and the strong US dollar. The tragic events of 11th September have compounded global economic concerns.

One of the positive effects of the volatility seen this year is that the elasticity of PGM markets has been tested. Clear signals were seen in the platinum jewellery sector of price sensitivity. With platinum prices greater than Yen2000 per gram platinum jewellery lost market share in Japan, but demand visibly returned as prices declined. Palladium can recount a similar trend in the dental sector, but the more important electronics sector has probably substituted nickel in many of the applications. A natural cap and collar defined by consumer demand bodes well for a healthy market in the long term.

China is once again predicted to be platinum's beacon of light over the short term, with its strong domestic economy and huge consumer base showing signs of absorbing yet more metal. The year 2000 saw China become the largest individual platinum jewellery market. Its continued growth in 2001 will see it widen its lead on the second largest market, Japan, where the difficult economy will result in further shrinkage.

Many new and exciting projects at the cutting edge of technology promise a secure future for PGM's. Foremost amongst these remains the Fuel Cell, where clean energy from hydrogen and oxygen will supply homes, move cars and feed lap-tops in the future.

The Californian Zero Emission Vehicle programme has been maintained although many of the motor vehicle manufacturers are now looking at the market for stationary fuel cell power in order to gain entry technology for the car market. In this respect California's recent electricity crisis has resulted in unprecedented demand for small distributed generation units to provide back-up power.

Turning to the more traditional consumers of PGM's, the change in mix of consumption of the three PGM's used in autocatalysts predicted in last year's review materialised and is expected to continue.

Autocatalysts were first introduced in the 1970s and have played a major role in cleaning the air we breathe ever since. Modern autocatalysts remove in excess of 90% of harmful exhaust emissions and in doing so consume some 8.3 million ounces or 42% of the three main PGM's. The introduction of more stringent legislation, over more vehicle types and in more countries will continue to cause this consumption element to grow.

High PGM prices and the new South African minerals bill with its "use it and keep it" interpretation has precipitated a wave of PGM expansion projects with oversupply fears surfacing. Our own analysis compiled in conjunction with our principal business partners shows these concerns to be over pessimistic in the case of platinum. In the case of palladium, the position is unchanged in that Russia will continue to be the swing supplier for some years to come. Cautious purchasing policies by the primary consumers of PGM's may result in further price uncertainty over coming months, but we believe that PGM's are well placed to show a recovery as signs of economic turnaround become evident.


US$ per oz
Rhodium
Palladium
Platinum
2400
2000
1600
1200
800
400
0
Sept Oct Nov Dec Jan Feb Mar Apr May June July Aug Sept
2000
2001



Industry the world over is investing billions of dollars in a vision: the vision of using water to generate environmentally friendly power for the future – The Fuel Cell.

Review of business development

During the financial year we have devoted considerable energy to the evaluation of a number of new business opportunities. This has entailed the examination of potential transactions both large and small. It is our intention to maintain our momentum in this area and we believe we have retained sufficient balance sheet flexibility to take advantage of value adding opportunities as they present themselves.

At the beginning of this financial year we set ourselves the objective of identifying and, subject to certain pre-set criteria, investing in a portfolio of exploration companies. The nature of exploration dictates a "portfolio approach", comprising a number of projects that will diversify risk by geographic location, level of prospectivity, mineralisation type and stage of advancement. To date we have selectively committed a total of $14 million in this regard. Further additions to our portfolio are expected.

We are committed to value enhancing growth and have approved pre-set criteria by which investments are evaluated. The criteria relate to an investment's geology, its geographical location, technical considerations, an evaluation of a target's management, the corporate/investment structure, the PGM commodity price mix, and pre-set financial hurdles.

Australia

During the early part of this financial year we focused our attention on Australia, a country with a strong mining history. We believe that we have invested in the two most prospective advanced PGM exploration projects in the country.

Helix Resources

We have taken a A$7.8 million, 11.8% equity stake in Helix Resources, which has been exploring for PGM's in Australia for some 16 years. Lonmin has agreed to invest a minimum of A$8 million in Helix's flagship Munni Munni PGM project, through the funding of a full feasibility study over a 15 month period. In return Lonmin will earn a 50% joint venture interest in the project.

Munni Munni is located near Karratha in the Pilbara region of Western Australia. The PGM mineralised Ferguson reef occurs within a keel shaped layered mafic and ultra-mafic intrusion measuring approximately 25 kilometres in length, 10 kilometres in width, whilst the reef has an indicated strike length of some 40 kilometres over the Helix property. At a mineralised width of some 2.5 metres, the reef may be amenable to bulk mining methods. Drilling of the central zone, on the northern side of the intrusion, indicates PGM plus gold grades of around 3g/t. Some 32 kilometres of strike was previously untested and current activities are therefore focused on these areas such that the mineralisation and economic potential of the majority of the complex is first assessed. We anticipate that a full feasibility study will be completed in early 2003.

Platinum Australia

Our investment in Platinum Australia amounted to A$12 million for a 39% undiluted equity interest. These funds will be used to produce a full feasibility study on the Panton Platinum/Palladium project. Lonmin may elect to subscribe for additional shares giving the Group a controlling interest, in the event the feasibility study confirms the viability of the project, upon its completion in mid 2002.

Panton is a chromitite hosted sill structure, located 40 kilometres north of Halls Creek in the Kimberly area of Western Australia. An estimate of the resources, conducted earlier this year, gave a grade of 5.4 g/t PGM for 7 million tonnes of the higher grade reef. Definition drilling and other technical activities are continuing.

Two of Lonmin's executives have been appointed to the Board of Platinum Australia.

North America

More recently our attention has been focused on North America. We continue to actively investigate opportunities presented by junior PGM exploration companies and we are maintaining contact with a number of such parties.



Exploration drilling, Munni Munni Project.



Core logging at the camp site, Panton Sill Project.

We have some of the most rigorous standards in the industry for our workers, the local communities and the environment.


ISO
14001

Western Platinum Refinery was the first of our operations to receive this coveted status. It was one of only two precious metal refineries in the world to be accredited and ISO 9000 status was added this year. The smelter and Base Metal refineries also achieved ISO 14001 certification during the year and we expect all mines to have achieved this rating by 2003.

Safety, health and the environment

A separate, detailed report on Safety, Health and the Environment "the SHE Report" is available on our website and to all shareholders upon written request.

Sustainable Development – "development which meets the needs of the present generation without undermining the capacity of future generations to meet their own needs" – has become a widely subscribed ideal for business in order to be consistent with the values of society. Lonmin Plc is an active promoter of the move to sustainable development and is a sponsor of the Mining, Mineral and Sustainable Development project. The findings of this project will give us the means whereby we can better align ourselves with the concept of sustainable development.

In order to address the issues of mineral and mining and the economic, social and biophysical environment, Lonmin Plc recognises that clarity of measurement and reporting of key indicators is a critical management tool. The annual Lonmin Plc Safety, Health and Environmental Report, incorporating social responsibility, provides timely, relevant and reliable information to our external stakeholders. This type of reporting is in its early stages and this is only our second SHE Report. The search for a full sustainability assessment will continue for a number of years to come.

Social responsibility is high on our agenda and we have a number of projects at each of our operations in the pursuit of this objective. Our fight against HIV/AIDS has widened once again and good results have been achieved in the education and awareness programmes we have conducted over the past year. The general lack of accurate statistics makes it difficult to determine the number of AIDS victims, but we realise that our responsibility reaches beyond the boundaries of our operations and we therefore include families and communities in our programmes.

Projects in the surrounding communities are numerous and our aim is to establish sustainable opportunities that can outlive the mines. The encouragement of entrepreneurial enterprises and the establishment of economic businesses have proved successful. The provisions of housing and basic amenities in the surrounding area has been given attention, with 1000 houses completed during the year. A further 2000 houses will be completed over the next five years.

As stated in the SHE Report, we have started implementing Environmental Management Systems (EMS), based on ISO 14001, at our operations. We are proud to announce that the Metallurgical Services (which consists of the Smelter and Base Metal Refinery) received certification for ISO 14001 during September 2001. This is the second milestone for Lonmin Platinum, the first being the Western Platinum Refinery which achieved certification last year; the latter going on to achieve ISO 9000:2001 this year. Western Platinum Mine will commence the implementation of ISO 14001 during 2002, closely followed by Eastern Platinum Mine and Karee Mine. It is hoped that the achievement of ISO 14001 at all mines will be realised by 2003.

With the fast expansion of our operations, attention has been focused on the assessment and management of the potential impacts of new projects. Fourteen environmental impact assessments were undertaken on these projects during the year and all new projects have an approved management plan before construction begins. The feasibility study for the sulphur fixation plant has taken longer than expected as the search for appropriate technology continues. This project is now scheduled for completion in late 2003.

In Zimbabwe the Group continues to strive to achieve zero effluent discharge and focus continues on pollution-control, rehabilitation, and the elimination of the effects of hazardous substances. Regular inspections and annual audits are conducted.



Water sampling at the Precious Metals Refinery.



New housing project at Karee Mine, Marikana.


AMBULANCE

Mine rescue training at Western Platinum.

Board of Directors

Executive Directors

G Edward Haslam (57)
Chief Executive
Appointed a Director on 12 November 1999 and Chief Executive with effect from 30 November 2000. Joined Lonmin Platinum in 1987 as Marketing Director and appointed its Managing Director in 1997. He is a director of the International Platinum Association, Frankfurt, and of the World Fuel Cell Council, Frankfurt and of Furuya Metals Co. Limited, Tokyo.

Sam E Jonah (52)
A Director since 1992. In 1969 he joined Ashanti Goldfields Company, of which he became Chief Executive in 1986. He holds an MSc DIC from Imperial College of Science & Technology and an associateship from Camborne School of Mines. He is a director of Commonwealth Africa Investment Fund Limited and other non-Group Companies.

Ian P Farmer (39)
Director Corporate Development & Marketing
Appointed a Director on 4 April 2001 with responsibilities for marketing, investor relations and corporate development. Joined the Company in 1986 as Assistant Group Accountant and transferred to Zambia in 1990. In 1995 appointed Finance Director of Lonmin Platinum in South Africa, which position he relinquished upon his transfer to London in 2001.

John N Robinson (47)
Finance Director
Joined the Company in 1979 as a financial analyst and later as a finance executive working with the mining operations. Appointed Finance Director on 1 April 1999. Member of Pension Committee.

Board of Directors, from left to right:
Roger Phillimore, John Robinson, Sir Alastair Morton, Ian Farmer,
Sir John Craven, Edward Haslam, Sam Jonah, Peter Godsoe, Peter Harper



Non-Executive Directors

Sir John Craven (61)
Chairman
Appointed an independent non-Executive Director in 1997. Chairman of Nomination Committee and Member of Remuneration Committee. Former member of the Board of Managing Directors of the Deutsche Bank AG and Chairman of Deutsche Morgan Grenfell Group Plc. Non-Executive Director of Reuters Holdings Plc, Fleming Family and Partners and Gleacher & Co Limited.

Peter J Harper (66)
Deputy Chairman and Senior Independent Director
A non-Executive Director since 1993. Chairman of Audit Committee, Remuneration Committee and Pension Committee. Member of Nomination Committee. Non-Executive Director of John Laing Plc. Previously a Director of Hanson Plc.

Sir Alastair Morton (63)
Appointed an independent non-Executive Director in 1998. Member of Audit Committee, Nomination Committee and Remuneration Committee. Chairman of Strategic Rail Authority until December 2001. Honorary Chairman and former executive co-chairman of Eurotunnel.

J Roger B Phillimore (52)
Appointed an independent non-Executive Director in 1997. Member of Audit Committee and Nomination Committee. Formerly joint Managing Director of Minorco. Non-Executive Director of Aber Resources Limited.

Peter C Godsoe (63)
Appointed an independent non-Executive Director with effect from 29 November 2001. Chairman and Chief Executive Officer of Bank of Nova Scotia, non-Executive Director of Empire Company Limited, Ingersoll-Rand Company, Institute of International Finance and International Monetary Conference.



Management team

Platinum
Directorate:
Peter Ledger – Managing Director
Brian Abbott – Finance
Tony Reilly – Legal
Stompie Shiels – Mining
Jeff Fenner – Strategic Services
Eddie Facculyn-Goushé – Central Services
Bob Palmer – Smelting and Refining
Albert Jamieson – Business Development

Zimbabwe
Mike Marriott – Chief Executive, Independence Gold

London
Chris Davies – Group Technical Director
Michael Pearce – Group Secretary
Amanda Bradshaw – Group Financial Controller

Summary Directors' Report

Dividends

The Board recommends a final dividend of 28.2p (40 cents) per share to be paid on 18 February 2002 to shareholders on the registers on 25 January 2002. With the interim dividend of 16.9p (24 cents) paid on 16 August 2001 this would make a total dividend for the year of 45.1p (64 cents) per share (2000 – 35p (50 cents)).

Business review and future developments

The Summary Directors' Report should be read in conjunction with the Chairman's Statement on page 3, the Chief Executive's Statement on pages 4 and 5, the Review of Operations on pages 6 to 19 and the Summary Financial Statement on pages 26 and 27 which give a review of developments and of likely future developments in the business of the Company and the principal trading operations of the Group. During the year the Company continued to focus on its platinum group metals and gold operations.

Share capital

Pursuant to the authority granted at the Annual General Meeting on 15 February 2001 the Company bought back in the market and cancelled a total of 1.72 million ordinary shares at a total cost of £13 million ($19 million). After the year end the Company bought back and cancelled a further 10 million shares at an additional cost of £85 million ($124 million). This will result in an improvement in future earnings per share. A new authority to make market purchases of the Company's shares will be proposed at the forthcoming Annual General Meeting.

Directors

The present Board of the Company and biographical details are set out on pages 20 and 21. Mr I P Farmer was appointed an Executive Director on 4 April 2001 and Mr P C Godsoe was appointed a non-Executive Director with effect from 29 November 2001. Mr N J Morrell retired as a Director on 30 November 2000 and Mr G E Haslam succeeded him as Chief Executive on that date. At the forthcoming Annual General Meeting Mr G E Haslam, Mr S E Jonah and Mr J N Robinson retire by rotation and Mr I P Farmer and Mr P C Godsoe retire having been appointed since the last Annual General Meeting. Being eligible, they offer themselves for re-election. As noted in the Summary Directors' Report on Remuneration on page 24, Mr Haslam, Mr Farmer and Mr Robinson each have a service contract with a notice period temporarily exceeding 364 days. Mr Jonah has a service contract terminable on 364 days' notice. Mr Godsoe, as a non-Executive Director has no service contract with the Company and is not entitled to any notice period.

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business. The interests of the Directors in the ordinary shares of the Company are set out in the Summary Directors' Report on Remuneration on page 24.

Corporate governance

The Company complies with all the provisions affecting companies set out in the Combined Code on Corporate Governance.

Charitable and political donations

Charitable donations made by the Group during the year in the United Kingdom amounted to $144,283. No political donations were made.

The Group also made contributions to social welfare causes in South Africa during the year amounting to R31.5m ($3.9m). In addition the Company has granted, for a nominal service charge, a licence to African Medical & Research Foundation (AMREF) to occupy temporarily spare offices at the Company's head office in London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health in the continent. The organisation undertakes operations research, capacity building in disadvantaged communities, and advocacy on an international level. This has a significant impact on health burdens such as HIV/AIDS, which is a major concern to the Lonmin Group. Sir John Craven and Mr J R B Phillimore are members of the council of AMREF (UK).

Annual General Meeting

The 2002 Annual General Meeting will be held at 11.00 am on Friday, 25 January 2002 at The Ball Room, The Park Lane Hotel, Piccadilly, London W1. The Notice of Meeting is set out on pages 28 and 29. An explanation of the item of Special Business is contained therein.

By order of the Board
M J Pearce
Secretary

28 November 2001

Summary Directors' Report on Remuneration

The Remuneration Committee consists entirely of non-Executive Directors and is responsible for determining remuneration policy and the remuneration packages of Executive Directors. The Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Directors of the quality required without paying more than is necessary for this purpose. With the exception of Mr Haslam, noted below, no Director during the year received any bonus or entitlement to a bonus in respect of the year. The remuneration package for Executive Directors comprises a base salary, pension, life assurance and other benefits, and participation in the Company's share option schemes. Summary details of individual emoluments and share interests of all Directors are shown in the following two tables :

Directors' remuneration

	Salary and fees £	Benefits in kind[(1)] £	Total for year to 30.9.01 £	Total for year to 30.9.00 £
Executive Directors				
G E Haslam[(2)]	379,166	47,272	426,438	267,826
I P Farmer[(3)]	112,346	19,620	131,966	
S E Jonah[(4)]	50,000		50,000	Nil
J N Robinson	260,000	19,796	279,796	243,801
Non-Executive Directors				
Sir John Craven	120,000		120,000	120,000
P J Harper	50,000		50,000	60,000
Sir Alastair Morton	45,000		45,000	53,333
J R B Phillimore	60,000		60,000	68,333
Former Directors				
N J Morrell[(5)]	75,000	5,761	80,761	469,227

Notes

(1) Benefits in kind comprised mainly the provision of a motor car for the use of Executive Directors and the provision of private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance.

(2) Mr Haslam was appointed Chief Executive on 30 November 2000. He was a Director throughout the year. During the year Mr Haslam benefited from a bonus scheme based on targeted performances, as a result of which he received a payment of £82,000. This is in addition to the sum disclosed above. Mr Haslam benefits from a similar bonus scheme in the current year.

(3) Mr Farmer was appointed a Director on 4 April 2001 thus his remuneration as Director in 2001 covered only the period from then until the year end.

(4) The figures for Mr Jonah relate only to his remuneration as a Director of Lonmin Plc. He is the Chief Executive of Ashanti Goldfields Company Limited, which reimburses Lonmin Plc all his other remuneration and his benefits.

(5) Mr Morrell retired early as a Director on 30 November 2000 at the Board's instigation following the successful completion of Lonmin's transformation to a focused mining company, in which he played the leading role. A termination payment of £477,042 was made in lieu of notice. This figure is in addition to the sum disclosed above. Mr Morrell held options over 216,986 shares with a weighted average exercise price of 285.6164p per share.

Summary Directors' Report on Remuneration

Directors' service contracts

Mr Haslam, Mr Farmer and Mr Robinson currently have service contracts which temporarily require their respective employing companies to give two years' prior written notice of termination. If notice were given and the director concerned was not required to work out his notice period, his salary and the value of his contractual benefits would be paid in lieu. From 1 January 2002 the notice period will reduce by one calendar month immediately following the expiry of each calendar month until 1 January 2003, from which date 364 days' prior written notice will be required to be given. Mr Jonah is entitled to 364 days' notice. Since the Board has set as an objective that all Executive Directors should have notice periods of 364 days or less, the Company does comply and has complied throughout the year with the provision of the Combined Code in this respect. Except during the temporarily extended notice periods, there is no contractual provision for compensation to be paid to any Executive Director in lieu of notice. The non-Executive Directors are each appointed for a fixed period of three years, but subject to the provisions of the Company's Articles of Association for retirement by rotation and for earlier cessation for any other reason. No compensation is payable to non-Executive Directors for loss of office, save for arrears of fees.

Ordinary share interests

	Shares 1.10.00	30.9.01 and 28.11.01	Share options 1.10.00	Weighted Average Exercise Price p	30.9.01 and 28.11.01	Weighted Average Exercise Price p
Sir John Craven	188,313	193,859	–		–	
P J Harper	22,311	22,729	–		–	
G E Haslam	3,132	3,132	150,000	501.10	152,018	505.5457
I P Farmer	–(1)	–	105,000(1)	489.1429	107,018	495.6834
S E Jonah	9,766	9,766	184,817	291.4355	184,817	291.4355
Sir Alastair Morton	1,543	1,543	–		–	
J R B Phillimore	2,734	2,851	–		–	
J N Robinson	8,393	8,745	169,250	464.1039	169,250	464.1039

Notes

(1) The interests of Mr Farmer are shown as at 4 April 2001, the date of his appointment as a Director, and not 1 October 2000.

(2) During the year options were granted to both Mr Haslam and Mr Farmer each over 2,018 ordinary shares at an exercise price of 836p per share. These options are included in the table above.

(3) At 28 September 2001 (the last trading day of the year under review) and by way of comparison with the weighted average exercise prices shown, the middle market quotation for the ordinary shares as derived from the London Stock Exchange Daily Official List was 835.50p, as compared with the high and low quotations for the financial year of 1,125p and 730p respectively.

Statement of the Independent Auditors to the members of Lonmin Plc

Pursuant to section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 26 and 27.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full Annual Accounts describes the basis of our audit opinion on those Accounts.

Opinion

In our opinion the Summary Financial Statement is consistent with the Annual Accounts and Directors' Report of Lonmin Plc for the year ended 30 September 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

28 November 2001

Summary Financial Statement

Summary consolidated profit and loss account

For the year ended 30 September

	2001 **$m**	2000 Restated $m
Turnover	**866**	951
– continuing operations	**866**	757
– discontinued operations	**–**	194
Group operating profit	**490**	385
– continuing operations	**490**	380
– discontinued operations	**–**	5
Share of associate's operating loss	**–**	(1)
Total operating profit	**490**	384
Profit on sale of fixed assets – continuing operations	**–**	10
Profit on sale of operations – discontinued operations	**–**	9
Net interest receivable and similar items	**33**	11
Profit before taxation	**523**	414
Taxation	**(150)**	(97)
Profit after taxation	**373**	317
Minority interests	**(99)**	(79)
Profit for the year	**274**	238
Dividends	**(110)**	(90)
Retained profit for the year	**164**	148
Earnings per share excluding exceptionals – continuing operations	**153.7c**	130.1c
Earnings per share	**153.7c**	144.7c
Diluted earnings per share	**152.4c**	136.3c
Dividends per share	**45.1p/64.0c**	35.0p/50.0c

The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.

Profit and loss account

An increase in the average PGM prices realised in the year together with a commendable 10% growth in output in the platinum operations have resulted in an increase in profit before tax in 2001 of 26% to $523 million from a restated $414 million in 2000. It should be noted that the profit before tax figure in 2000 has also been restated for FRS 19 – Deferred Tax which involved recalculating the discontinued exceptional item on disposal of Duiker Mining.

The effective tax rate is 29% in 2001 compared to a restated 26% in 2000. The increase in the effective tax rate results from a higher level of dividend payments in South Africa which continue to be taxed at 12.5%. This is somewhat offset by the effect of the depreciation of the South African rand during the year on outstanding tax liabilities.

Continuing operations earnings per share pre-exceptional items was 153.7 cents in 2001 compared to a restated 130.1 cents in 2000. The Board recommends a final dividend of 40.0 cents (2000 – 36.0 cents) making total dividends for the year of 64.0 cents (2000 – 50.0 cents). In sterling terms, the final dividend payment is recommended to be 28.2 pence (2000 – 25.7 pence) making total dividends for the year of 45.1 pence (2000 – 35.0 pence).

The summary financial statement on pages 26 and 27 was approved by the Board of Directors on 28 November 2001 and was signed on its behalf by:

Sir John Craven, *Chairman*

J N Robinson, *Finance Director*

Summary consolidated balance sheet

As at 30 September

	2001 $m	2000 Restated $m
Fixed Assets	**997**	916
Current assets	**658**	575
Creditors: amounts falling due within one year	**(254)**	(242)
Net current assets	**404**	333
Total assets less current liabilities	**1,401**	1,249
Creditors: amounts falling due after more than one year	**(6)**	(8)
Provisions for liabilities and charges	**(150)**	(155)
	1,245	1,086
Equity interests	**1,077**	926
Minority equity interests	**168**	160
	1,245	1,086
Net cash and deposits	**523**	422

Balance Sheet

Equity interests have increased to $1,077 million, primarily arising from the retained profit of $164 million achieved during the year. Net cash and deposits were $523 million at the year end. During the year the Company bought back and cancelled 1.7 million shares at a total cost of $19 million and following the year end, the Company bought back and cancelled a further 10 million shares at an additional cost of $124 million.

Summary consolidated cash flow

For the year ended 30 September

	2001 $m	2000 Restated $m
Net cash inflow from operating activities	**525**	346
Continuing	**525**	354
Discontinued	–	(8)
Interest	**17**	(15)
Tax	**(109)**	(21)
Trading cash flow	**433**	310
Continuing	**433**	329
Discontinued	–	(19)
Capital expenditure	**(115)**	(120)
Minority dividends	**(88)**	(40)
Free cash flow	**230**	150
Continuing	**230**	173
Discontinued	–	(23)
Acquisitions and disposals	**(6)**	212
Other financial investment	**(11)**	3
Shares – issued	**4**	8
– bought back	**(19)**	–
Equity dividends paid	**(110)**	(71)
Cash inflow	**88**	302
Trading cash flow per share – continuing operations	**242.9c**	200.0c
Free cash flow per share – continuing operations	**129.0c**	105.2c

Note: The difference between the opening net cash and deposits of $422 million and the closing net cash and deposits of $523 million is made up of the cash inflow shown above of $88 million and exchange on non-US dollar amounts of $13 million.

The 2000 free cash flow figure has been restated to exclude expenditure incurred on other financial investment.

Cash Flow

Continuing operations trading cash flow has increased 32% to $433 million. This reflects the strong operational performance in the platinum operations displayed in the cash inflow from operating activities of $525 million offset by an increase in tax paid during the year to $109 million from $21 million in 2000. Free cash flow from continuing operations was $230 million after capital expenditure of $115 million and minority dividends paid of $88 million.

Notice of the Annual General Meeting

Lonmin Plc
(Registered in England and Wales with registered number 103002)

NOTICE IS HEREBY GIVEN that the ninety-third Annual General Meeting of Lonmin Plc will be held at The Ball Room, The Park Lane Hotel, Piccadilly, London W1 on Friday, 25 January 2002, at 11.00 am, for the following purposes:

Ordinary business:

1 To receive the Report of the Directors and the Accounts for the year ended 30 September 2001.
2 To declare a final dividend for the year ended 30 September 2001.
3 To re-elect Mr I P Farmer as a Director.
4 To re-elect Mr P C Godsoe as a Director.
5 To re-elect Mr G E Haslam as a Director.
6 To re-elect Mr S E Jonah as a Director.
7 To re-elect Mr J N Robinson as a Director.
8 To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special business:

To consider and, if thought fit, to pass the following resolution:

9 Special Resolution

"THAT pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of up to an aggregate of 16,752,320 ordinary shares of £1.00 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from the Daily Official List of London Stock Exchange Plc for the five business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this Resolution shall expire on 24 April 2003 or, if earlier, the date of the Annual General Meeting in 2003 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this Resolution prior to the expiry of such authority)."

By Order of the Board
M J PEARCE, Secretary
4 Grosvenor Place, London SW1X 7YL (the "Registered Office") 28 November 2001

Notes:

1 (a) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's Registered Office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the Meeting:

(i) Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DB
England

(ii) Mercantile Registrars Limited
11 Diagonal Street
Johannesburg 2001
South Africa

Postal Address:
PO Box 1053
Johannesburg 2000
South Africa

(b) **Electronic Voting**

Shareholders on the United Kingdom register may, if they wish, register the appointment of a proxy electronically by logging on to the Lloyds TSB Registrars website www.sharevote.co.uk. Shareholders will need their Reference Number, Card ID and Account Number printed on the face of the accompanying Form of Proxy. Full details of the procedure are given on the website.

Alternatively shareholders who have registered for a Shareview portfolio with Lloyds TSB Registrars may log on to their portfolio at www.shareview.co.uk and click on "Company Meetings". The proxy appointment and instructions should reach the Registrars not less than 48 hours before the time appointed for the holding of the Meeting. The Directors recommend that the shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company and/or by Lloyds TSB Registrars on behalf of the Company, including the lodgement of any electronic proxy form, that is found to contain a computer virus will not be accepted.

South African legislation does not yet permit the electronic registration of proxy appointments. Shareholders on the South African Branch Register must therefore deposit their Forms of Proxy at one of the addresses stated in Note 1(a).

(c) Shareholders who have completed a Form of Proxy may still attend the Meeting and vote in person, should they so wish.

2 Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the Meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 23 January 2002, or, in the event of any adjournment of the above Meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned Meeting or by the time specified in any written notice given by the Company of the adjourned Meeting. Changes to entries on the register after this shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

3 The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the Registered Office of the Company during normal business hours on any weekday and will be available for inspection at the Annual General Meeting from 15 minutes prior to the Meeting until its conclusion.

Final dividend

4 The Directors have recommended a final dividend for the year ended 30 September 2001 of 28.2 pence.

Directors

5 Biographical details of all Directors are given on pages 20 and 21 of the 2001 Annual Review. The notice periods in the service contracts of Mr I P Farmer, Mr G E Haslam, Mr S E Jonah and Mr J N Robinson are referred to on page 24 of the 2001 Annual Review. Mr P C Godsoe is not entitled to any notice period.

Authority for the Company to purchase its own shares

6 The Directors have been conscious of the present volatility of the financial markets and of the fact that the share price of any company may at times be depressed for reasons entirely unconnected with itself or its performance and consider it desirable that the Company should continue to have authority to make market purchases of its own shares. Between 17 September and 23 October 2001 the Directors used the Company's authority granted at the last Annual General Meeting to purchase in the market 11.72 million shares at an aggregate cost of £98m. The Directors therefore propose Resolution No 9 which will authorise the Company to make market purchases on the London Stock Exchange of up to 16.75 million ordinary shares of £1.00 each (representing 10 per cent of the issued share capital as at 28 November 2001).

The Directors would use this authority only if they considered that it would be in the best interests of the Company and they could foresee a consequent improvement in earnings per share. On 28 November 2001 the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 960p (as compared with the high for 2001 to that date on 22 May 2001 of 1,125p, as similarly derived).

Recommendation

7 The Directors believe that the passing of all the Resolutions will be in the best interests of shareholders as a whole and of the Company and are unanimous in recommending that shareholders vote in favour of them. They will be seeking to ensure that all the votes attaching to the shares in which they are interested (totalling some 236,000 shares which represent some 0.14 per cent of the Company's issued share capital) will be cast in favour.

Lonmin Plc corporate information

Secretary and registered office
Michael Pearce FCIS
4 Grosvenor Place
London
SW1X 7YL

Registered in England
Number: 103002

Telephone 020 7201 6000
Telefax 020 7201 6100
Email : contact@lonmin.com
Web: http://www.lonmin.com

Group Financial Controller
Amanda Bradshaw

Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England
Telephone 01903 502541
Telefax 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Principal group bankers
Barclays Plc
Lloyds TSB Bank Plc
Standard Chartered Bank
Standard Bank

Financial advisers
Morgan Stanley
Cazenove & Co. Ltd

Stockbrokers
Cazenove & Co. Ltd
HSBC Investment Bank Plc

Investor Relations
London – Teresa Heritage, (Assistant Company Secretary/Investor Relations Manager).
Johannesburg – Tony Reilly (Lonmin Platinum – Director Corporate Affairs).

Marketing
Fraser King – General Manager Marketing and Sales

American depositary receipts (ADR)
The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as a Depositary. Each ADR represents one (1) Ordinary share of the Company. The ADR's trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders.

ADR enquiries may be addressed to:
The Bank of New York, ADR Shareholder Inquiries Department, PO Box 11258, Church Street Station, New York, NY 10286 – 1258
Telephone: 1-888-BNY-ADRS (Toll free) or 1-610-312-5315 (for calls from outside the US).

Analysis of ordinary shareholdings at 23 November 2001	Number of holdings	Shares held	% of total shares
United Kingdom Register by category of shareholder			
Individuals	22,701	12,251,914	7.31
Banks, nominees and other corporate bodies	2,235	153,162,722	91.43
	24,936	165,414,636	98.74
South African Branch Register by category of shareholder			
Individuals	908	164,507	0.10
Banks, nominees and other corporate bodies	86	1,944,061	1.16
	994	2,108,568	1.26
Both Registers by size of holding			
1 – 500	17,920	2,894,066	1.73
501 – 1,000	3,819	2,707,265	1.62
1,001 – 5,000	3,274	6,369,373	3.80
5,001 – 20,000	465	4,394,628	2.62
20,001 – 50,000	155	5,179,849	3.09
50,001 – 100,000	109	7,885,515	4.71
100,001 – 200,000	67	9,301,488	5.55
200,001 – and over	121	128,791,020	76.88
	25,930	**167,523,204**	**100.00**

Dividend payment by BACS

The Company can pay United Kingdom registered shareholders' dividends direct to a bank or building society account using the Bankers' Automated Clearing Service (BACS). This means that dividends will normally be in shareholders' accounts on the same day as the payment is made. The tax vouchers will be posted to shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact Lloyds TSB Registrars.

Taxation of Dividends

Information on the tax treatment of UK dividends is given on the tax vouchers sent to shareholders.

Capital Gains Tax

For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.498 per cent for Lonmin Plc and 19.502 per cent for Lonrho Africa Plc.

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.915 pence (as adjusted for subsequent capitalisation issues), and 155.66 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.303 pence as adjusted for the demerger of Lonrho Africa Plc on 7 May 1998.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 25 January 2002, being the record date for the recommended final dividend, may participate in the plan in respect of that dividend provided their application forms are received by 4 February 2002. Copies of the DRIP brochure and application form have been sent to eligible shareholders on the registers up to 20 July 2001 and are being sent to those who are newly entered on the registers between then and 25 January 2002. Further copies are available from the Registrars.

Lonmin Corporate Individual Savings Accounts (ISAs)

Carr Sheppards Crosthwaite offers the Lonmin Corporate Stocks & Shares ISA (from which dividend income and capital gains are completely free of UK tax) for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum currently of £7,000 annually in cash for a maxi ISA (or £3,000 for a mini ISA), by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. To obtain full details and an application form, please contact Carr Sheppards Crosthwaite Limited, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL, Tel 01252 712049, Fax 01252 734628. Carr Sheppards Crosthwaite is regulated by the FSA.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

Shareholder Information

There is now a range of shareholder information online. Shareholders on the principal register maintained by Lloyds TSB Registrars can check their shareholdings and find practical help on transferring shares or updating their details at **www.shareview.co.uk**
Up-to-date information on the Company is contained in the Company's website at **www.lonmin.com**

Platinum operating statistics – five year review

Year to 30 September 2001		**2001**	2000	1999	1998	1997
Development included in working costs	(metres)	**189,352.9**	159,685.6	152,149.0	144,349.8	137,552.0
Capital development including shaft sinking	(metres)	**30,450.3**	44,109.7	38,967.2	43,551.8	36,213.2
Centares mined underground ex-stopes	(000)	**1,956**	1,943	1,873	1,877	1,811
Centares mined underground ex-development	(000)	**237**	223	217	213	162
Total centares mined underground	(000)	**2,193**	2,166	2,090	2,090	1,974
Total tonnes milled (excluding slag)	(000)	**10,520**	9,734	9,069	9,194	9,087
Total tonnes mined	(000)	**10,111**	9,858	9,355	9,194	9,087
UG2 to Merensky ratio	(%)	**77.1%**	76.0%	76.7%	76.7%	76.2%
Noble metals in matte	(kg)	**44,163**	40,810	39,163	38,961	38,238
Yield into matte	(g/t)	**4.20**	4.19	4.32	4.24	4.21
Refined production of – platinum	(oz)	**716,697**	659,770	609,538	627,514	624,633
– palladium	(oz)	**323,725**	293,274	280,832	291,085	277,507
– gold	(oz)	**16,779**	15,665	15,299	15,781	15,731
– rhodium	(oz)	**101,881**	88,797	85,140	88,185	80,209
– ruthenium	(oz)	**168,363**	151,496	147,481	145,238	150,993
– iridium	(oz)	**29,856**	26,499	24,719	26,236	26,802
– Total PGM's	(oz)	**1,357,801**	1,235,501	1,163,009	1,194,039	1,175,875
Capital expenditure	(R millions)	**936.5**	768.2	362.2	173.8	132.8
Exchange rate as at year end	(R/$)	**8.7687**	7.2300	6.0420	5.8250	4.6805
Average exchange rate	(R/$)	**8.0083**	6.6027	6.0506	5.4021	4.5617
Average price received – platinum	(R)	**4,411**	3,400	2,102	2,019	1,751
	($)	**544**	504	347	377	384
– palladium	(R)	**5,404**	3,645	1,921	1,422	716
	($)	**670**	540	317	261	157
– rhodium	(R)	**13,813**	11,475	4,879	2,868	1,129
	($)	**1,703**	1,684	806	517	247
Cash Cost per refined ounce of platinum	(R)	**2,969**	2,670	2,529	2,142	1,965
	($)	**371**	404	416	397	431
Cash Cost per refined ounce of PGM	(R)	**1,568**	1,426	1,325	1,126	1,044
(Including royalties)	($)	**196**	216	218	208	229
Cash Cost per refined ounce of PGM	(R)	**1,535**	1,416	1,325	1,126	1,044
(Excluding royalties)	($)	**192**	214	218	208	229
Cash Cost per refined ounce of platinum	(R)	**(1,872)**	(1,135)	627	795	1,243
Net of other metal revenue	($)	**(229)**	(158)	102	150	273
Total complement in service at year end (i.e. employees on w/c and those on capital projects, as well as hired services)		**22,301**	19,695	18,505	17,116	16,729
Total complement in service – average (i.e. employees and full-time contractors)		**20,915**	18,972	17,747	17,519	16,425
Total employees at work – average		**15,189**	13,462	13,207	13,810	13,237
Tons milled per employee at work		**58.0**	60.3	57.2	55.5	57.2
Square metres per employee at work		**12.0**	13.4	13.2	12.6	12.4

Glossary of terms

AMIRA	Australian Mining Industries Research Association. A not for profit company co-ordinating multi-company research projects in the mining industry worldwide.
By-product metals	Ruthenium, iridium, gold, nickel and copper.
Casualty rate	The number of fatal and reportable accident cases expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Centare	One square metre.
Competent person	A professionally qualified person who is a member of good standing of an appropriate professional association or body having at least five year's relevant professional experience in the estimation, assessment and evaluation of the type of mineral reserves being exploited by the Company.
Converter matte	The product from the smelter containing noble and base metals, emanating from furnace through converter operations.
Cost per refined ounce of platinum net of by-product revenue	Calculated as on-mine and refining costs less the revenue earned from all other metals divided by refined production of platinum. This statistic is for benchmarking purposes only and is not the true cost to the Company of a refined ounce of platinum.
Cash cost per refined oz PGM's + gold	Calculated as the on-mine, refining, services costs and royalty payments, management fees and commissions paid divided by the total PGM's and gold. This is a good measure of the Company's operating performance.
Development	Underground excavations for the purpose of assessing mineral reserves.
EMPR	Environmental Management Programme.
Fatality rate	The number of fatal accident victims expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Flotation Characterisation Test Rig	(FCTR). A highly automated and flexible flotation pilot plant developed as part of the AMIRA P9 Project.
Grade	The value, expressed in grammes per tonne of reef of the contained PGM's plus gold.
gt	Grammes per metric tonne.
ISA mill	The ISA mill is an ultra-fine milling machine developed by Mount Isa Mines (MIM) in Australia.
kg	One kilogram, being 32.151 troy ounces.
Measured mineral resource	That portion of a mineral resource for which tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes or mine workings, supported where appropriate by other exploration techniques. The physical character, size, shape, quality and mineral contents are established with a high degree of certainty.
Merensky Reef (MRK)	Platiniferous pyroxenite layer, containing economic grades of PGM's.
MF2/MF3 (Mill Float)	This is a concentrator configuration where there are two (or three) milling and flotation circuits in series. Each of the milling circuits is followed by a flotation circuit.
Noble metals	Platinum group metals and gold.
On-mine costs	Those process costs incurred in the production of realisable metals.
OPM's	Other precious metals: rhodium, ruthenium and iridium.
Ounce/Tr.oz/oz	A troy ounce, being 31.104 grams.
PGM's	Platinum group metals: platinum, palladium, rhodium, ruthenium and iridium.
Pilot-plant	The Lonmin pilot plant is a collection of small-scale (1 tonne per hour) equipment including milling, classification and flotation units used for R&D testwork on Lonplats' concentrators. The FCTR is part of the pilot plant.
Probable mineral reserve	Portion of measured and/or indicated resource, as defined, on which sufficient technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of determination and under specified economic conditions.
Proven mineral reserve	Portion of measured mineral resource, as defined, on which detailed technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of the determination and under specified economic conditions.
Stope/stoping	Underground excavations to effect the extraction of reef/mineral reserves.
Tonne/mt/t	Metric ton, being 1,000 kilograms.
tpm	Tonnes per month.
UG2 reef (UG2)	Upper Group 2 platiniferous chromitite layer, containing economic grades of PGM's.

Designed by The Partners.
Printed on Naturalis environmentally-friendly paper by Pillans & Wilson Greenaway in Europe and North America and is a low chlorine (Elemental chlorine free) paper.

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

LONMIN

NEWS RELEASE

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL +44 (0)20 7201 6000 FAX +44 (0)20 7201 6100

02 OCT 21

LONMIN

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2001

Financial Highlights		Year to 30 September 2001	Year to 30 September 2000 (i) Restated
	PROFITS – continuing operations		
(ii)	EBITDA – up 31%	**$541m**	$412m
	Group operating profit – up 29%	**$490m**	$380m
	Profit before exceptional items – up 33%	**$523m**	$392m
	Earnings per share pre-exceptionals – up 18%	**153.7c**	130.1c
(iii)	Dividends per share	**45.1p/64.0c**	35.0p/50.0c
	CASH FLOW – continuing operations		
	Trading cash flow per share – up 21%	**242.9c**	200.0c
	Free cash flow per share – up 23%	**129.0c**	105.2c
	BALANCE SHEET		
	Equity interests	**$1,077m**	$926m
	Net cash and deposits	**$523m**	$422m

Commenting on the results, Edward Haslam said: "

- By any measure Lonmin has out performed expectations.
- Production of PGM's is at an all time high; costs were contained within South African inflation, and our expansion programme brought forward by a full five years.
- $500m is to be returned to Shareholders and committed loan facilities will ensure that corporate flexibility is maintained."

NOTES ON HIGHLIGHTS

(i) The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.
(ii) EBITDA – earnings before interest, tax, depreciation and amortisation.
(iii) The Board recommends a final dividend of 28.2p/40.0c payable per share on 18 February 2002 to shareholders on the registers on 25 January 2002.

Press enquiries: Anthony Cardew, Cardew & Co – +44 (0)20 7930 0777
This press release is available on http://www.lonmin.com

Chairman's statement

I am pleased to present the Report and Accounts for the year ended 30 September 2001. The results have been by any standard exceptional.

I must, however, sound a note of caution in that the results were flattered by a sharp and unsustainable increase in the prices of all platinum group metals in the early part of the financial year. The effects of this on our results are further exaggerated by the steady fall in the Rand through the year since most of our costs are denominated in Rand, while we earn our revenues and report in US dollars. Recently prices have fallen to levels which we believe to be sustainable and at which we can continue to earn very satisfactory returns. We thus retain confidence in the medium to longer-term outlook for the Group and continue to invest in raising output and lowering costs

Now that we have virtually completed the transformation of the Group from the sprawling conglomerate of five years ago to a streamlined pure platinum group metals producer, we are able to produce a much more comprehensive and, I trust, informative and interesting report on the Group and its activities and I commend the full report to you. I will thus confine my comments to matters of broad strategic importance. I would also commend to you the separate report on Safety, Health and the Environment which we have produced for the second time and which is available to shareholders on written request. Lonmin is a significant employer and we take our responsibilities to our workforce, to the communities in which we operate and to the environment extremely seriously. In this context you will also be interested to know that as a matter of policy we confine our social spending totalling some $4 million almost wholly to organisations or projects in Africa.

The Group has a very strong balance sheet, and is cash generative. We have devoted a great deal of attention to ways in which we might enhance the efficiency of the balance sheet and improve the returns to shareholders, whilst maintaining the flexibility to finance the major capital requirements of our South African platinum operations. The facts that we are almost wholly dependent on a single suite of commodities which exhibit volatile price characteristics and that we have little geographic diversification, also demand a conservative approach to the financial reconstruction of the Company.

The first step in this direction was taken in September and October of this year when we bought in and cancelled some 11.7 million shares thus returning some $143 million. This will improve our earnings per share, lower our cost of capital and hopefully lead to a sustained improvement in the market rating of our shares. We are formulating plans for a further reconstruction of the balance sheet, which if approved, will involve the return of a further $350 million to shareholders. We will also seek to renew the Board's authority to purchase shares in the market for cancellation should this be deemed appropriate. This financial reconstruction will involve our putting in place and maintaining a modest level of borrowing and one which will not constrain the organic development of the company or acquisition activity, should suitable opportunities present themselves. You can be assured that we will keep the financial structure of the Company under close review as markets, prices and our business evolve and that we shall not hesitate to take further steps if considered appropriate.

You will have seen that we have taken some modest steps towards geographic diversification of the Group with small, but promising, investments in projects in Australia. As a matter of policy we believe that partnership with so-called junior exploration companies, rather than the development of an expensive exploration resource within the Group, is the right model for us. It is in this context that we welcome to the Board Peter Godsoe who has extensive knowledge and contacts as a result of the many years he has spent as Chairman and Chief Executive of one of the Canadian banks with the closest exposure to, and knowledge of, extractive industries worldwide.

While platinum is our core business we retain some residual gold interests in the form of our 32% interest in Ashanti Goldfields and 100% of Independence Gold in Zimbabwe. We have resumed a constructive dialogue with the Ghanaian Government and are much encouraged by their apparent intention to adopt a pragmatic and commercial approach to the future of Ashanti. We will continue our support of the Ashanti management in their encouraging efforts to improve their financial structure and restore the significant underlying value of the company for all its shareholders. In Zimbabwe we have nothing but admiration for the success of our management and staff at all levels in maintaining the financial viability of our mines in that troubled country in the face of seemingly overwhelming financial, operating and, sadly, much publicised, political problems.

To conclude on a positive note, the Board is confident that we have a fine company operating efficiently and in a financially prudent way, in an industry with exciting long term prospects and which produces metals which have a key role to play in the fast evolving new technology driven world of the future.

I should like to join the Chief Executive Edward Haslam in thanking on behalf of the Board our management and staff at every level for their outstanding contribution to an outstanding result.

Sir John Craven
Chairman

Chief Executive's statement

Five years of progressive restructuring culminated in the emergence at the end of last year of Lonmin as a pure Platinum Group Metal (PGM) mining company. The year under review is the first full year during which the Company has operated under its new status.

If ever a justification for the earlier decision to establish PGM mining as Lonmin's core business, or proof of the Group's subsequent success were required, then this year's results, both operational and financial are entirely eloquent.

By any measure, Lonmin's South African operations outperformed budget expectations and the competition. Total tonnes of ore milled at 10.52m were an all time record and represented an eight percent increase over the previous year. Similarly, refined production of PGM's at 1.36m tr.oz was also an all time record high and was some ten percent greater than the previous year's production.

Equally satisfactory, was the containment of the Rand costs within the South African Government's official producer price inflation figure.

The total cash cost per refined ounce of PGM's excluding royalties rose by eight point four percent year on year in Rand terms and fell by over ten percent in dollar terms to 192$/tr.oz, probably amongst the very lowest in the industry.

Any review of the mine's operational successes is, however, incomplete without the inclusion of an analysis of the safety record. The year under review saw the real positive impact of our Stop Fatals Totally campaign. All three mines now operate fully equipped and permanently staffed underground training schools. These schools provide both induction and refresher training courses in all aspects of hard rock mining with exhaustive emphasis on safety.

Against the background of this safety campaign and its objectives, any death, whatever the cause must be considered as a failure and we deeply regret the fatalities which occurred during the year. Our condolences and sympathies have already been expressed fully to the bereaved families and I take the opportunity to re-express them here.

Although there is a natural reluctance to reduce fatalities to statistics, our combined efforts in South Africa have resulted in a year on year reduction of thirty percent in the number of fatal accidents despite a payroll increase of some 2000 people, which includes a significant number of contractors engaged on projects with greater potential hazards.

For the first time ever, in one year, all three mines achieved the coveted one million fatality free shift status and Karee mine achieved the even rarer two million fatality free shift status.

Generally speaking, it can be said that the safer the mine, the more efficient it becomes and we shall again be tireless during the coming year in the pursuit of safety.

This all time record output from the mines was delivered into an extremely robust market with commensurately high prices. Our average realised platinum price at 544$/tr.oz was eight percent higher than the previous year; palladium was twenty-four percent higher at 670$/tr.oz and rhodium one percent higher at 1,703$/tr.oz.

This propitious combination of price and production resulted in a very sound financial performance, the highlights of which were a thirty-three percent increase in profit before tax and exceptional items from continuing operations and an eighteen percent increase in earnings per share which has allowed us, for the second year running, to provide shareholders with a significantly increased dividend.

There was also a fifty-two percent increase in net cash inflow from the operations which resulted in a year end net cash position of $523m, most of which is held in London.

Whilst in itself a very positive result, the Board was mindful of the fact that one of the consequences is a less than efficient balance sheet.

The Chairman has reported on the overall strategy we have adopted to rectify this and to further improve shareholder returns further. This began with the announcement of a rolling share buy back programme which we started just prior to the year end, which will enhance earnings per share and reduce our weighted average cost of capital.

At the same time and by way of committed loan facilities we intend to maintain our ability to pursue corporate development opportunities within our core business competence.

During the year we took our first steps in this direction by a combination of equity participations and joint ventures with junior mining companies in Australia. It is our intention to selectively continue and develop further this strategy throughout the coming year.

In this context the Board is very much aware of the consolidation taking place within the mining industry. Although such opportunities are more limited within the PGM's sector we have nevertheless devoted a very considerable amount of management time and effort in this respect but so far no transaction has materialised which we have felt able to recommend to shareholders.

During the year, we have supported the management of our gold mines in Zimbabwe, who under the most severe combination of the much publicised political pressures and attendant hyper-inflation, managed to protect our assets from any permanent damage to their value and at the same time generate a small operating profit.

Following the September events in the United States, the world's economies have entered a period of unprecedented uncertainty. As a result we have devoted considerable resources to an analysis of possible consequences for our PGM markets. In this context it is perhaps opportune to re-state here an appreciation of the crucial enabling roles which PGM's play in everyone's lives and that one in four of all manufactured products in use today either contains PGM's or involved PGM's at some stage in their production. PGM's are possessed of remarkable but practical properties, which will continue to be exploited in the future in ever advancing technologies.

As a result, we retain the confidence to maintain our recently announced revised capital investment programme, which will see our previous target of 870,000 tr.oz of annual platinum production by the year 2008, brought forward by five years to 2003.

Whilst this is a very attractive prospect for a Lonmin shareholder, it remains a modest and very achievable target in the context of the overall market.

Finally, I would like to end on a personal note and publicly express my most sincere thanks and appreciation to all employees for their tireless efforts throughout the year, which resulted in this most satisfactory set of results.

Edward Haslam
Chief Executive

Lonmin Plc

Consolidated profit and loss account
For the year ended 30 September

		Note	2001 $m	2000 Restated $m
Turnover		1	**866**	951
	- continuing operations		**866**	757
	- discontinued operations		-	194
EBITDA *		2	**541**	429
	- continuing operations		**541**	412
	- discontinued operations		-	17
Depreciation			**(51)**	(44)
Group operating profit		3	**490**	385
	- continuing operations		**490**	380
	- discontinued operations		-	5
Share of associate's operating loss			-	(1)
Total operating profit			**490**	384
	- continuing operations		**490**	380
	- discontinued operations		-	4
Profit on sale of fixed assets				
	- continuing operations		-	10
Profit on sale or termination of operations				
	- discontinued operations		-	9
Profit before net interest receivable and similar items, taxation and minority interests			**490**	403
Net interest receivable and similar items		5	**33**	11
Profit before taxation and minority interests		4	**523**	414
	- continuing operations		**523**	402
	- discontinued operations		-	12
Taxation		6	**(150)**	(97)
Profit after taxation and before minority interests			**373**	317
Minority interests			**(99)**	(79)
Profit for the year			**274**	238
	- continuing operations		**274**	223
	- discontinued operations		-	15
Dividends		7	**(110)**	(90)
Retained profit for the year			**164**	148
Earnings per share excluding exceptionals – continuing operations		8	**153.7c**	130.1c
Earnings per share		8	**153.7c**	144.7c
Diluted earnings per share		8	**152.4c**	136.3c
Dividends per share		7	**45.1p/64.0c**	35.0p/50.0c

* EBITDA is earnings before interest, tax, depreciation and amortisation.

The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.

Lonmin Plc

Consolidated balance sheet
As at 30 September

	2001 $m	2000 Restated $m
Fixed assets		
Tangible assets	**774**	710
Investments:	**223**	206
Associate	**6**	-
Other investments	**217**	206
	997	916
Current assets		
Stocks	**30**	21
Debtors	**99**	113
Investments	**1**	2
Cash and short-term deposits	**528**	439
	658	575
Total assets	**1,655**	1,491
Creditors: amounts falling due within one year	**(254)**	(242)
Net current assets	**404**	333
Total assets less current liabilities	**1,401**	1,249
Creditors: amounts falling due after more than one year	**(6)**	(8)
Provisions for liabilities and charges	**(150)**	(155)
	1,245	1,086
Capital and reserves		
Called up share capital	**258**	259
Share premium account	**417**	414
Revaluation reserve	**17**	18
Other reserves	**(10)**	(12)
Profit and loss account	**395**	247
Equity interests	**1,077**	926
Minority equity interests	**168**	160
	1,245	1,086
Net cash and deposits	**523**	422

The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.

The effect of this restatement on the September 2000 balance sheet has been to increase provisions by $144 million, reduce equity interests by $105 million and reduce minority equity interests by $39 million.

Lonmin Plc

Consolidated cash flow statement
For the year ended 30 September

	Note	2001 $m	2000 $m
Net cash inflow/(outflow) from operating activities	9	**525**	346
- **continuing operations**		**525**	354
- discontinued operations		**-**	(8)
Returns on investment and servicing of finance		**(71)**	(55)
Interest - received		**26**	10
- paid		**(9)**	(25)
Dividends paid to minorities		**(88)**	(40)
Taxation		**(109)**	(21)
Capital expenditure and financial investment		**(126)**	(117)
Acquisitions and disposals		**(6)**	212
Equity dividends paid		**(110)**	(71)
Net cash inflow/(outflow) before use of liquid resources and financing		**103**	294
- **continuing operations**		**103**	338
- discontinued operations		**-**	(44)
Management of liquid resources		**(98)**	(335)
Financing		**(17)**	41
New long term loans		**-**	102
Repayment of long term loans		**-**	(64)
Repayment of short term loans		**(2)**	(5)
Issue of ordinary share capital		**4**	8
Share buyback		**(19)**	-
(Decrease)/increase in cash in the year		**(12)**	-
- **continuing operations**		**(12)**	7
- discontinued operations		**-**	(7)

Lonmin Plc

Statement of total consolidated recognised gains and losses
For the year ended 30 September

		2001	2000
			Restated
		$m	$m
Profit/(loss) for the year	- Group	274	239
	- Associate	-	(1)
Total consolidated recognised gains relating to the year		274	238
Adoption of FRS 19 – Deferred Tax		(105)	
Total consolidated recognised gains since last Annual Report		169	

Consolidated historical cost profits
For the year ended 30 September

	2001	2000
		Restated
	$m	$m
Reported profit before taxation	523	414
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	2	2
Historical cost profit before taxation	525	416
Historical cost retained profit for the year	166	150

Reconciliation of movement in equity interests
For the year ended 30 September

	2001	2000
		Restated
	$m	$m
Total recognised gains relating to the year	274	238
Dividends	(110)	(90)
Retained profit for the year	164	148
Share buyback	(19)	-
Shares issued on conversion of bonds	-	163
Shares issued on exercise of share options	4	8
Other items	2	1
Net increase in equity interests in the year	151	320
Equity interests at 1 October – restated for deferred tax	926	606
Equity interests at 30 September	1,077	926

Lonmin Plc

1 Turnover

Turnover is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	**815**	703
Gold	**51**	54
Continuing operations	**866**	757
Discontinued operations	**-**	194
	866	951

	2001 $m	2000 $m
South Africa	**815**	703
Zimbabwe	**51**	54
Continuing operations	**866**	757
Discontinued operations	**-**	194
	866	951

Turnover by destination is analysed by geographical area below:

	2001 $m	2000 $m
The Americas	**279**	282
Asia and other	**253**	222
Europe	**158**	173
South Africa	**120**	20
Zimbabwe	**56**	60
Continuing operations	**866**	757
Discontinued operations	**-**	194
	866	951

2 EBITDA

EBITDA is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	**553**	425
Gold	**5**	-
Other	**(6)**	(2)
Central costs	**(11)**	(11)
Continuing operations	**541**	412
Discontinued operations	**-**	17
	541	429

	2001 $m	2000 $m
South Africa	**539**	412
Europe	**10**	11
Zimbabwe	**5**	-
Australia	**(2)**	-
Central costs	**(11)**	(11)
Continuing operations	**541**	412
Discontinued operations	**-**	17
	541	429

Lonmin Plc

3 Group operating profit

Group operating profit is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	**516**	397
Gold	**(9)**	(4)
Other	**(6)**	(2)
Central costs	**(11)**	(11)
Continuing operations	**490**	380
Discontinued operations	**-**	5
	490	385

South Africa	**502**	384
Europe	**10**	11
Zimbabwe	**(9)**	(4)
Australia	**(2)**	-
Central costs	**(11)**	(11)
Continuing operations	**490**	380
Discontinued operations	**-**	5
	490	385

4 Profit before taxation

Profit before taxation is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	**518**	394
Gold	**1**	(5)
Other	**(6)**	(2)
Central costs	**(11)**	(11)
Central interest and similar items	**21**	16
Continuing operations	**523**	392
Discontinued operations	**-**	3
Profit before taxation and exceptional items	**523**	395
Exceptional items	**-**	19
Profit before taxation	**523**	414

South Africa	**504**	381
Europe	**10**	11
Zimbabwe	**1**	(5)
Australia	**(2)**	-
Central costs	**(11)**	(11)
Central interest and similar items	**21**	16
Continuing operations	**523**	392
Discontinued operations	**-**	3
Profit before taxation and exceptional items	**523**	395
Exceptional items	**-**	19
Profit before taxation	**523**	414

5 Net interest receivable and similar items

	2001 $m	2000 $m
Interest payable:		
On bank loans and overdrafts wholly repayable within five years	**(3)**	(21)
Other loans	**(1)**	(6)
Finance leases	**(1)**	(1)
Discounting on provisions	**-**	(1)
	(5)	(29)
Interest receivable	**25**	15
Exchange differences on net debt	**13**	25
Net interest receivable and similar items	**33**	11
Continuing operations	**33**	12
Discontinued operations	**-**	(1)

6 Tax on profit on ordinary activities

	2001 $m	2000 $m
United Kingdom:		
Corporation tax at 30% (2000 – 30%)	**119**	41
Double Tax relief	**(119)**	(41)
Advance Corporation Tax	**-**	(5)
	-	(5)
Overseas tax charge for the year	**175**	90
Overseas deferred tax charge - origination and reversal of timing differences	**20**	35
Prior year adjustments	**1**	-
Exchange adjustments	**(46)**	(24)
Tax charge on profit on ordinary activities before exceptional items	**150**	96
Tax charge on exceptional items	**-**	1
Taxation	**150**	97
Continuing operations	**150**	103
Discontinued operations	**-**	(6)

A reconciliation of the standard tax rate to the effective tax rate is as follows:

	2001 %	2000 %
Standard tax rate	**30**	30
Prior year losses utilised	**-**	(4)
Overseas taxes on dividends remitted by subsidiary companies	**7**	4
Effect of exchange adjustments	**(8)**	(6)
Prior year and other items	**-**	(1)
Effective tax rate	**29**	23

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group is the South African statutory tax rate of 30% (2000 – 30%).

7 Dividends

	2001 $m	2000 $m
Interim 16.9p/24.0c (2000 – 9.3p/14.0c) per share	**43**	25
Final 28.2p/40.0c (2000 – 25.7p/36.0c) per share	**67**	65
	110	90

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $105 million (2000 - $105 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounts to $70 million (2000 - $41 million).

8 Earnings per share

Earnings per share has been calculated on the profit attributable to shareholders amounting to $274 million (2000 restated - $238 million) using a weighted average of 178,264,503 ordinary shares (2000 – 164,527,428 ordinary shares).

For 2000, earnings per share excluding exceptional items from continuing operations has been calculated on the restated pre-exceptional profit attributable to shareholders amounting to $214 million using the same weighted average number of ordinary shares as above. There were no exceptional items during 2001.

The pre-exceptional attributable profit from continuing operations is calculated as follows:

	2001 $m	2000 $m
Profit for the year	**274**	238
Discontinued operations profit for the year	**-**	(15)
Profit for the year – continuing operations	**274**	223
Profit on sale of fixed assets – continuing operations	**-**	(10)
Tax on profit on sale of fixed assets – continuing operations	**-**	1
Pre-exceptional profit for the year – continuing operations	**274**	214

As the table below illustrates, diluted earnings per share is based on the weighted average number of ordinary shares in issue adjusted by the dilutive outstanding share options and, for 2000 only, the convertible bonds for that part of the year prior to their conversion in July 2000. These adjustments give rise to an increase in the weighted average number of ordinary shares in issue of 1,557,158 (2000 – 14,506,651) and no effect on the attributable profit from continuing operations (2000 – an increase of $6 million arising from the post tax interest saving which would have arisen had the bonds been converted at the start of the year).

	2001			2000		
	Profit for the year $m	**Number of Shares**	**Per share amount cents**	Profit for the year $m	Number of Shares	Per share amount cents
Basic EPS	**274**	**178,264,503**	**153.7**	238	164,527,428	144.7
Convertible bonds	**-**	**-**	**-**	6	12,554,178	-
Share option schemes	**-**	**1,557,158**	**-**	-	1,952,473	-
Diluted EPS	**274**	**179,821,661**	**152.4**	244	179,034,079	136.3

Lonmin Plc

9 Net cash flow from operating activities

	2001 $m	2000 $m
Group operating profit from continuing operations	**490**	380
Depreciation charge	**51**	32
(Increase)/decrease in stock	**(10)**	5
Increase in debtors	**(19)**	(59)
(Decrease)/increase in creditors	**(8)**	12
Increase/(decrease) in provisions	**1**	(7)
Exchange	**20**	(9)
Net cash inflow from continuing operations	**525**	354
Net cash outflow in respect of discontinued operations	**-**	(8)
Net cash inflow from operating activities	**525**	346

10 Exchange Rates

The principal US dollar exchange rates used are as follows:

	2001	2000
Average exchange rates:		
Sterling	**0.69**	0.64
SA rand	**8.01**	6.60
Zimbabwe dollar	**117.84**	40.44
Closing exchange rates:		
Sterling	**0.69**	0.69
SA rand	**8.77**	7.23
Zimbabwe dollar	**306.68**	52.47

11 Statutory Disclosure

The financial information set out above is taken from but does not constitute the Company's statutory accounts for the years ended 30 September 2001 or 2000. Statutory accounts for 2000 have been delivered, and for 2001 will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Copies of the 2001 Lonmin Accounts will be posted to shareholders and will be available at the Company's registered office in mid December 2001.

12 Annual General Meeting

The 2002 Annual General Meeting will be held at 11.00 am on Friday 25 January 2002 at The Ball Room, Park Lane Hotel, Piccadilly, London W1.

07:09 31 May RNS-RNS-Lonmin PLC <LMI.L> Re Agreement

RNS Number:4472E
Lonmin PLC
31 May 2001

31 May 2001

LONMIN PLC

Lonmin Plc Invests in Platinum Australia Limited

Lonmin is pleased to announce that it has entered into a Share Subscription Agreement with Platinum Australia Limited (PLA) whereby Lonmin can acquire up to a 55 per cent fully diluted interest in PLA.

The primary asset of PLA is the Panton Platinum-Palladium Project, located in the Kimberley region of Western Australia. The lower series of this layered mafic-ultramafic body comprises platinum group metal rich chromitite layers above and below a lower grade dunite. The Project is generally at the Resource Definition stage, whilst a Pre-Feasibility study will shortly be completed by PLA. In addition, PLA has a number of platinum group metal prospects in its portfolio.

Lonmin's proposed investment, which is subject to regulatory and PLA shareholder approval, will be in two tranches of shares:

* The first tranche of 23.08 million shares, representing 39% on an undiluted basis, at A$0.52 per share will inject A$12 million (US$6.2 million) into PLA and the proceeds will be applied primarily to fund the Feasibility Study for the Project; and

* On completion of the Feasibility Study and on PLA securing finance, Lonmin can elect to subscribe for a second tranche of up to 66.75 million shares at A$0.60 per share to achieve a 55 per cent fully diluted interest in PLA. The A$40 million (US$20 million) so raised will provide a significant portion of the funding for the Project.
Lonmin has the right to provide Project financing on commercial terms.

Lonmin and PLA will enter into a Technical Assistance Agreement whereby Lonmin will make available its extensive knowledge and experience in the mining and processing of platinum group metals, particularly from the UG2 chromitite reef.

PLA will enter into a product offtake agreement with Lonmin, entitling Lonmin to purchase PLA's final products on competitive prices and terms.

Lonmin's representation on the Board of PLA will be in proportion to its investment.

Following the recently announced Memorandum of Understanding with Helix Resources NL, this Agreement further enhances Lonmin's position in Australia and is a further step in building Lonmin's international portfolio of platinum group metal assets.

For further information please contact Anthony Cardew or Jon Simmons at Cardew and Co; tel: 020 7930 0777, or Ian Farmer/Chris Davies at Lonmin; tel: 020 7201 6000.

07:01 14 May RNS-RNS-Lonmin PLC <LMI.L> Helix Joint Venture

RNS Number:5168D
Lonmin PLC
14 May 2001

Lonmin Plc and Helix Resources NL - Proposed Issue of Helix Shares, Joint Venture and Strategic Alliance

Lonmin Plc (Lonmin) is pleased to announce that it has signed a Memorandum of Understanding (MOU) with Helix Resources NL (Helix), a company incorporated in Western Australia, covering;

* Lonmin taking a private equity placement of six million Helix shares at a price of Australian dollars (A$) 1.30 per share, together with the issue of options over 2 million Helix shares exercisable at A$1.00 by 31 October 2002. Lonmin will also participate in Helix's pro-rata options issue which will entitle Lonmin to options over a further 2 million Helix shares exercisable at A$1.00. The placement of fully paid shares would provide Lonmin with an initial equity of 11.8% in the capital of Helix. The placement price recognises costs already incurred by Helix in progressing the Munni Munni project to full Feasibility Study (FFS) stage. Lonmin has agreed that at no time will its equity in Helix exceed 19.9%.

* Additionally, Lonmin being entitled to a 50 per cent interest in the new Munni Munni joint venture by providing funding and technical assistance to deliver a FFS. Lonmin will provide funding of A$8.0 million over the first 15 months from the date of formation of the joint venture.

* Lonmin having the right to purchase the products from Munni Munni.

* A strategic alliance for the exploration of PGM's generally and for the progressing of Helix's Munni Munni project in particular.
The parties expect Board approvals and completion of the necessary documentation to give effect to the terms outlined in the MOU within the next month.

For further information please contact Anthony Cardew or Jon Simmons at Cardew and Co; tel: 020 7930 0777, or Ian Farmer/Chris Davies at 020 7201 6000.

Reference may also be made to the website www.helix.net.au.

END
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Monday, 14 May 2001 07:01:57
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16:27 05 Apr RNS-RNS-Lonmin PLC <LMI.L> Pandora Joint Venture

RNS Number:7238B

Lonmin PLC
Anglo American Platinum Corp Ltd
5 April 2001

LONMIN PLC

JOINT ANNOUNCEMENT - PANDORA JOINT VENTURE

Anglo American Platinum Corporation Limited ("Anglo Platinum") and Lonmin Platinum ("Lonplats") wish to announce that they have agreed in principle (and subject to certain conditions outlined further) to establish a Joint Venture (the "Pandora Joint Venture") to exploit the UG2 Reef in and upon portion of the farms Hartebeestpoort B 410 J.Q., Roodekopjes 417 J.Q. and Uitvalgrond 416 J.Q. ("the Mineral Rights Area"), near Brits in the Northwest Province of South Africa.

Anglo Platinum, through its wholly-owned subsidiary Rustenburg Platinum Mines Limited ("RPM"), owns or holds the right to mine for platinum group metals in and upon portions of the Mineral Rights Area and has certain rights to surface. Lonplats, through its Eastern Platinum Mine ("EPM") carries out UG2 mining operations on properties immediately adjacent to the Mineral Rights Area.

Anglo Platinum and Lonplats will co-operate as equal participants in the Joint Venture and intend to utilise the existing infrastructure at EPM to gain quick access to the Mineral Rights Area adjacent to EPM. Additional infrastructure, including a new decline shaft, a new 200 000 ton per month concentrator, and the expansion of the EPM concentrator from 200 000 tons per month to 320 000 tons per month, will allow the Pandora Mine to attain full production of 3.6 million tons per annum some 6 years after commencement. The Pandora Mine will have mineable UG2 reserves and resources in excess of 130 million tons and at the expected production rate of 230 000 ozs of refined platinum and 110 000 ozs of refined palladium per annum, will have an expected life of 30 years. Each party will be responsible for further downstream smelting, refining and marketing of its share of the concentrate received from the Pandora Mine.

Lonplats will be appointed as manager of the Joint Venture whose affairs will be administered by an Executive Committee comprising an equal number of representatives from RPM and Lonplats.

It is intended that the Pandora Joint Venture will commence on 1 July 2001, and the parties will incorporate a Black Economic Empowerment partner who will, in due course, be invited to acquire a share in the Joint Venture.

The initial capital expenditure of the Joint Venture has been estimated at R1.42 billion and will be funded by both parties from internal sources. In order to make good the difference in value of assets contributed by each party to the Joint Venture, 60% of the capital will be contributed by Lonplats and 40% by Anglo Platinum. Thereafter, capital will be contributed equally by both parties.

The Joint Venture offers significant synergies to both Anglo Platinum and Lonplats, allowing both parties to increase platinum group metals output in a capital-efficient manner.

The conclusion of the Joint Venture Agreement will be subject to certain conditions including :

the obtaining of the necessary regulatory and statutory consents and authorisations;

the approval by the parties of final technical, financial and operational details and a budget by 1 July 2001;

the approval of the Boards of Directors of Anglo Platinum and Lonplats.

JOHANNESBURG
5 APRIL 2001

Enquiries:

Jon Simmons	Cardew & Co.	020 7930 0777

END
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Thursday, 5 April 2001 16:27:55
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LONMIN



LONMIN Plc ANNUAL REVIEW 2000

Financial highlights



127
392
99
00

PBE – continuing operations
$million



53.7
135.1
99
00

EPS pre-exceptionals – continuing operations
cents



135
380
99
00

Operating profit – continuing operations
$million



52
178
99
00

Free cash flow – continuing operations
$million



(197)
422
99
00

Net cash/(borrowings)
$million

2000	1999		2000	1999
£263m	£100m	EBITDA – continuing operations up 153%*	**$412m**	$163m
£243m	£83m	Operating profit – continuing operations up 181%	**$380m**	$135m
£250m	£79m	Profit before exceptional items – continuing operations up 209%	**$392m**	$127m
86.6p	33.0p	Earnings per share pre-exceptionals – continuing operations up 152%	**135.1¢**	53.7¢
35.0p	17.9p	Dividends per share	**50.0¢**	29.1¢
69.3p	19.9p	Free cash flow per share – continuing operations up 232%	**108.2¢**	32.6¢
£706m	£445m	Equity interests	**$1,031m**	$733m
nil	20%	Gearing**	**nil**	20%

*EBITDA – earnings before interest, tax, depreciation and amortisation.

**Gearing is calculated on the equity and minority interests of the Group.

The Board recommends a final dividend of 25.7p (36.0c) payable on 19 February 2001 to shareholders on the registers on 26 January 2001.

Contents

Important Note
This Annual Review, which is sent to all shareholders, contains a Summary Financial Statement rather than the full Financial Statements. Accordingly it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Lonmin Group as can be obtained by reading this Annual Review in conjunction with a separate document entitled **Lonmin Plc Annual Report 2000**, which may be obtained free of charge, from the Company's Registrars listed on page 25. The Annual Review and the Annual Report together comprise the full Annual Report and Accounts. Shareholders wishing to receive the full Annual Report and Accounts for all future years should inform the relevant

Chairman's statement

Earnings power of the Company materially enhanced as transformation to a focused platinum mining company is substantially completed.



I am pleased to present the Report and Accounts for the year to 30 September, 2000 which show substantial progress on all fronts.

The Statement of the Chief Executive, Edward Haslam, which begins on page 2 covers our results for the year in detail. It is appropriate that I should comment on the strategic background against which these results should be seen and upon recently announced changes to the executive management of the Company.

The year covered by this report represents a landmark in the history of the Company. In 1996 Nick Morrell was appointed Chief Executive with the express remit to give focus to the Company and restore its financial position which at that time had become seriously overstretched. Following a strategic review the Board reached the conclusion that the Company should in future concentrate on its precious metals mining activities. This took into account the quality of the Company's mining assets and its human and financial resources as well as the outlook for the mining sector.

Over the past four years Nick has been responsible for a complete restructuring and repositioning of the business. This has entailed some 13 significant disposals and the demerger of the Company's African non-mining businesses as a separately listed company. The fruits of this repositioning are now very apparent. The earning power of the Company has been transformed, we have no corporate debt, the business is generating substantial cash flows and we are able to undertake a major investment programme in our platinum mines in South Africa without recourse to external finance.

We are pleased that the success of this transformation is now beginning to be recognised in the value that the market puts upon our shares and that we are able to recommend a substantial increase in the final dividend to 36.0 cents a share to bring the dividend for the full year to 50.0 cents equivalent to 35.0 pence a share. This is a 72 per cent increase over the dividend for the previous year in US dollar terms and 96 per cent expressed in sterling. The dividend would be twice covered by free cash flow.

I should like to take this opportunity to thank Nick Morrell on your behalf for the outstanding job he has done in leading the transformation of the Group from a sprawling overstretched conglomerate just four years ago to the successful and focused company that it is today; he leaves with our best wishes.

The Chief Executive comments in his review on developments relating to our investment in Ashanti and on the difficulties we are facing in our gold mining activities in Zimbabwe as a result of political and economic developments in that troubled country.

The Board had become concerned about the outlook for the gold mining industry as a result of the steady erosion in the role of gold as a reserve asset and had decided some time ago to concentrate on the development of its substantial platinum group metals. The market is robust and the long-term outlook is, we believe, very promising. Platinum is very much a metal of the future with new high tech applications geared to a world which is increasingly concerned about environmental issues; platinum is a key component of fuel cell technology, and in the catalytic converters which remove pollutants from automobile exhausts.

We employ 24,000 people in the Group, the majority of them in our mining operations in Southern Africa. We are acutely conscious of the impact on their lives of the tragic incidence of HIV and Aids related disease and believe that we are at the forefront of the industry in doing what we can to relieve the suffering and inhibit the spread of the disease both within our own workforce and in the communities in which we operate.

The challenge now facing the Company is to complete the large investment we have undertaken in our platinum mines in South Africa on time and within budget and to seek out opportunities to deploy our significant financial resources by further organic growth and selective acquisition in our chosen mining sector; it is in this context that I welcome Ed Haslam to succeed Nick Morrell as Chief Executive. Ed has a wealth of experience in the mining sector and has been with the Group in senior positions in our platinum operations for nearly 15 years; he is well qualified to lead the Company forward. Finally you can be sure that the Board will not pursue acres and ounces without regard to the cost of capital and the returns that can be achieved. Our capital commitment of $550 million over the next seven years will ensure the sustained expansion of production and the containment of costs leading to the enhancement of shareholder value which remains our first objective.

Sir John Craven
Chairman

Chief Executive's statement



It has been an outstanding year for Lonmin where, as a result of several years of transition, Platinum Group Metals are now firmly established as our core business. All producers of Platinum Group Metals benefited from strong demand and rising prices, but it was particularly satisfactory for Lonmin which was the only major producer to record a year-on-year increase in production. In spite of the torrential rain which affected all the platinum mines during the year, Lonmin's production of ore increased by 7 per cent and our operations produced more refined metal than ever before.

I am pleased to report that Lonmin's progress was sustained throughout the financial year and provided a spectacular improvement in our trading performance. Earnings from our continuing operations before interest, depreciation and tax increased by 153 per cent, profit before exceptional items and tax increased by 209 per cent, and earnings per share increased by 152 per cent. Operating margins exceeded 50 per cent but, and arguably most importantly, free cash flow per share increased by 232 per cent to 108.2 US cents. As the Chairman reported, the progress we have made allows us to provide shareholders with a substantial increase in the dividend for the year.

Our balance sheet, which reflects the receipt of proceeds from the sale of Duiker Mining and the disposal of the few remaining non-core businesses together with the generation of substantial cash from the Platinum operations, has never been stronger. Net cash at the year-end stood at $422 million almost all of which is held in US dollars in London.

In order to complete the restructuring of the balance sheet, the Group's convertible bonds were called in June 2000 and due to the strength of the share price, were all converted in July, resulting in the issue of an additional 16.7 million shares and the removal of $163 million of debt. As a result, the Group, armed with a strong balance sheet and, at current metal prices, significant cash generation, is well placed to fund the accelerated expansion of our Platinum operations in South Africa. This will see production rising by 43 per cent over a seven-year period to an annual rate of 870,000 ounces of Platinum. Since this expansion, which will cost approximately $550 million, will be funded from operational cash flow, we will have the necessary financial resources to pursue growth by acquisition as suitable opportunities arise. Our expansion plan and working cost budget are endorsed and supported by Impala with whom our working relationship continues to be constructive.

While our Platinum operations grew strongly, conditions were more challenging for companies operating in the Gold sector including Ashanti, in which your Company retains a 32 per cent interest and now accounts for as an investment rather than as an associate. However, since Ashanti's well documented liquidity crisis last year which was prompted by a spike in the gold price, a brighter outlook is beginning to emerge. Steps have been taken that will reduce Ashanti's debt. Their latest trading results for the third quarter of the current financial year, record some encouraging progress at the operating level, particularly at Obuasi where cash operating costs were below $200 an ounce for the first time since 1995. We shall continue to support the Ashanti Board and management in

Our Platinum mines have achieved lifetime record production figures during the year and are now poised to provide further expansion opportunities for our core business activity.

their efforts to restore the market's appreciation of the underlying value of the company to the benefit of all Ashanti shareholders.

Lonmin's operations in Zimbabwe which account for only 7 per cent of our turnover performed well under extremely difficult circumstances. Margins recorded last year were eroded by a combination of the low world gold price, hyper-inflation and an over valued local currency, so the achievement of a breakeven in cash terms was a commendable performance. In spite of sporadic shortages of basic materials like diesel, management did exceptionally well to maintain morale as well as the output of gold. The future very much depends on what further impact the complex and challenging political situation has on the economy, but so far, no permanent damage to the value of our properties in Zimbabwe has been sustained.

The realisation of our investments in non-core businesses was accomplished through three transactions. Duiker was sold for a value of $207 million, the proceeds of which were received in May this year. The remaining Bahamian hotels which were not sold as part of the Princess disposal in 1998, were sold for $25 million in April. FE Wright, the insurance broker and the only remaining UK asset was sold for $5 million in June.

Finally, I would like to say that I feel greatly privileged to have been given the opportunity to lead your Company. The strength of our position is unquestionable and I look forward to meeting the challenges which await.



Edward Haslam
Chief Executive

Platinum

Annual highlights

- The best operating performance ever.
- Lifetime production records established.

	2000	1999	% change
Tonnes hoisted 000s	9,858	9,355	Up 5%
Tonnes milled 000s	9,734	9,069	Up 7%
Kilogrammes of pgms and gold into matte	40,810	39,163	Up 4%
Refined troy ounces of platinum produced	659,770	609,538	Up 8%
Average tonnes milled per employee at work per month	60.3	57.2	Up 5%
Average square metres broken per employee at work per month	13.4	13.2	Up 2%
The dollar cost per kilogramme of noble metals in matte	$5,311	$5,255	Up 1%
The dollar cash cost per refined ounce of pgms and gold	$216	$218	Down 1%



Conveyor belt construction to bring ore to the storage silos at the new incline shaft under construction at Eastern Platinum. Production will commence in 2001 and will ensure that Eastern Platinum sustains current production rates for at least another 25 years.


RED DOT
2
280 813



504
347
99
00

Average platinum price
dollars per ounce

Investing in production

Our Platinum operations have recorded their best ever performance this year, both operational and financial. The latter was the consequence of an extremely robust market which provided good demand for all the platinum group metals and significantly better realised prices.

The improvement in operational performance however was outstanding. Lifetime records were achieved across the principal mining production measures. Tonnes hoisted from underground increased by 5 per cent to 9,858,000 mt; our surface stock-pile of ore rose by 43 per cent to 410,000 mt; tonnes milled rose by 7 per cent to 9,734,000; production of pgms and gold into matte rose by 4 per cent to 40,810kgs and production of refined platinum rose by 8 per cent to 659,770 troy ounces. Particularly satisfying is the fact that these improvements were achieved in spite of the additional public holidays associated with the new Millennium celebrations, together with two days of union organised national stayaways and the extraordinary rainfall earlier in the year.

Our rand costs were well controlled and the all important US dollar cash cost per refined ounce of platinum group metals plus gold fell by 1 per cent to $216 per troy ounce which is the lowest in the industry.

Capital expenditure during the year amounted to $114 million which was in line with previously announced plans and ensured the successful completion of the first year of our eight-year programme to increase production from existing assets by 43 per cent.

The development of the ore body required to keep pace with the increased production and to ensure that sufficient ore is available for expansion during the coming year was more than adequate, and has led to an improvement in stoping reserves and to an increase in total proven and probable reserves measured in accordance with the South African Code for Reporting of Mineral Resources (SAMREC).



Troy ounces (millions 5 pgms+gold)	2000	1999	1998
Proven	2.6	2.3	2.1
Probable	78.7	72.5	62.0
Total	81.3	74.8	64.1

Organic growth

The strength in the market continues to encourage expansion and it has been our aim throughout the year to increase production as quickly as possible to take full advantage of the better metal prices. This has led to the acceleration of the sinking and commissioning programmes of the one incline and two vertical shafts currently under construction.

During the second half of 2001 stoping will commence at the new incline shaft at Eastern Platinum and ore from this shaft together with ore from the converted 3A vent shaft at Karee will be used to commission and feed the Karee 'B'-stream concentrator currently under construction.

Financial highlights	2000 $m	1999 $m
Profit and loss account		
Turnover	703	404
Operating profit	397	129
Net interest	(3)	(4)
Exceptional items	4	
Profit before taxation	398	125
Taxation	(94)	(15)
Profit after taxation	304	110
Minority interests	(81)	(30)
Profit for the year	223	80
Balance sheet		
Fixed assets	680	593
Working capital	(17)	3
Net cash	84	1
Provisions	(8)	(13)
	739	584
Equity interests	540	426
Minority interests	199	158
	739	584
Capital employed	655	583



Strong market fundamentals support accelerated expansion plans.

Shafts

The commissioning and construction of new shafts is already underway and work at the Newman incline shaft is already three months ahead of schedule. Stoping has commenced on a limited scale and will build rapidly during the second half of 2001. In July 2001, the converted 3A shaft at Karee will be commissioned. This will increase production capacity at the 3 shaft complex to approximately 260,000 tpm from the current 200,000 tpm.

Two vertical shafts are being sunk simultaneously. At Eastern Platinum work on the Saffy shaft is progressing rapidly. The headgear is complete and is being equipped concurrently with the pre-sink which had reached a depth of approximately 52 metres at the year-end. Construction and sinking of the second vertical shaft at Karee Mine will commence early in 2001. The surface area is already prepared and long delivery items have been identified and purchased.

Concentrators

The Karee Mine B-stream UG2 concentrator will be commissioned in January 2001 utilising feed from the Newman incline and the Karee 3 shaft complex. The Karee A-stream re-grind mill was commissioned in February and has exceeded our expectations in both recoveries and throughput. Similar process changes will now be implemented on our other concentrators.

Smelter

The construction of the new furnace is progressing well. The use of sophisticated computerised fluid dynamic modelling to predict slag behaviour and refractory wear, test work utilising reductants to solubilize chrome in the feed, and slag resistivity measuring have led to a quantum leap in our understanding of smelter thermodynamics and power densities. As a result, extensive design changes have been made to the smelter crucible, transformers and feed system. These facilities will be commissioned in October 2001, marking an important step in our expansion plans and providing additional smelting capacity to take advantage of other business opportunities.



Left: Compressor house and vent shaft at Eastern Platinum's new incline shaft.
Top right: Ore being conveyed to surface at Karee 4 belt incline.
Bottom right: The newly commissioned drying plant at the Smelter Complex.

The new drying plant which forms part of the new smelting facility is already commissioned and working efficiently.

The market

As already reported the pgm market has remained robust throughout the year. Unprecedented demand for all the metals coupled with the volatility of Russian supplies to the West have combined to produce the highest prices seen for a considerable time. The sustainability of such prices is inevitably questioned but our market research and close involvement with our customers' future requirement plans lead us to a fair degree of confidence that our expansion plans are compatible with future demand and that reserves will be sufficient to support the often competing requirements of capital and dividends.

A significant contributor to market growth continues to be the jewellery sector where the relentless demand from China looks set to reach an industry offtake of 1 million ounces per annum with the very real potential to overtake Japan as the predominant consumer. While Japan has found it more difficult to absorb the current buoyant market prices a new initiative has been successfully launched in India where a growing segment of consumers has recognised the virtues of platinum. It is seen as the perfect complement to the traditional gold market. With a population of 1 billion looking to realign tastes from the old economy to the new economy it is a very exciting and real prospect for platinum.

The last year has seen a significant increase from the industrial areas of platinum consumption which account for almost 50 per cent of total demand. Fuel cell development and refinement continue apace as government and industry move towards what is seen by *many as the only commercially viable* alternative to the harmful emissions


Eastern Platinum
Karee Mines
Western Platinum Mine
Pretoria
JOHANNESBURG

Areas of operation:
Eastern Platinum Ltd, comprising the Eastern Platinum Mine.
Western Platinum Ltd, comprising the Western Platinum and Karee Mines, Smelter, Base Metal and Precious Metal Refineries.

which emanate from fossil fuels. Platinum is a critical and unique component of this complex technology and is thus identified as a metal for the future and the platinum industry as a part of the "New Economy".

In the last six months there has been a definite shift by the automobile companies from palladium back to platinum and rhodium in autocatalysts, due mainly to supply concerns from Russia and by the increasing popularity of lean-burn and diesel engines which require significant loadings of platinum. It is firmly expected that this trend will be reflected in the worldwide demand for platinum during the forthcoming year.

Both palladium and rhodium continue to be directly influenced by the volatility of supply from Russia resulting in a marked increase in the average realised price for the year.

Demand for palladium rose by almost 10 per cent during 1999 despite the price volatility in a market dominated by autocatalyst usage. More strict emissions control legislation coupled with the trend towards larger recreational vehicles required increased loadings on the catalytic converters. The second half of the year however saw more research and development being undertaken by the automobile companies to minimise the use of palladium in favour of platinum and rhodium. It is expected that this will be reflected in the respective demands for all three metals during the next 12 months.

The platinum process





(1) Mining

Lonmin mines platinum group metals in an area known as the Western limb of the Bushveld complex some 120kms to the north of Johannesburg in South Africa.

The complex comprises two main platinum bearing reefs – Merensky and UG2, which in our case are mined simultaneously in an approximate ratio of 25:75, over a continuous strike length of some 30kms at an average depth of 360 metres. Both reefs contain all the platinum group metals together with gold, nickel and copper, and in the case of UG2, chromites.

The underground ore bodies, having been carefully identified, are first drilled then blasted to separate them from the surrounding barren rock and then hoisted to surface.

(2) Milling and crushing

These rocks are then crushed and ground in rotating mills where water is added and their size is reduced to a slurry having a consistency resembling wet talcum powder which prepares the precious metals for removal.

Concentrating

The slurry is then fed into flotation cells. This process separates the fine pgm particles from the waste by blowing air and other chemicals through the slurry.

Bubbles rise through the cells and with the help of a collector, the pgm particles adhere to these bubbles, (similar to the way dirt adheres to soap during washing), which then flow over the edge of the cells to be collected and stored in tanks as concentrate.

A one hundredfold concentration is achieved by this process.

Platinum Group Metals – part of the new economies and vital for both future and environment.



(4) Refining
The pgm concentrate from the Base Metals Refinery containing about 60 per cent pgm is treated in the Precious Metals Refinery where the metals platinum, palladium, rhodium, ruthenium and iridium are separated, one from another, in a series of chemical processes which selectively solubilize the precious metals contained. The individual metals are then precipitated in a salt form and converted to metal by reduction and ignition. The high purity products are then despatched to our customers worldwide.



(3) Smelting and base metal extraction
The flotation concentrate, containing between 150 and 450 gms per tonne pgms, is further concentrated in a high temperature smelting operation.
The smelter produces converter matte containing about 6000 gms per tonne pgms, which is treated in the Base Metals Refinery to produce copper and nickel sulphate for sale and pgm concentrate.

The future

Research and development creating a safer and more efficient workplace.

Lonmin Platinum has an active research and development programme which currently includes cooperative ventures with universities and research centres in South Africa, Australia and the United Kingdom. Projects are focused on the development of innovative technologies in the areas of mining, minerals processing and operations management, with particular attention being given to new mining technology replacing the conventional drilling and blasting operations which characterise our narrow, hard rock platinum reefs.

We are participating with Sandvik/ Voest Alpine in the development of a trial "Reef Miner" which deploys cutting disks mounted on an hydraulic arm capable of vertical and horizontal movement. This machine is intended to replace the drilling and blasting operation in hard rock, narrow reef mine stopes. Our involvement in this project has included the supply of test material and design criteria for the development of a test rig for underground trials.

We are also joint sponsor of a project being run by the Australian Minerals Industries Research Association (AMIRA) aimed at developing the principle of "oscillating" disk cutters for tunnelling and stoping operations. The oscillating disk cutter is designed to reduce the energy required to cut rock by applying forces in tension rather than in compression, being the conventional method. A prototype cutter has been successfully tested in an Australian quarry.

Drill rigs are regarded as a key component of a short to medium-term mechanisation strategy, and various test rigs are being developed and tested on our mines, with the objective of improving both safety and efficiencies.

Lonmin is sponsoring a project at Imperial College in London which is investigating the potential for breaking ore by using electricity. This work is still at laboratory stage but may ultimately have potential in either minerals processing or mining applications. A ten ton per hour trial unit is planned to be built during 2001.

With the aim of improving our flotation cell efficiencies we are sponsoring a project with Australian Minerals Industries Research Association and the University of Cape Town to study the mechanisms of fine particle flotation and ultra-fine grinding technology. A test rig is already operating at Eastern Platinum. We have also cooperated with Baker Hughes, USA to develop a flotation cell specifically for our ores, and a test plant will be commissioned during 2001.







Top: A fuel cell powered car, one of the many exciting new future demands for platinum.
Left: Concentration of pgm ores in a flotation unit at Western Platinum mine.
Right: Platinum jewellery recently launched in India with all the potential of an exciting new market.
Opposite page: Ore and waste silos under construction at the Newman Incline Shaft, Eastern Platinum.



Financial highlights	2000 $m	1999 $m
Profit and loss account		
Turnover	54	54
Operating (loss)/profit	(4)	14
Net interest	(1)	(1)
(Loss)/profit for the year	(5)	13
Balance sheet		
Fixed assets	30	23
Working capital	(5)	(2)
Net borrowings	(11)	(6)
Provisions	(3)	
	11	15
Equity interests	11	15
Capital employed	22	21


Harare
Bulawayo

The exchange rate remained pegged at ZW$38: US$1 from February 1999 until July of this year. Following devaluations in August and September, the average exchange rate achieved for the year was 40, only marginally higher than the 38 achieved in 1999. Both inflation and interest rates were over 60 per cent. In addition, foreign exchange for consumable items and capital goods could only be sourced at a considerably higher rate than the official rate, adding to the inflationary pressure on costs.

As a consequence of the above, cash costs per ounce were highly distorted and increased by almost 40 per cent to US$260. The average gold price improved marginally to $286 from $278 per ounce in the previous year, insufficient to counter the adverse economic situation, with a resultant operating loss of $4 million. A reduced level of capital expenditure of $7 million was incurred (1999: $8 million), mainly for the maintenance of operations, whilst exploration expenditure was comparable to the prior year at $2 million.

The negative cash flow after capital expenditure resulted in an increase in borrowings which was further exacerbated by the high interest rate. Net borrowings consequently increased to the local currency equivalent of $11 million.

Expenditure on exploration was incurred predominantly in and adjacent to current operations.

Proved and probable underground reserves as at 30 June 2000 and based on a $280 per ounce gold price, were 930,000 ounces at an average grade of 6.1 grams per tonne; an increase in content of almost 6 per cent over the 12 month reporting period. The gold content in the measured and indicated underground resource categories increased by some 17 per cent over the period.

The success of the exploration programme over the last two years is clearly demonstrated as is the expansion potential, particularly at How and Shamva mines.

Towards year-end a degree of respite was granted to the gold producers, allowing a 20 per cent retention of foreign currency earnings. In addition, Indepgold secured a short-term preferential interest rate on some 80 per cent of its borrowings.

Whilst such concessions are welcome, more is needed in order to secure the future of the gold mining industry, a significant contributor to the Zimbabwe economy. More strict political and fiscal discipline coupled with a devaluation which reflects the true value of the local currency are required to properly reflect the inherent strengths of our operations and to provide a more favourable climate for investment in growth.

Until such time as this is evident management will continue its endeavours to maintain the value of our investment.


278
286
99
00

Average gold price
dollars per ounce


186
260
99
00

Average cash cost of production
dollars per ounce

Summary Directors' Report

Dividends

The Board recommends a final dividend of 25.7 pence (36.0 cents) per share to be paid on 19 February 2001 to shareholders on the registers on 26 January 2001. This would make a total dividend for the year of 35.0 pence (50.0 cents) per share (1999 – 17.9 pence (29.1 cents)). The Board intends that mid-February will become the normal time for payment of final dividends rather than 6 April as previously.

Business review and future developments

The Summary Directors' Report should be read in conjunction with the Chairman's Statement on page 1, the Chief Executive's Statement on pages 2 and 3, the Review of Operations on pages 4 to 12 and the Summary Financial Statement on pages 20 and 21 which give a review of developments and of likely future developments in the business of the Company and the principal trading operations of the Group.

During the year the Company continued to focus on its platinum group metals and gold operations and sold, *inter alia*, its interests in Duiker Mining Limited (the South African coal mining subsidiary), the Bahamas Hotels and FE Wright Group Limited (insurance brokers).

Directors

The present Board of the Company and biographical details are set out on pages 14 and 15. Mr G E Haslam and Mr E H J Stoyell were appointed Executive Directors on 12 November 1999. Mr Stoyell resigned on 25 May 2000 following the sale of the Group's interest in Duiker Mining Limited, of which he was Managing Director. Mr G E Haslam will succeed Mr N J Morrell as Chief Executive on 30 November 2000 and Mr Morrell will retire as a Director on that date. The Chairman comments on this in his Statement on page 1. Mr T A Wilkinson resigned as an Executive Director on 1 November 1999. Sir Alastair Morton and Mr J R B Phillimore retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Being non-Executive Directors, neither has a service contract with the Company and neither is entitled to any notice period.

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business. The interests of the Directors in the ordinary shares of the Company are set out in the Summary Directors' Report on Remuneration on page 19.

Corporate governance

The Company now complies with all the provisions affecting companies set out in the Combined Code on Corporate Governance.

Litigation

Following an adverse ruling in the South African Courts in March 2000, the Board, having carefully considered alternative options, concluded that it was no longer in the best interests of shareholders to continue the previously reported action brought by certain Group companies against, *inter alia*, Impala Platinum Holdings Limited, relating to a claim for breach of warranty in the agreement entered into in 1990 whereby the Group acquired the Karee Mine.

Charitable and political donations

Charitable donations made by the Group during the year in the United Kingdom amounted to $42,991 (£27,500). No political donations were made.

The Group also made charitable donations during the year in South Africa amounting to R1.97 million ($270,000/£190,000). In addition the Company has granted, for a nominal service charge, a licence to African Medical & Research Foundation (AMREF) to occupy temporarily spare offices at the Company's head office in London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health in the continent. The organisation undertakes operations research, capacity building in disadvantaged communities, and advocacy on an international level. This has a significant impact on health burdens such as HIV/AIDS, which is a major concern to the Lonmin Group.

Annual General Meeting

The 2001 Annual General Meeting will be held at 10.30 am on Thursday, 15 February 2001 at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8. The Notice of Meeting is set out on pages 22 to 24 and contains an explanation of the items of Special Business.

By order of the Board
M J Pearce
Secretary

27 November 2000

Board of Directors


1


3


2


4

Executive Directors

1 G Edward Haslam (56)
Chief Executive from 30 November 2000. Appointed a Director on 12 November 1999. Joined the Platinum Division in 1987 as Marketing Director and appointed its Managing Director in 1997. He is a Director of International Platinum Association, Frankfurt, and of World Fuel Cell Council, Frankfurt.

2 Sam E Jonah (51)
A Director since 1992. In 1969 he joined Ashanti Goldfields Company, of which he became Chief Executive in 1986. He holds an MSc DIC from Imperial College of Science & Technology and an associateship from Camborne School of Mines. He is a Director of Commonwealth Africa Investment Fund Limited and of other non-Group organisations.

3 Nicholas J Morrell (53)
A Director since 1992. Appointed Deputy Managing Director in 1994 and Chief Executive in 1996. Mr G E Haslam will succeed him as Chief Executive on 30 November when Mr Morrell will retire. In 1978 he joined The Observer newspaper which subsequently became a member of the Group in 1981 and was sold in 1993.

4 John N Robinson (46)
Finance Director
Joined the Company in 1979 as a financial analyst and later as a finance executive working with the mining operations. Appointed Finance Director on 1 April 1999. Member of Pension Committee.









Non-Executive Directors

5 Sir John Craven (60)
Chairman
Appointed an independent non-Executive Director in 1997. Chairman of Nomination Committee and Member of Remuneration Committee. Former member of the Board of Managing Directors of the Deutsche Bank AG and Chairman of Deutsche Morgan Grenfell Group Plc. Non-Executive Director of Reuters Holdings Plc and Rothmans International BV.

6 Peter J Harper (65)
Deputy Chairman and Senior Independent Director
A non-Executive Director since 1993. Chairman of Audit Committee, Remuneration Committee and Pension Committee. Member of Nomination Committee. Non-Executive Director of John Laing Plc. Previously a Director of Hanson Plc.

7 Sir Alastair Morton (62)
Appointed an independent non-Executive Director in 1998. Member of Audit Committee, Nomination Committee and Remuneration Committee. Chairman of British Railways Board. Honorary Chairman and former executive co-chairman of Eurotunnel. Non-Executive Director of National Power Plc and of the Brockbank Group at Lloyds. Adviser to the Group Executive Board of ABB Daimler-Benz Transportation (ADtranz) and to the Vice Chancellor of the University of Cambridge.

8 J Roger B Phillimore (51)
Appointed an independent non-Executive Director in 1997. Member of Audit Committee and Nomination Committee. Formerly joint Managing Director of Minorco. Non-Executive Director of Aber Resources Limited.

Management Team
Platinum
Directorate
Peter Ledger – Operations
Ian Farmer – Finance
Tony Reilly – Legal
Senior general managers
Stompie Shiels – Mining
Jeff Fenner – Strategic Services
Eddie Facculyn-Goushé – Central Services
Bob Palmer – Smelting and Refining

Zimbabwe
Mike Marriott – Chief Executive, Independence Gold

London
Chris Davies – Group Technical Director
Michael Pearce – Group Secretary
Amanda Bradshaw – Group Financial Controller

Environmental and Social Responsibility

As a producer of platinum group metals having properties capable of improving the environment worldwide, we are determined to set a good example in our own environment.



The "Game Farm" - our in-house residential training facilities where groups of employees attend training courses specialising in team building and safe working practices.

Safety, health and environmental management

Safety

Regrettably there were nine fatal accidents during the year; and we extend our deepest sympathies to the families and loved ones of these employees. Although one less than the previous year we are extremely concerned by any fatality and our aim is "stop fatals totally" a slogan which is to be seen throughout the mines, and a very determined effort will be made throughout the coming year to achieve this aim.

Encouraging in this respect however is the fact that Western Platinum and Karee mines each achieved 1,000,000 fatality free shifts during the year, with Karee going on to record 1,500,000 fatality free shifts on 2 October 2000.

Environmental management

ISO 14001

The Precious Metals Refinery continued its drive towards world-class competitiveness when, on 12 March 2000, it became the first pgm refinery in South Africa, and only the second in the world to achieve ISO 14001 accreditation.

The Base Metals Refinery and Smelter are working towards ISO 14001 accreditation in September 2001.

Air Pollution Control

By year-end the new gas cleaning scrubber at the Precious Metals Refinery was almost complete. Final acceptance testing is scheduled for March 2001. Once commissioned, atmospheric emissions will be reduced well below legislated levels.

In December 1999 the Air Pollution Control Directorate issued an instruction to reduce sulphur dioxide and dust emissions from the Smelter by at least 50 per cent. To achieve this a sulphur fixation plant will be installed capable of a minimum 90 per cent fixation level, equipped with additional electrostatic precipitators for dust removal which will ensure compliance well beyond the instruction's requirements.

Personal gravimetric sampling is being carried out on an ongoing basis at all surface and underground works where persons may be exposed to airborne pollutants. The half yearly surveys show an air quality index between 0.02 and 0.18 indicating a very low exposure risk.

Water management

A programme on water quality management as required in terms of section 21 of the South African National Water Act has been implemented at all operating units. A ground water risk assessment model has been established, and a database is being compiled from quarterly samples taken from the grid which monitors boreholes and surface water features.

Waste management

All three mines make use of opencast mining voids or permitted landfill sites for the disposal of general wastes. Eastern Platinum is in receipt of a permit to operate its site, whilst the other two mines are in the process of applying for permits. All hazardous and medical wastes are collected by registered merchants, who are required to issue a certificate of safe disposal at the relevant site. Regular audits are carried out to ensure full compliance.



Top: A recently completed Lonmin housing estate near the Karee mine providing accommodation for both company employees and local residents.
Left: Construction work on the new Eastern Platinum incline shaft.
Right: A typical reactor vessel in the primary separations plant at the Brakpan precious metal refinery.

Land use and rehabilitation

The Latilla opencast void rehabilitation is almost complete at Eastern Platinum. This is a no longer used opencast pit, east of the No 2 Incline and it has been rehabilitated with the exception of the remains of the access road which has yet to be removed. The remaining spoil dump will be used to even out the undulations in the area.

Rehabilitation work has commenced at the worked-out 2D shaft at Karee and progress to date is satisfactory. The shaft collar will not be rehabilitated as Western Platinum require this access for ventilation purposes.

Rehabilitation of the worked-out No 2 East Incline at Western Platinum commenced during May 2000, and will be complete by December 2000. The area will be restored as grazing land and resculptured to even out as far as practical any change in gradient.

Environmental Impact Assessment (EIA's)

Diligent compliance with legislation on EIA's has been observed on all new capital projects and extensions to existing infrastructure. Approved EIA's have been received from Newman Incline and Saffy Vertical Shaft, and EIA's are complete and awaiting approval for the Western Platinum No 6 tailings dam, the new smelter, the Karee B-stream concentrator, the Karee No 2 tailings dam and the Karee Vertical Shaft.

Rehabilitation funding

During the financial year a comprehensive corporate environmental rehabilitation policy was agreed to by all stakeholders. A detailed technical assessment of rehabilitation liabilities was conducted, which quantified the resultant closure liability as US$4.7 million.

An additional South African tax authority approved sum of US$0.5 million was deposited into the Lonmin Platinum Pollution Control and Rehabilitation Trust Fund, bringing the total fund balance to US$0.8 million.

Health management

HIV/AIDS

The number of AIDS related deaths rose to 86 during the year, compared to 39 in 1999. Total deaths however could be higher as some AIDS affected employees proceed voluntarily on leave when very ill and never return. Our death rate at 0.46 per cent of employees in service is lower than the industry death rate of 1 per cent.

Pro-active measures are being implemented to mitigate the effects of the epidemic including:

- an aggressive education campaign amongst our employees and the local communities. Sex workers are being educated on safe sex, and are being encouraged to submit to free health checks at regular intervals. A massive poster campaign in and around our operations is attracting attention;
- the purchase of leading-edge antiretroviral drugs for employees diagnosed with HIV/AIDS;
- reducing future medical liability, through the capping of certain medical benefits which at present are open-ended.

Human resources

Employment equity

We remain committed to, and proactively support, the South African Government's labour legislation policies and initiatives, including the Employment Equity Act, Basic Conditions of Employment Act, Labour Relations Act and the Skills Development Act. All legislative requirements have been fulfilled and implemented to date.

Adult Basic Education and Training

We have shifted the focus to full-time tuition and partnerships with the learners. This year will see 870 full-time and part-time learners participating in the achievement of basic skills in literacy and numeracy.

Bursaries and learnerships

We currently provide bursaries to 67 full-time students studying industry related degrees/diplomas at selected Universities/Technikons. We are also training 33 mining learner officials and six apprentices through our in-house learnership programme.

A further 20 bursaries will be allocated during the following financial year.

Employee relations

Through the creation and implementation, together with unions of the UBUNYE (togetherness) Project, over the past two years we have successfully capitalised on the opportunity significantly to enhance workplace efficiencies and increase productivity. This necessitated innovative management together with employee and union involvement at all levels. Collective bargaining successes in the form of a first ever two-year wage agreement and the drastic reduction of industrial actions are examples of the improved employee relations enjoyed by the Company.

Community investment

Housing

The housing project in Marikana has created great interest from our employees and other community members. There is high demand and a great need for more houses for both rental and ownership. 1,200 houses are currently completed or under construction.

Community development

Several projects have been initiated with a view towards local development and with particular emphasis on social infrastructure and education. These include making surface land available for agricultural projects in Marikana and Bapong; land for low cost housing and the building of three schools, again in the Marikana area near the Karee mine.

Summary Directors' Remuneration Report

The Remuneration Committee consists entirely of non-Executive Directors and is responsible for determining remuneration policy and the remuneration packages of Executive Directors. The Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Directors of the quality required without paying more than is necessary for this purpose. With the exception of Mr Stoyell, noted below, no Director during the year received any bonus in respect of the year.

The remuneration package for Executive Directors comprises a base salary, pension, life assurance and other benefits, and participation in the Company's share option schemes. Summary details of individual emoluments and share interests of all Directors are shown in the following two tables:

Directors' remuneration

	Salary and fees £	Benefits in kind[1] £	Total for year to 30.9.00 £	Total for year to 30.9.99 £
Executive Directors				
N J Morrell	450,000	19,227	469,227	466,723
G E Haslam (Appointed 12.11.99)	243,681	24,145	267,826	
S E Jonah[2]	Nil		Nil	Nil
J N Robinson[6]	222,917	20,884	243,801	110,107
Non-Executive Directors				
Sir John Craven	120,000		120,000	120,000
P J Harper[3]	60,000		60,000	50,000
Sir Alastair Morton	53,333		53,333	70,000
J R B Phillimore[3]	68,333		68,333	40,000
Former Directors				
E H J Stoyell (Appointed 12.11.99)[4]	98,762	6,486	105,248	
T A Wilkinson[5]	27,917	1,773	29,690	380,594

Notes:

(1) Benefits in kind comprised mainly the provision of a motor car for the use of each Director and the provision of private medical insurance and, in the case of Mr Wilkinson and Mr Haslam, a children's education allowance and, in the case of Mr Stoyell, security and life assurance.

(2) Mr Jonah is the Chief Executive of Ashanti Goldfields Company Limited, which reimburses Lonmin Plc all remuneration and benefits paid to him.

(3) The fees shown for Mr Harper and Mr Phillimore include additional fees of £10,000 each for their special work in connection with the intended, but subsequently abandoned, merger with Ashanti Goldfields Company Limited towards the end of 1999.

(4) Mr Stoyell resigned as a Director on 25 May 2000 following the sale of the Group's interests in Duiker Mining Limited ("Duiker") of which he was Managing Director. After his resignation he received from the Company a special bonus payment of £200,000 (less tax) for his contribution to the sale of Duiker. This figure is in addition to the sum disclosed above. Mr Stoyell also held options over 64,226 shares with a weighted average exercise price of 263.1157 pence per share.

(5) Mr Wilkinson resigned as a Director on 1 November 1999. He remained employed by the Company until 31 January 2000 and was paid additional remuneration of £83,750 and received an additional £4,761 of benefits. Upon his cessation of employment he was made a payment of £306,784 in lieu of notice. These figures are in addition to the sum disclosed above. Mr Wilkinson held options over 180,118 shares with a weighted average exercise price of 316.8443 pence per share.

(6) Mr Robinson was appointed as a Director on 1 April 1999 thus his remuneration as Director in 1999 covered a period of six months only.

(7) In 1999 Mr R E Whitten, who retired as a Director on 31 March 1999, received remuneration, including benefits, of £212,650 and a payment in lieu of notice of £424,896.

Ordinary share interests

	Shares 1.10.99	30.9.00 and 27.11.00	Share options 1.10.99	Weighted average exercise price p	30.9.00 and 27.11.00	Weighted average exercise price p
Sir John Craven	181,527	188,313	-		-	
P J Harper	21,508	22,311	-		-	
G E Haslam	Nil	3,132	63,132	259.8888	150,000	501.10
S E Jonah	2,034	9,766	204,542	318.0136	184,817	291.4355
N J Morrell	16,522	16,971	227,949	311.7224	216,986	285.6164
Sir Alastair Morton	1,543	1,543	-		-	
J R B Phillimore	2,636	2,734	-		-	
J N Robinson	8,108	8,393	113,635	370.2401	169,250	464.1039

Notes:

(1) During the year Mr Haslam exercised options over 1,566 and 1,566 shares at respective exercise prices of 408.6272 pence per share (a notional gain compared with the market price on the date of exercise of £7,765.37) and 490.0334 pence per share (a notional gain of £6,490.55); and Mr Jonah exercised options over 5,788 and 1,944 shares at respective exercise prices of 199.20 pence per share (a notional gain of £26,381.70) and 383.08 pence per share (a notional gain of £9,135.24). Both Directors retained the shares arising from the exercises. The total notional gains made by Directors during the year were £49,773 (1999: £11,564).

(2) During the year options were granted to Mr Haslam and Mr Robinson over 90,000 and 60,000 shares respectively at an exercise price of 668.5 pence per share. These options are included in the table above.

(3) At 29 September 2000 (the last trading day of the year under review) and by way of comparison with the weighted average exercise prices shown, the middle market quotation for the ordinary shares as derived from the London Stock Exchange Daily Official List was 855 pence, as compared with the high and low quotations for the financial year of 919.50 pence and 504.50 pence respectively.

Statement of the Auditors to members of Lonmin Plc

pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 20 and 21.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1996/6 "The auditors' statement on the summary financial statement" issued by the Auditing Practices Board. Our report on the Group's full Annual Accounts describes the basis of our audit opinion on those Accounts.

Opinion

In our opinion the Summary Financial Statement is consistent with the Annual Accounts and Directors' Report of Lonmin Plc for the year ended 30 September 2000 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
LONDON

27 November 2000

Summary financial statement

Summary consolidated profit and loss account
For the year ended 30 September

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
609	550	**Turnover**	**951**	896
485	281	**– continuing operations**	**757**	458
124	269	– discontinued operations	**194**	438
246	112	**Group operating profit**	**385**	183
243	83	**– continuing operations**	**380**	135
3	29	– discontinued operations	**5**	48
	22	Share of associates' operating (loss)/profit	**(1)**	35
246	134	Total operating profit	**384**	218
7		Profit on sale of fixed assets – continuing operations	**10**	
(5)	(1)	Loss on sale of operations – discontinued operations	**(7)**	(2)
7	(18)	Net interest receivable/(payable) and similar items	**11**	(28)
255	115	**Profit before taxation**	**398**	188
(55)	(10)	Taxation	**(86)**	(16)
200	105	Profit after taxation	**312**	172
(53)	(25)	Minority interests	**(83)**	(42)
147	80	**Profit for the year**	**229**	130
(62)	(29)	Dividends	**(90)**	(46)
85	51	**Retained profit for the year**	**139**	84
86.6p	33.0p	Earnings per share excluding exceptionals – continuing operations	**135.1¢**	53.7¢
89.1p	50.0p	Earnings per share	**139.2¢**	81.5¢
84.2p	47.0p	Diluted earnings per share	**131.4¢**	77.0¢
35.0p	17.9p	Dividends per share	**50.0¢**	29.1¢

The 1999 figures have been restated for discontinued operations which include the results of Ashanti, Bahamas Hotels, FE Wight and Duiker Mining.

Profit and loss account

The outstanding production performance in the Platinum operations referred to in the review of operations earlier in this document and the marked increase in the average PGM prices realised in the year have combined to produce profit before tax of $398 million in 2000, more than double the $188 million achieved last year.

The tax rate has increased to an effective 22 per cent from 9 per cent last year as a result of the increased profitablity and the increased dividend remittances to the UK from South Africa. After the deduction of the share of profits due to our minority interests the resulting earnings per share excluding exceptional items from continuing operations was 135.1 cents, which represents a 152 per cent growth on the 53.7 cents achieved last year.

On the basis of this strong performance the Board has decided to increase the final dividend to 36.0 cents (1999 – 17.0 cents) making a total dividend for the year of 50.0 cents (1999 – 29.1 cents). In sterling terms this means that the final dividend payment will be 25.7 pence representing a 147 per cent increase on last year's level of 10.4 pence, and the overall payment for the year will be 35.0 pence, almost double the 17.9 pence paid last year.

The summary financial statement on pages 20 and 21 was approved by the Board of Directors on 27 November 2000 and was signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Summary consolidated balance sheet

As at 30 September

2000 £m	1999 £m		2000 $m	1999 $m
628	791	**Fixed Assets**	**916**	1,300
393	190	Current assets	**575**	311
(167)	(164)	Creditors: amounts falling due within one year	**(242)**	(267)
226	26	**Net current assets**	**333**	44
854	817	**Total assets less current liabilities**	**1,249**	1,344
(5)	(176)	Creditors: amounts falling due after more than one year	**(8)**	(289)
(7)	(41)	Provisions for liabilities and charges	**(11)**	(67)
842	600		**1,230**	988
706	445	**Equity interests**	**1,031**	733
136	155	**Minority equity interests**	**199**	255
842	600		**1,230**	988
288	(120)	Net cash/(borrowings)	**422**	(197)

Balance sheet

The significant growth in equity interests in the year results primarily from the retained profit of $139 million and the $163 million conversion of bonds during the year. The completion of the disposal process of the non-core businesses has resulted in the reduction in the overall fixed assets, and in the very strong net cash position of $422 million at 30 September 2000 when compared to the borrowings of $197 million at 30 September 1999.

Summary consolidated cash flows

For the year ended 30 September

2000 £m	1999 Restated £m		2000 $m	1999 Restated $m
222	150	**Net cash inflow from operating activities**	**346**	240
227	96	Continuing	**354**	153
(5)	54	Discontinued	**(8)**	87
(23)	(36)	Interest and tax	**(36)**	(52)
199	114	**Trading cash flow**	**310**	188
211	81	Continuing	**329**	134
(12)	33	Discontinued	**(19)**	54
(83)	(70)	Capital expenditure	**(130)**	(114)
8	(1)	Disposals and investments	**13**	(2)
(26)	(14)	Minority dividends	**(40)**	(23)
98	29	**Free cash flow**	**153**	49
114	31	Continuing	**178**	52
(16)	(2)	Discontinued	**(25)**	(3)
136	(27)	Acquisitions and disposals	**212**	(45)
5	2	Shares issued	**8**	3
(45)	(24)	Equity dividends paid	**(71)**	(38)
194	(20)	**Cash inflow/(outflow)**	**302**	(31)

Note: The difference between the opening net borrowings of $197 million and the closing net cash of $422 million is made up of a cash inflow during the year of $302 million, the elimination of loans in subsidiaries sold of $129 million, a reduction in net borrowings arising from the conversion of the bonds of $163 million and exchange on non-US dollar net borrowings of $25 million.

Cash flow

The strong operational performance in the Platinum operations is reflected in the cash inflow from operating activities which was $354 million from continuing operations, a growth of 131 per cent on the $153 million generated last year. After taking account of capital expenditure and dividends paid to the minority interests, the free cash flow from continuing operations was $178 million being a commendable 242 per cent growth on the $52 million generated last year.

The completion of the disposal programme generated a further $212 million during 2000 and further shares were issued in the year on the conversion of bonds.

Overall the strong cash flow performance enabled the Board to advance the date of the payment of the interim dividend from October to August which resulted in shareholders receiving three dividend payments during the 2000 financial year.

Notice of Annual General Meeting

Lonmin Plc

(Registered in England and Wales with registered number 103002)

NOTICE IS HEREBY GIVEN that the ninety-second Annual General Meeting of Lonmin Plc will be held at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8 on Thursday, 15 February 2001, at 10.30 am, for the following purposes:

Ordinary business:

1 To receive the Report of the Directors and the Accounts for the year ended 30 September 2000.
2 To declare a final dividend for the year ended 30 September 2000.
3 To re-elect Sir Alastair Morton as a Director.
4 To re-elect Mr J R B Phillimore as a Director.
5 To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special business:

To consider and, if thought fit, to pass the following resolutions:

6 Special Resolution

"THAT the Articles of Association of the Company be and are hereby amended as follows:

1.1 by the addition of the words, 'per annum' after the words, 'exceed £300,000' in Article 78;

1.2 by the deletion of the existing Article 86 and its replacement with a new Article 86 in the following form:

'86. At the Annual General Meeting in every year there shall retire from office by rotation:

(A) all Directors who held office at the time of the two preceding Annual General Meetings and who did not retire by rotation at either of them; and

(B) such additional number of Directors if any as shall, together with the Directors retiring under (A) above, equal one-third of the total number of Directors; or, if the total number of Directors is not three or a multiple of three, the number which is nearest to but does not exceed one-third'.

1.3 by the deletion of the existing Article 87 and its replacement with a new Article 87 in the following form:

'87. Subject to the provisions of the Statutes and to the provisions of these Articles, the Directors to retire by rotation pursuant to Article 86(B) shall be those who have been longest in office since their last appointment or re-appointment, but as between persons who became or were last re-appointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion shall be determined by reference to the number and identity of the Directors at the date of the notice convening the Annual General Meeting. A retiring Director shall be eligible for re-election.';

1.4 by the addition of the words, 'Article 86 and' after the words, 'for the purposes of' in Article 92;

1.5 by the deletion of the words, 'signed by an alternative Director' in Article 99(A) and their replacement with the words, 'signed by an alternate Director';

1.6 by the deletion of the words, 'The Company may be' in Article 103(L) and their replacement with the words, 'the Company may by';

1.7 by the deletion of both appearances of the word, 'Auditor,' and the deletion of the words, 'or employee' in both cases in Article 141."

7 Special Resolution

"THAT pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of up to an aggregate of 17,797,740 ordinary shares of £1.00 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from the Daily Official List of London Stock Exchange Plc for the five business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this Resolution shall expire on 14 May 2002 or, if earlier, the date of the Annual General Meeting in 2002 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this Resolution prior to the expiry of such authority)."

8 Special Resolution

"THAT the powers conferred on the Directors by Article 12(C) of the Company's Articles of Association be renewed and that for this purpose the Section 89 Amount shall be £8,893,623 and the Section 89 period shall be the period expiring on 26 March 2003."

By order of the Board
M J Pearce *Secretary*
4 Grosvenor Place, London SW1X 7YL (the "Registered Office")

27 November 2000

Notes:

1 Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's Registered Office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the Meeting:

(i) Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6TB England	(ii) Mercantile Registrars Limited 11 Diagonal Street Johannesburg 2001 South Africa	Postal Address: PO Box 1053 Johannesburg 2000 South Africa

Shareholders who have completed a Form of Proxy may still attend the Meeting and vote in person, should they so wish.

2 Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the Meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 13 February 2001, or, in the event of any adjournment of the above Meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned Meeting or by the time specified in any written notice given by the Company of the adjourned Meeting. Changes to entries on the register after this shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

3 The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the Registered Office of the Company during normal business hours on any weekday and will be available for inspection at the Annual General Meeting from 15 minutes prior to the Meeting until its conclusion.

Final dividend

4 The Directors have recommended a final dividend for the year ended 30 September 2000 of 25.7 pence.

Directors

5 Biographical details of all Directors are given on pages 14 and 15 of the 2000 Annual Review.

Articles of Association

6 Resolution No 6 will amend the Articles of Association of the Company as follows:
Various typographical errors are corrected by the changes at 1.1, 1.5 and 1.6.

The changes at 1.2, 1.3 and 1.4 bring the Company's Articles further into line with the Combined Code provisions relating to the requirement for Directors to submit themselves for re-election at least every three years, change 1.4 being a change necessitated to a cross-reference.

The change at 1.7 removes the indemnity within the Articles in favour of the auditors and the power to purchase insurance for the auditors and further ensures that the Articles are consistent with the terms of the Companies Act 1985 relating to indemnities.

Authority for the Company to purchase its own shares

7 The Directors have been conscious of the present volatility of the financial markets and of the fact that the share price of any company may at times be depressed for reasons entirely unconnected with itself or its performance and consider it desirable that the Company should continue to have authority to make market purchases of its own shares, although no use has been made of such authority to date. The Directors therefore propose Resolution No 7 which will authorise the Company to make market purchases on the London Stock Exchange of up to 17.8 million ordinary shares of £1.00 each (representing 10 per cent of the issued share capital as at 27 November 2000).

The Directors would use this authority only if they considered that it would be in the best interests of the Company and they could foresee a consequent improvement in earnings per share. On 27 November 2000 the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 932.5 pence (as compared with the high for 2000 to that date on 21 November 2000 of 958 pence, as similarly derived).

Share capital

8 The Directors' authorities to issue shares are contained in the Company's Articles of Association. The Directors propose the renewal of one such authority to permit the issue, for a cash consideration, of the maximum number of shares within the limit laid down by Investment Committees of certain institutional shareholders.

Accordingly Resolution No 8 will empower the Directors to issue (or agree to issue) up to 8.89 million shares for a cash consideration other than by way of rights issue during the period expiring on 26 March 2003. These shares, which will only be issued in accordance with the pre-emption guidelines issued under the aegis of the UK Listing Authority, are equivalent in nominal value to 5 per cent of the issued share capital as at 30 September 2000 and 4.99 per cent of the issued share capital as at 27 November 2000.

9 With the exception of the issue of shares pursuant to the exercise of option rights, the Directors have no present intention of issuing any of the existing unissued shares and no issue will be made which would effectively alter control of the Company without the prior consent of the Company in general meeting. The Directors consider it desirable to have available the intended authority in order to retain the customary flexibility for future issues should occasion require.

Recommendation

10 The Directors believe that the passing of all the Resolutions will be in the best interests of shareholders as a whole and of the Company and are unanimous in recommending that shareholders vote in favour of them. They will be seeking to ensure that all the votes attaching to the shares in which they are interested (totalling some 250,000 shares which represent some 0.14 per cent of the Company's issued share capital) will be cast in favour.

Lonmin Plc corporate information

Secretary and registered office
M J Pearce FCIS
4 Grosvenor Place
London
SW1X 7YL

Registered in England
Number: 103002

Telephone 020 7201 6000
Telefax 020 7201 6100
Email: contact@lonmin.com
Web: http://www.lonmin.com

Group Financial Controller
Miss A J Bradshaw

Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England
Telephone 01903 502541
Telefax 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Principal group bankers
Barclays Plc
Lloyds TSB Bank Plc
Standard Chartered Bank

Financial adviser
Morgan Stanley Dean Witter

Stockbrokers
HSBC Investment Bank Plc
SG Securities (London) Ltd

American depositary receipts (ADR)
The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as a Depositary. Each ADR represents one (1) ordinary share of the Company. The ADR's trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders.

ADR enquiries may be addressed to:
The Bank of New York, ADR Shareholder Inquiries Department,
PO Box 11258, Church Street Station, New York, NY 10286 – 1258
Telephone: 1-888-BNY-ADRS (Toll free) or 1-908-769-9711 (for calls from outside the US)

Analysis of ordinary shareholdings at 20 November 2000

	Number of holdings	Shares held	% of total shares
United Kingdom Register			
By category of shareholder			
Individuals	23,996	13,469,364	7.57
Banks, nominees and other corporate bodies	2,303	159,873,012	89.83
	26,299	173,342,376	97.40
South African Branch Register			
By category of shareholder			
Individuals	1,143	316,841	0.18
Banks, nominees and other corporate bodies	127	4,317,087	2.42
	1,270	4,633,928	2.60
Both Registers			
By size of holding			
1 – 500	18,934	3,146,692	1.77
501 – 1,000	4,170	2,948,860	1.66
1,001 – 5,000	3,492	6,749,751	3.79
5,001 – 20,000	502	4,685,462	2.63
20,001 – 50,000	188	6,027,135	3.39
50,001 – 100,000	93	6,658,743	3.74
100,001 – 200,000	58	8,055,169	4.52
200,001 – and over	132	139,704,492	78.50
	27,569	177,976,304	100

Glossary of terms

By-product metals	Ruthenium, iridium, gold, nickel and copper.
Casualty rate	The number of fatal and reportable accident cases expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Centare	One square metre.
Competent person	A professionally qualified person who is a member of good standing of an appropriate professional association or body having at least five years relevant professional experience in the estimation, assessment and evaluation of the type of mineral reserves being exploited by the Company.
Converter matte	The product from the smelter containing noble and base metals, emanating from furnace through converter operations.
Cost per refined ounce of platinum	Calculated as on-mine and refining costs less the revenue earned from all other metals divided by refined production of platinum. This statistic is for benchmarking purposes only and is not the true cost to the Company of a refined ounce of platinum.
Development	Underground excavations for the purpose of assessing mineral reserves.
EMPR	Environmental Management Programme.
Fatality rate	The number of fatal accident victims expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Grade	The value, expressed in grammes per tonne of reef of the contained pgms plus gold.
kg	One kilogram, being 31.10349 troy ounces.
Measured mineral resource	That portion of a mineral resource for which tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes or mine workings, supported where appropriate by other exploration techniques. The physical character, size, shape, quality and mineral contents are established with a high degree of certainty.
Merensky Reef (MRK)	Platiniferous pyroxenite layer, containing economic grades of pgms.
Noble metals	Platinum group metals and gold.
On-mine costs	Those process costs incurred in the production of realisable metals.
OPMs	Other precious metals: rhodium, ruthenium and iridium.
Ounce/Tr.oz/oz	A troy ounce, being 32.15072 grams.
PGMs	Platinum group metals: platinum, palladium, rhodium, ruthenium and iridium.
Probable mineral reserve	Portion of measured and/or indicated resource, as defined, on which sufficient technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of determination and under specified economic conditions.
Proven mineral reserve	Portion of measured mineral resource, as defined, on which detailed technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of the determination and under specified economic conditions.
Stope/stoping	Underground excavations to effect the extraction of reef/mineral reserves.
Tonne/mt/t	Metric ton, being 1,000 kilograms.
tpm	Tonnes per month.
UG2 reef (UG2)	Upper Group 2 platiniferous chromitite layer, containing economic grades of pgms.

LONMIN

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL



Directorate and administration

Directors
Sir John Craven *Chairman (Non-Executive)*
P J Harper *Deputy Chairman and Senior Independent Director (Non-Executive)*
G E Haslam *Chief Executive*
I P Farmer *Corporate Development & Marketing Director*
S E Jonah *Executive Director*
Sir Alastair Morton *(Non-Executive)*
J R B Phillimore *(Non-Executive)*
J N Robinson *Finance Director*

Registered office
4 Grosvenor Place
London
SW1X 7YL
Telephone 020 7201 6000
Telefax 020 7201 6100
Email contact@lonmin.com
Website http://www.lonmin.com
Registered in England No. 103002

Group Secretary
M J Pearce

Group Financial Controller
Miss A J Bradshaw

Auditors
KPMG Audit Plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 01903 502541
Telefax 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 20 July 2001, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 2 August 2001 for shareholders on the register in the United Kingdom and 1 August 2001 for shareholders on the branch register in South Africa. Copies of the DRIP brochure and application form have been sent to eligible shareholders who were on the registers by 26 January 2001 and are being sent to those who are newly entered on the registers between then and 20 July 2001. Further copies are available from the Registrars.

Notes to the half year accounts (continued)

9 Exchange rates
The principal US dollar exchange rates used are as follows:

	6 months to 31 March 2001	6 months to 31 March 2000
Average rates:		
Sterling	**0.69**	0.62
SA rand	**7.78**	6.22
Zimbabwe dollar	**55.09**	38.26
Closing rates:		
Sterling	**0.70**	0.63
SA rand	**7.94**	6.49
Zimbabwe dollar	**55.15**	38.19

10 Statutory Disclosure
The balance sheet at 30 September 2000 is taken from but does not constitute the Company's statutory accounts for the year ended 30 September 2000. Accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

5 Net interest receivable/(payable) and similar items

Net interest receivable/(payable) and similar items is analysed as follows:

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Net interest receivable/(payable)	11	(17)
Exchange differences on net debt	1	12
	12	(5)

6 Taxation

The taxation charge includes full provision for deferred tax in accordance with Financial Reporting Standard 19 – Deferred Tax.

The tax charge is analysed below:

	6 months to 31 March 2001 $m	6 months to 31 March 2000 Restated $m
Current taxation	71	22
Deferred taxation	6	9
Overseas tax on dividends remitted by subsidiary companies	19	7
Exchange	(21)	(11)
	75	27

In the 6 months to 31 March 2001, the UK taxation charge was $nil (6 months to 31 March 2000 – a credit of $5 million) and the overseas taxation charge was $75 million (6 months to 31 March 2000 – $32 million).

7 Earnings per share

The calculation of earnings per share is based on a weighted average of 178,218,176 shares in issue for the six months to 31 March 2001 (159,902,136 shares in issue for the six months to 31 March 2000).

The calculation of diluted earnings per share for 2001 is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options. For 2000, the calculation is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and the convertible bonds which were fully converted by early July 2000.

8 Exceptional items

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Profit on sale of fixed assets		8
Sale or termination of operations		
– provision for the loss on sale of the Bahamas Hotels		(8)
		–

Notes to the half year accounts (continued)

3 Group operating profit

Group operating profit is analysed by activity and geographical area below:

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Platinum	250	137
Gold	(1)	
Other	(3)	
Central costs	(6)	(6)
Continuing operations	240	131
Discontinued operations		6
	240	137
South Africa	243	132
Zimbabwe	(1)	
Europe	4	5
Central costs	(6)	(6)
Continuing operations	240	131
Discontinued operations		6
	240	137

4 Profit before taxation

Profit before taxation is analysed by activity and geographical area below:

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Platinum	251	134
Gold	(2)	(2)
Other	(3)	
Central costs	(6)	(6)
Central interest and similar items	12	1
Continuing operations	252	127
Discontinued operations		4
Profit before taxation and exceptional items	252	131
Exceptional items		–
Profit before taxation	252	131
South Africa	244	129
Zimbabwe	(2)	(2)
Europe	4	5
Central costs	(6)	(6)
Central interest and similar items	12	1
Continuing operations	252	127
Discontinued operations		4
Profit before taxation and exceptional items	252	131
Exceptional items		–
Profit before taxation	252	131

Notes to the half year accounts

1 Turnover

Turnover is analysed by activity and geographical area below:

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Platinum	393	278
Gold	22	28
Continuing operations	415	306
Discontinued operations		193
	415	499
South Africa	393	278
Zimbabwe	22	28
Continuing operations	415	306
Discontinued operations		193
	415	499

2 EBITDA

Earnings before interest, tax, depreciation and amortisation (EBITDA) is analysed by activity and geographical area below:

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Platinum	268	151
Gold		2
Other	(3)	
Central costs	(6)	(6)
Continuing operations	259	147
Discontinued operations		18
	259	165
South Africa	261	146
Zimbabwe		2
Europe	4	5
Central costs	(6)	(6)
Continuing operations	259	147
Discontinued operations		18
	259	165

Statement of total consolidated recognised gains and losses

	6 months to 31 March 2001 $m	6 months to 31 March 2000 Restated $m
Profit/(loss) for the period – Group	130	75
– Associate		(1)
Total consolidated recognised gains relating to the period	130	74
Prior year adjustment for deferred tax	(105)	
Total consolidated recognised gains since last annual report	25	

Reconciliation of movement in equity interests

	6 months to 31 March 2001 $m	6 months to 31 March 2000 Restated $m
Total consolidated recognised gains relating to the period	130	74
Dividend	(43)	(22)
Retained profit for the period	87	52
Shares issued on exercise of options	2	3
Other items	2	1
Net increase in equity interests in the period	91	56
Equity interest at 1 October – restated for deferred tax	926	606
Equity interests at 31 March	1,017	662

Consolidated cash flow statement

	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Net cash inflow from operating activities		
– continuing operations	233	103
– discontinued operations		7
	233	110
Net interest received/(paid)	13	(17)
Dividends paid to minorities	(30)	(9)
Returns on investment and servicing of finance	(17)	(26)
Taxation	(81)	(8)
Capital expenditure and financial investment	(47)	(47)
Acquisitions and disposals		6
Equity dividends paid	(66)	(20)
Net cash inflow/(outflow) before use of liquid resources and financing	22	15
– continuing operations	22	29
– discontinued operations		(14)
Management of liquid resources	(22)	
Financing	1	(4)
Increase/(decrease) in cash in the period	1	11
– continuing operations	1	21
– discontinued operations		(10)

Reconciliation of operating profit to net cash inflow from operating activities:

Operating profit from continuing operations	240	131
Depreciation charge	19	16
Increase in working capital	(27)	(45)
Other items	1	1
Net cash inflow in respect of continuing operations	233	103
Net cash inflow in respect of discontinued operations		7
Net cash inflow from operating activities	233	110

Consolidated balance sheet

	As at 31 March 2001 $m	As at 30 September 2000 Restated $m	As at 31 March 2000 Restated $m
Fixed assets			
Tangible assets	739	710	1,055
Investments:			
Associates			34
Other investments	205	206	209
	205	206	243
	944	916	1,298
Current assets			
Stocks	28	21	59
Debtors	100	113	130
Investments	2	2	28
Cash and short-term deposits	467	439	141
	597	575	358
Creditors: amounts falling due within one year	(195)	(242)	(280)
Net current assets	402	333	78
Total assets less current liabilities	1,346	1,249	1,376
Creditors: amounts falling due after more than one year			
Convertible debt			(169)
Other	(7)	(8)	(98)
	(7)	(8)	(267)
Provisions for liabilities and charges	(146)	(155)	(221)
	1,193	1,086	888
Capital and reserves			
Called up share capital	255	259	254
Reserves	762	667	408
Equity interests	1,017	926	662
Minority equity interests	176	160	226
	1,193	1,086	888
Net cash/(borrowings)	447	422	(166)

The 31 March 2000 and 30 September 2000 balance sheets have been restated for Financial Reporting Standard 19 – Deferred Tax.

The effect of this restatement on the March 2000 balance sheet has been to reduce associates by $9 million, increase provisions by $165 million, reduce reserves by $126 million and reduce minority equity interests by $48 million.

The effect of this restatement on the September 2000 balance sheet has been to increase provisions by $144 million, reduce reserves by $105 million and reduce minority equity interests by $39 million.

Consolidated profit and loss account

	6 months to 31 March 2001 $m	6 months to 31 March 2000 Restated $m
Turnover	415	499
– continuing operations	415	306
– discontinued operations		193
EBITDA*	259	165
– continuing operations	259	147
– discontinued operations		18
Depreciation	(19)	(28)
Group operating profit	240	137
– continuing operations	240	131
– discontinued operations		6
Share of associate's operating loss		(1)
Total operating profit	240	136
– continuing operations	240	131
– discontinued operations		5
Profit on sale of fixed assets		
Group – continuing operations		8
Loss on sale or termination of operations		
Group – discontinued operations		(8)
Profit before net interest receivable/(payable) and similar items	240	136
Net interest receivable/(payable) and similar items	12	(5)
Profit before taxation	252	131
– continuing operations	252	135
– discontinued operations		(4)
Taxation	(75)	(27)
Profit after taxation	177	104
Minority interests	(47)	(30)
Profit for the period	130	74
– continuing operations	130	78
– discontinued operations		(4)
Interim dividend	(43)	(22)
Retained profit for the period	87	52
Earnings per share pre-exceptional items – continuing operations	72.6c	44.3c
Earnings per share	72.6c	46.4c
Diluted earnings per share	71.9c	42.9c
Interim dividend per share	16.9p/24.0c	9.3p/14.0c

* EBITDA is earnings before interest, tax, depreciation and amortisation.

Deferred tax has been fully provided for in accordance with Financial Reporting Standard 19 – Deferred Tax and the March 2000 figures have been restated accordingly.
The effect of the implementation of this standard has been to reduce the tax charge in the 6 months to March 2001 by $7 million and to reduce the tax charge in the 6 months to March 2000 by $2 million.

Independent review report by KPMG Audit Plc to Lonmin Plc

Introduction
We have been instructed by the Company to review the financial information set out on pages 7 to 14 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of interim financial information", issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2001.

KPMG Audit Plc

Chartered Accountants

London

30 May 2001

Platinum Operating Statistics

		March 2001	March 2000
Production			
Tons milled	('000)	5,006	4,824
Built-up head grade	(g/ton)	5.00	5.17
Refined production			
Platinum	(oz)	302,901	306,007
Palladium	(oz)	135,714	134,420
Rhodium	(oz)	39,836	36,177
Total PGMs	(oz)	568,289	565,385
Costs			
Total cash cost per platinum oz refined:			
Cash operating costs	($)	428	427
Revenue from other PGMs and gold	($)	718	452
Net cash operating costs	($)	(290)	(25)
Cash cost per total PGM oz refined	($)	228	232
Cash cost per total PGM oz refined	(Rand)	1,775	1,465
Cash cost per theoretical PGM oz produced	(Rand)	1,542	1,409
Sales			
Sales prices achieved			
Platinum	($)	586	454
Palladium	($)	845	471
Rhodium	($)	1,954	1,291

Chief Executive's Statement (continued)

Ashanti

We retain our 32 per cent interest, which continues to be accounted for as an investment. We continue to support the management, believing the Company to be substantially undervalued and note with pleasure the continuing encouraging progress at operating level, resulting in competitive cash costs of production.

Zimbabwe

Our gold mines produced 82,555 tr ozs valued at $22 million during the half year which represented 5 per cent of Lonmin's total turnover. Obviously the much publicised economic and political difficulties currently experienced in Zimbabwe had a very serious effect on both performance and morale and we are proud of the management team for their continuing efforts to maintain the business.

Outlook and dividend

The development of a wide variety of new technologies incorporating PGMs, including fuel cells, together with the introduction of first time emission control legislation in countries such as India, will help to ensure that the market for PGMs remains robust for some time to come.

Lonmin is well placed to benefit from this continuing strength of demand.

We will continue to seek growth opportunities, and in this context, we were pleased to announce recently our Pandora joint venture project with Anglo Platinum to exploit contiguous mineral rights. The Pandora project brings our production target to around 1 million ozs of platinum or 2 million ozs of PGMs by 2007. Since the end of the half year we have announced a Memorandum of Understanding with Helix Resources principally to advance the Munni Munni joint venture project. This strategy is well supported by an extremely strong balance sheet and we are actively exploring other acquisitions and joint ventures both in South Africa and elsewhere.

Lonmin is in excellent shape, has outstanding operating management, and is delivering value enhancing growth. We are committed to providing shareholders with competitive returns and accordingly, we are declaring an interim dividend of 24.0c per share, equivalent to 16.9p per share, which is twice covered by free cash and represents a 71 per cent increase over last year, or an increase of 82 per cent in sterling terms.

Finally, I would like to take this opportunity to record publicly my appreciation to the entire management and workforce for the continuation of a truly outstanding performance at every level.



Edward Haslam
30 May 2001

Trading cash flow per share increased by 68 per cent from 55.0c in 2000 to 92.6c in 2001 with a comparable increase in free cash flow per share of 84 per cent from 26.9c in 2000 to 49.4c in 2001 notwithstanding an increase in the tax paid from $7 million to $81 million. This increase reflects the payment of corporate tax in South Africa for the first time resulting from the increase in profitability achieved last year. Payments of this magnitude can be expected to recur whilst the current levels of profitability are maintained.

Despite the payment of the final dividend of $66 million, the strong free cash flow still resulted in an overall increase in net cash of $25 million to $447 million at the end of March 2001. The majority of this cash is now held in US dollars in London.

As indicated earlier, the strong growth in profits and cash flow in the first half of the year resulted primarily from the increase in the realised prices for the three key PGMs – platinum, palladium and rhodium. The comparison of the first half of this year with the first half of last year produces a particularly flattering picture. Comparison with the second half of last year will provide a more stable illustration of performance.

The balance sheet clearly remains robust with net cash of $447 million and equity interests in excess of $1 billion, some $350 million more than at this time last year.

Platinum Group Metals operations

Underlying these very strong financial figures was an equally solid production performance. Total tonnes milled during the half year increased by 4 per cent to just over 5 million tonnes, which resulted in a PGMs plus gold production of 568,289 tr oz.

This figure would have been even higher had we not had to take the Merensky Smelter off-line for the six weeks immediately prior to the half year end. During this period, the furnace was extensively refurbished and the PGMs, contained in the stockpiled concentrate, will be brought to account during the second half.

The building of the new smelter, which is important to our future production targets, is now well advanced.

The capital investment programme announced last year, which will deliver an initial 43 per cent increase in production, continues on target and on budget. During the first half, the Newman Incline Shaft commenced production and the new mills and concentrators referred to as the Karee "B" Stream were commissioned in February without any significant problems. This provides an additional nominal milling capacity of 120,000 tonnes per month, but after only three months of operating, the new plant is already milling over 126,000 tonnes per month.

As well as the improvements in both financial and production performances, we are also pleased to report a significant improvement in our safety record, resulting from the introduction throughout the Mines of a campaign entitled "Stop Fatals Totally". We are also pleased to report in this context that shortly after the half year end each of the Western and Eastern Platinum Mines received the coveted 1 million fatality free shifts award.

The market for PGMs remains strong across all major industrial applications. The average Platinum price realised during the period was $586 per tr oz compared with $454 per tr oz during the previous half year. The same figures for Palladium were $845 per tr oz ($471 per tr oz) and for Rhodium were $1,954 per tr oz ($1,291 per tr oz). The high Platinum price, together with the weaker Yen/Dollar exchange rate, has resulted in a fall in jewellery demand in Japan more than compensated for by increased demand elsewhere.

Chief Executive's Statement

Dear Shareholder,

Lonmin's first half performance will satisfy all stakeholders. In line with our previously stated corporate policy we are focused on the building of a leading platinum group metals mining business and these strong interim results demonstrate the record beating performance of our South African platinum assets.

Financial Review

The earnings and cash flow results from operations in the six months to March 2001 showed substantial growth on those achieved last year. Profit before tax and exceptionals at $252 million was double the $127 million achieved in 2000, with earnings per share before exceptional items at 72.6c recording a 64 per cent growth on the 44.3c in 2000. It should be noted that the 2000 numbers have been restated to reflect the adoption of FRS 19 on Deferred Tax, whereby full provision is now made for deferred taxation on an undiscounted basis.

More importantly, the key cash flow measure, which reflects the underlying strength of the platinum business, has also shown material growth in the period.

	Continuing Operations	
	6 months to 31 March 2001 $m	6 months to 31 March 2000 $m
Net cash inflow from operations	233	103
Net interest received/(paid)	13	(8)
Tax paid	(81)	(7)
Trading cash flow	165	88
Capital expenditure:		
Platinum	(45)	(34)
Other	(2)	(2)
Minority dividends paid	(30)	(9)
Free cash flow	88	43
Acquisitions and disposals		6
Equity dividends paid	(66)	(20)
Shares issued	2	3
Cash inflow	24	32
Trading cash flow per share	92.6c	55.0c
Free cash flow per share	49.4c	26.9c

Note: The increase in net cash since 30 September 2000 of $25 million is made up of a cash inflow of $24 million and an exchange profit on borrowings of $1 million.

The more than doubling of cash inflow from operations reflects the increased PGM prices experienced during the first half of the year together with the tight control on working capital.

Financial Highlights

	6 months to 31 March 2001	6 months to 31 March 2000 Restated
PROFITS – continuing operations		
*EBITDA – up 76%	$259m	$147m
Group operating profit — up 83%	$240m	$131m
Profit before exceptional items – up 98%	$252m	$127m
Earnings per share pre-exceptional items – up 64%	72.6c	44.3c
**Interim dividend per share	16.9p/24.0c	9.3p/14.0c
CASH FLOW – continuing operations		
Trading cash flow per share – up 68%	92.6c	55.0c
Free cash flow per share – up 84%	49.4c	26.9c
BALANCE SHEET		
Equity interests	$1,017m	$662m
Net cash/(borrowings)	$447m	$(166)m
***Gearing	nil	19%

* EBITDA – earnings before interest, tax, depreciation and amortisation.
** The interim dividend will be paid on 16 August 2001 to shareholders on the registers at 20 July 2001.
*** Gearing is calculated on the equity and minority interests of the Group.

9.11.00

LONMIN PLC

The Board of Lonmin plc announces that with effect from 30 November 2000 Mr Edward Haslam will succeed Mr Nicholas Morrell as Chief Executive and Mr Morrell will retire as a director of Lonmin plc.

Edward Haslam has been Managing Director of Lonmin Platinum Division for the last two years. He is a metallurgist by profession and has been with the Lonmin Group for 14 years. He was appointed a director of Lonmin plc in November 1999.

Commenting on the announcement Sir John Craven, Chairman of Lonmin, said, "Nick Morrell has done a remarkable job over the last five years in leading the Company through an extremely demanding and complex transition process, which has led to significant value creation for shareholders. As a result of this achievement, Lonmin is now in a position to focus on the development of its substantial reserves of platinum group metals, which will dominate the next phase in the Company's expansion. Ed Haslam's experience and knowledge of the mining industry and his achievements in our Platinum Division make him the right man to undertake this task."

END

Press Enquiries: Anthony Cardew 020 7930 0777

LF4JULY2000

AVS NO : 890425
CONTACT : M J PEARCE,
- TEL : 020 7201 6000
CONFIRMATION OF RELEASE IS NOT REQUIRED

02 OCT

JOINT ANNOUNCEMENT OF LONMIN PLC AND LONMIN FINANCE PLC

4 JULY 2000

6% GUARANTEED CONVERTIBLE BONDS DUE 2004 (6% BONDS)
8% GUARANTEED CONVERTIBLE BONDS DUE 2006 (8% BONDS)
OF LONMIN FINANCE PLC

Following the issue of the Redemption Notices for the 6% Bonds and 8% Bonds of Lonmin Finance Plc on 8 June 2000, and with effect from today, all of the Bonds outstanding at that time, namely £48,500,000 nominal of the 8% Bonds and £59,499,000 nominal of the 6% Bonds, have been converted at the conversion prices of 643p and 647p respectively. Accordingly a total of 16,738,904 ordinary shares of £1 each of Lonmin Plc have been issued and a total of 177,380,842 ordinary shares are currently in issue.

END

LF4JULY2000

AVS NO : 890425
CONTACT : M J PEARCE,
- TEL : 020 7201 6000
CONFIRMATION OF RELEASE IS NOT REQUIRED

JOINT ANNOUNCEMENT OF LONMIN PLC AND LONMIN FINANCE PLC

4 JULY 2000

6% GUARANTEED CONVERTIBLE BONDS DUE 2004 (6% BONDS)
8% GUARANTEED CONVERTIBLE BONDS DUE 2006 (8% BONDS)
OF LONMIN FINANCE PLC

Following the issue of the Redemption Notices for the 6% Bonds and 8% Bonds of Lonmin Finance Plc on 8 June 2000, and with effect from today, all of the Bonds outstanding at that time, namely £48,500,000 nominal of the 8% Bonds and £59,499,000 nominal of the 6% Bonds, have been converted at the conversion prices of 643p and 647p respectively. Accordingly a total of 16,738,904 ordinary shares of £1 each of Lonmin Plc have been issued and a total of 177,380,842 ordinary shares are currently in issue.

END

KT

LF4JULY2000

AVS NO : 890425
CONTACT : M J PEARCE,
- TEL : 020 7201 6000
CONFIRMATION OF RELEASE IS NOT REQUIRED

JOINT ANNOUNCEMENT OF LONMIN PLC AND LONMIN FINANCE PLC

4 JULY 2000

6% GUARANTEED CONVERTIBLE BONDS DUE 2004 (6% BONDS)
8% GUARANTEED CONVERTIBLE BONDS DUE 2006 (8% BONDS)
OF LONMIN FINANCE PLC

Following the issue of the Redemption Notices for the 6% Bonds and 8% Bonds of Lonmin Finance Plc on 8 June 2000, and with effect from today, all of the Bonds outstanding at that time, namely £48,500,000 nominal of the 8% Bonds and £59,499,000 nominal of the 6% Bonds, have been converted at the conversion prices of 643p and 647p respectively. Accordingly a total of 16,738,904 ordinary shares of £1 each of Lonmin Plc have been issued and a total of 177,380,842 ordinary shares are currently in issue.

END

13:00 07 Jun RNS-Lonmin PLC <LMI.L> Re Conv. Bond Issue-Replacemt

RNS Number:8526L
Lonmin PLC
Lonmin Finance PLC
7 June 2000

The 'Re Convertible Bond Issue' announcement released today at 09.12am under RNS No 8278L was disclosed in error, and should be disregarded.

The correct disclosure is shown below.

LONMIN PLC AND LONMIN FINANCE PLC

REDEMPTION OF CONVERTIBLE BOND ISSUES

Lonmin Plc and Lonmin Finance Plc jointly announce that redemption notices will be published on 8 June 2000 for the current convertible bond issues; £48,500,000 of 8% Guaranteed Convertible Bonds due 2006 and £64,500,000 of 6% Guaranteed Convertible Bonds due 2004. Redemption of the bonds will occur on 10 July 2000 at their principal amount together with accrued interest. Bondholders will remain entitled to exercise their conversion rights up to and including 3 July 2000.

Enquiries:

Jon Simmons Cardew & Co. 0207 930 0777

END

MSCEAFKXESXEEFE

Wednesday, 7 June 2000 13:00:36
ENDS [nRNSG8526L]

LONMIN

Financial Highlights

6 months to 31 March 2000	6 months to 31 March 1999 Restated		6 months to 31 March 2000	6 months to 31 March 1999 Restated
		PROFITS – continuing operations		
£91m	£50m	*EBITDA – up 79%	$147m	$82m
£81m	£42m	Operating profit – up 93%	$131m	$68m
£84m	£37m	Profit before tax – up 121%	$135m	$61m
27.6p	17.4p	Earnings per share before exceptional items – up 59%	44.7¢	28.1¢
9.3p	7.5p	**Interim dividend per share	14.0¢	12.1¢
		CASH FLOW – continuing operations		
33.8p	13.8p	Trading cash flow per share	55.0¢	22.6¢
16.3p	3.8p	Free cash flow per share	26.9¢	5.7¢
		BALANCE SHEET		
£496m	£430m	Equity interests	$788m	$698m
£104m	£123m	Net borrowings	$166m	$199m
16%	21%	***Gearing	16%	21%

* EBITDA – earnings before interest, tax, depreciation and amortisation.

** The interim dividend will be paid to shareholders on 16 August 2000 to shareholders on the registers at 21 July 2000.

*** Gearing is calculated on the equity and minority interests of the Group.

Chief Executive's Statement

Dear Shareholder,

Lonmin has made an extremely encouraging start to the current financial year. The results from our continuing mining operations in platinum are particularly strong, and reflect the benefits of increased production and operational efficiency as well as the rise in price for all the Platinum Group Metals (PGM's). The sale of Duiker, our coal business, and the sale of our hotels in the Bahamas, which were the two remaining strategic disposals, have now been completed. Also, and in accordance with the relevant accounting standard, Lonmin now accounts for its interest in Ashanti Goldfields as an investment rather than as an associate. The focus and future of Lonmin is now its PGM's business. We retain our investment in Ashanti and believe it to be fundamentally undervalued. We anticipate a gradual recovery in its value, as the disposal of 50 per cent of its interest in the mines at Geita eases the pressure on its finances and the production from these mines commences.

Under the current economic conditions the results at Independence, our gold operations in Zimbabwe, are depressed but not material to this half year, and we continue to believe them capable of further profitable development, provided there is a return to a more stable economy. In the meantime, on your behalf, I should like to pay tribute to the managers and staff of the Independence mines for their dedication in maintaining production during this difficult period.

Against the background of strong demand and prices for PGM's, higher levels of production, increased efficiencies and a beneficial exchange rate, Lonmin's profits, earnings per share, and cash flow from continuing operations show a marked improvement on the previous year. We are in the process of making substantial improvements and investment in our PGM's mining operations with the intention of maintaining the production increases and creating further operational efficiency. The new refining and smelting functions are progressing well and two more shafts are planned for the mining complex. Our balance sheet reflects the Company's strong trading, and the funds generated from the recent disposals will, for the first time in recent history, result in a significant cash balance by the year end.

Financial review

The key earnings figures from continuing operations all showed substantial growth when compared to the performance in 1999. For the first six months, Lonmin recorded a 79 per cent increase in earnings before interest tax and depreciation to $147 million, strong growth in profit before tax to $135 million, an increase of 121 per cent, and a rise in earnings per share to 49.8 cents, being an increase of 77 per cent. The growth in earnings per share is less than that in the underlying profitability because of an increase in our effective tax rate from 7 per cent in 1999 to 22 per cent in 2000. This rise is because of increased tax payable on the profits from our platinum operations and the rise in the tax payable in South Africa on the higher level of dividends remitted to the United Kingdom. There is also a corresponding increase in the minority share of the profits in platinum.

Equally important is the very strong cash flow performance, with trading cash flow per share from continuing operations of 55.0 cents against 22.6 cents in 1999 and free cash flow per share of 26.9 cents more than four times the 5.7 cents achieved last year.

A summary of the cash flow from continuing operations is as follows:

	6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
Net cash inflow from operations	103	53
Net interest paid	(8)	(10)
Tax paid	(7)	(7)
Trading cash flow	88	36
Capital expenditure:		
Platinum	(34)	(17)
Other	(2)	(3)
Minority dividends paid	(9)	(7)
Free cash flow	43	9
Acquisitions and disposals	6	(23)
Dividend from discontinued operation		5
Equity dividends paid	(20)	
Shares issued	3	
Decrease/(increase) in net borrowings	32	(9)

The net cash inflow from continuing operations in 2000 has almost doubled compared to 1999. The significant increase in capital expenditure in the platinum operations reflects the investment in the new smelter complex and the new concentrators at Karee.

Overall the free cash flow more than adequately covers the equity dividends paid. As a result the overall net debt figure at the half year was $166 million, $31 million lower than it was at the end of the last financial year, resulting in an overall gearing ratio of 16 per cent. The subsequent receipt of the disposal proceeds of some $230 million from the sales of the hotel and coal interests has resulted in a net cash position for the Group as a whole as at today's date.

The results from the operations which have now been sold, Duiker, the Bahamas hotels and F.E.Wright, have been shown as discontinued in the 2000 figures and the 1999 comparatives have been restated to reflect the similar treatment. In addition, in accordance with the relevant accounting standard as mentioned above, the Group's investment in Ashanti is no longer accounted for as an associate and in future only dividends received will be treated as part of the continuing operations of the Group. The 1999 figures have been restated to reflect the Ashanti numbers within discontinued operations.

Platinum Group Metals operations

The first half of the current financial year has seen an excellent performance from the Platinum operations with an operating profit of $137 million compared with the $129 million achieved for the whole of the previous financial year. This resulted from a combination of significant growth in tons milled, continued emphasis on cost control and a marked improvement in the realised dollar price for all of the PGM's.

The mines' production during the six months to the end of March 2000 was a commendable 4.8 million tons milled which represented a 10 per cent growth on the previous year and was made possible by the ore stockpiles on surface which enabled milling to continue throughout the extended holiday period over Christmas. Despite this increase in statutory holiday, platinum production amounted to 306,007 ounces, some 9 per cent above the level achieved last year.

Cost control remained tight with the cash cost per PGM ounce refined at R1,465, being an increase of only 5.4 per cent relative to that achieved last year.

The prices realised for all PGM's were well ahead of last year. The improvement in prices combined with the increase in production resulted in an operating profit of $137 million, an increase of 140 per cent against the $57 million achieved last year. Although markets remain volatile, in part because of the uncertainty attaching to supplies from Russia, the outlook for prices in the second half of the year remains positive. During the first six

Chief Executive's Statement (continued)

months some very limited price protection was undertaken by the forward selling of platinum and palladium. Given the continuing strength of prices for both metals, it is not Lonmin's intention to undertake any further forward sales in the current year.

The construction of the enhanced smelter complex is now well underway with the drying plant already operational. Completion is expected towards the middle of 2001 and this will complete the surface infrastructure necessary to process a production level in excess of 800,000 ounces of platinum. Utilisation of the existing smelter facilities will allow Lonplats to assess the benefits of toll refining.

Other operations

Trading conditions in Zimbabwe have been extremely difficult in the first half of the current financial year with the maintenance of an unrealistic exchange rate and local inflation of around 70 per cent having an inevitable effect on trading margins. Overall output at 97,600 ounces was a highly commendable increase of 3 per cent on the level achieved last year. The average price realised of $293 per ounce was marginally ahead of the $290 per ounce achieved last year but with the reduction in the margin the overall pre interest result was at a breakeven level compared to the $10 million profit achieved last year. The outlook obviously depends very much on political factors in Zimbabwe which are clearly beyond our control.

Dividend and outlook

Lonmin's transformation from Conglomerate to PGM's mining company has coincided fortuitously with a robust improvement in the outlook for PGM's. As one of the world's major producers of PGM's with a strong balance sheet, the Company is particularly well placed to take advantage of the favourable market conditions, increased production and improved operational efficiencies to provide growth. In the short term, substantial benefits can be achieved by maximising production of PGM's from the significant reserves we own and manage. We anticipate expanding the rate of platinum production to a level of 750,000 ounces of platinum by 2002 and to over 800,000 ounces of platinum by 2007. This may seem conservative given the current market dynamics, but to achieve this target, while retaining our historical cost advantage, represents a significant challenge. Its realisation will further strengthen the foundation of the Company, as well as provide the yardstick for expansion beyond its immediate boundaries and perhaps elsewhere in the world. In this context we are well placed to take advantage of corporate opportunities should a value adding transaction be identified.

As these results indicate, your Company is in excellent shape, and in the context of the cash flow generation and recognition of the need to provide investors with a competitive return, we are proposing an interim dividend of 14.0 cents, a 16 per cent increase on the same time last year which, when translated into Sterling represents 9.3 pence, or a 24 per cent increase on last year. Payment of the dividend will be brought forward to the middle of August from the traditional date at the beginning of October to normalize the time period between declaration and payment.

Nicholas Morrell
6 June 2000

Platinum Operating Statistics

		March 2000	March 1999
Production			
Tons milled	('000)	4,824	4,384
Built-up head grade	(g/ton)	5.17	5.14
Refined production			
Platinum	(oz)	306,007	280,498
Palladium	(oz)	134,420	130,689
Rhodium	(oz)	36,177	38,454
Total PGM's	(oz)	565,385	531,607
Costs			
Total cash cost per platinum oz refined:			
Cash operating costs	($)	427	421
Other metal revenue	($)	452	308
Net cash operating costs	($)	(25)	113
Cash cost per total PGM oz refined	($)	232	232
Cash cost per total PGM oz refined	(Rand)	1,465	1,390
Sales			
Sales prices achieved			
Platinum	($)	454	347
Palladium	($)	471	308
Rhodium	($)	1,291	740

Independent review report by KPMG Audit Plc to Lonmin Plc

Introduction

We have been instructed by the company to review the financial information set out on pages 7 to 14 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of interim financial information" issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

We have not carried out a review in accordance with the such guidance in respect of the six months ended 31 March 1999 which are included as the comparative financial information on pages 7 to 14.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2000.

KPMG Audit Plc

Chartered Accountants

London

6 June 2000

Consolidated profit and loss account

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
308	267	**Turnover**	499	441
189	128	**– continuing operations**	306	211
119	139	– discontinued operations	193	230
102	77	EBITDA*	165	126
91	50	**– continuing operations**	147	82
11	27	– discontinued operations	18	44
(17)	(21)	Depreciation	(28)	(33)
85	56	**Operating profit**	137	93
81	42	**– continuing operations**	131	68
4	14	– discontinued operations	6	25
(1)	13	Share of associates' operating profit	(1)	21
		Profit on sale of fixed assets		
5		Group – continuing operations	8	
		Profit/(loss) on sale or termination of operations		
(5)		Group – discontinued operations	(8)	
	1	Share of associate		2
(3)	(9)	Net interest payable and similar items	(5)	(15)
81	61	**Profit before taxation**	131	101
84	37	**– continuing operations**	135	61
(3)	24	– discontinued operations	(4)	40
(18)	(4)	Taxation	(29)	(7)
63	57	Profit after taxation	102	94
(18)	(12)	Minority interests	(29)	(19)
45	45	**Profit for the period**	73	75
49	27	**– continuing operations**	79	45
(4)	18	– discontinued operations	(6)	30
(15)	(12)	Interim dividend	(22)	(19)
30	33	**Retained profit for the period**	51	56
27.6p	17.4p	Earnings per share before exceptionals – continuing operations	44.7¢	28.1¢
30.8p	17.4p	Earnings per share – continuing operations	49.8¢	28.1¢
28.1p	28.5p	Earnings per share	45.5¢	46.8¢
26.0p	26.5p	Fully diluted earnings per share	42.2¢	43.5¢
9.3p	7.5p	Interim dividend per share	14.0¢	12.1¢

*EBITDA is earnings before interest, tax, depreciation and amortisation.

The 1999 profit and loss account has been restated to show the results of the Bahamas Hotels, FE Wright, Duiker Mining and Ashanti as discontinued operations.

Consolidated balance sheet

As at 31 March 2000 £m	As at 30 September 1999 £m	As at 31 March 1999 Restated £m		As at 31 March 2000 $m	As at 30 September 1999 $m	As at 31 March 1999 Restated $m
			Fixed assets			
664	639	606	Tangible assets	1,055	1,049	982
			Investments:			
27	146	133	Associates	43	240	215
131	6	13	Other investments	209	11	21
158	152	146		252	251	236
822	791	752		1,307	1,300	1,218
			Current assets			
37	38	41	Stocks	59	63	66
82	68	84	Debtors	130	111	137
17	17	13	Investments	28	27	20
89	67	73	Cash at bank and in hand	141	110	119
225	190	211		358	311	342
(176)	(164)	(155)	**Creditors**: amounts falling due within one year	(280)	(267)	(251)
49	26	56	**Net current assets**	78	44	91
871	817	808	**Total assets less current liabilities**	1,385	1,344	1,309
			Creditors: amounts falling due after more than one year			
(106)	(106)	(106)	Convertible debt	(169)	(175)	(172)
(62)	(70)	(80)	Other	(98)	(114)	(129)
(168)	(176)	(186)		(267)	(289)	(301)
(35)	(41)	(44)	**Provisions for liabilities and charges**	(56)	(67)	(71)
668	600	578		1,062	988	937
			Capital and reserves			
160	160	159	Called up share capital	254	262	258
336	285	271	Reserves	534	471	440
496	445	430	**Equity interests**	788	733	698
172	155	148	**Minority equity interests**	274	255	239
668	600	578		1,062	988	937

The 31 March 1999 balance sheet has been restated for FRS 12 Provisions, contingent liabilities and contingent assets. The effect of this restatement in relation to rehabilitation costs has been to increase fixed assets by $10 million (£6 million), current asset investments by $19 million (£12 million) and provisions by $29 million (£18 million).

Consolidated cash flow statement

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
		Net cash inflow from operating activities		
63	31	– continuing activities	103	53
4	26	– discontinued activities	7	39
67	57		110	92
(10)	(11)	Net interest paid	(17)	(18)
(6)	(6)	Dividends paid to minorities	(9)	(10)
(16)	(17)	**Returns on investment and servicing of finance**	(26)	(28)
(5)	(7)	**Taxation**	(8)	(11)
(29)	(17)	**Capital expenditure and financial investment**	(47)	(27)
4	(34)	**Acquisitions and disposals**	6	(56)
(12)		**Equity dividends paid**	(20)	
9	(18)	**Net cash inflow/(outflow) before financing**	15	(30)
18	(8)	– continuing activities	29	(9)
(9)	(10)	– discontinued activities	(14)	(21)
(2)	(25)	**Financing**	(4)	(40)
7	(43)	**Increase/(decrease) in cash in the period**	11	(70)
13	(23)	– continuing activities	21	(37)
(6)	(20)	– discontinued activities	(10)	(33)

Reconciliation of operating profit to net cash inflow from operating activities:

81	42	Operating profit from continuing activities	131	68
10	9	Depreciation charge	16	13
(28)	(21)	Increase in working capital	(45)	(28)
	1	Other items	1	
63	31	Net cash inflow in respect of continuing activities	103	53
4	26	Net cash inflow in respect of discontinued activities	7	39
67	57	Net cash inflow from operating activities	110	92

Statement of total recognised gains and losses

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
46	34	Profit/(loss) for the period – Group	74	57
(1)	11	– Associates	(1)	18
	(4)	Dilution of Group's interest in Ashanti		(6)
	9	Group share of equity issued by Ashanti		14
17	13	Exchange adjustments – Group		
1	6	– Associates		
63	69	Total recognised gains relating to the period	73	83

The equivalent sterling figures include the translation adjustment from US dollars to sterling on the opening equity figure at 1 October 1999.

Reconciliation of movement in equity interests

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
46	34	Profit/(loss) for the period – Group	74	57
(1)	11	– Associates	(1)	18
(15)	(12)	Dividend	(22)	(19)
30	33	Retained profit for the period	51	56
18	24	Other recognised gains relating to the period		8
2	1	Shares issued	3	2
1	(5)	Other items	1	(9)
51	53	Net increase in equity interests in the period	55	57
445	377	Equity interests at 1 October	733	641
496	430	Equity interests at 31 March	788	698

Notes to the half year accounts

1 Turnover by activity and geographical area

Turnover is analysed by activity and geographical area below:

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
171	112	Platinum	278	184
18	16	Gold	28	27
189	128	**Continuing operations**	306	211
119	139	Discontinued operations	193	230
308	267		499	441
171	112	South Africa	278	184
18	16	Zimbabwe	28	27
189	128	**Continuing operations**	306	211
119	139	Discontinued operations	193	230
308	267		499	441

2 EBITDA by activity and geographical area

Earnings before interest, tax, depreciation and amortisation (EBITDA) is analysed by activity and geographical area below:

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
94	43	Platinum	151	70
1	6	Gold	2	11
	4	Other		6
(4)	(3)	Central costs	(6)	(5)
91	50	**Continuing operations**	147	82
11	27	Discontinued operations	18	44
102	77		165	126
91	41	South Africa	146	66
1	6	Zimbabwe	2	11
3	2	The Americas	5	4
	4	Europe		6
(4)	(3)	Central costs	(6)	(5)
91	50	**Continuing operations**	147	82
11	27	Discontinued operations	18	44
102	77		165	126

Notes to the half year accounts (continued)

3 Operating profit by activity and geographical area

Operating profit, including share of associates' operating profit is analysed by activity and geographical area below:

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
85	35	Platinum	137	57
	6	Gold		10
	4	Other		6
(4)	(3)	Central costs	(6)	(5)
81	42	**Continuing operations**	131	68
3	27	Discontinued operations	5	46
84	69		136	114

82	33	South Africa	132	53
	6	Zimbabwe		10
3	2	The Americas	5	4
	4	Europe		6
(4)	(3)	Central costs	(6)	(5)
81	42	**Continuing operations**	131	68
3	27	Discontinued operations	5	46
84	69		136	114

4 Profit before taxation by activity and geographical area

Profit before taxation is analysed by activity and geographical area below:

6 months to 31 March 2000 £m	6 months to 31 March 1999 Restated £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 Restated $m
83	32	Platinum	134	52
(1)	5	Gold	(2)	9
	4	Other		6
(4)	(3)	Central costs	(6)	(5)
1	(1)	Central interest and similar items	1	(1)
79	37	**Continuing operations**	127	61
2	23	Discontinued operations	4	38
81	60		131	99
	1	Exceptional items		2
81	61	Profit before taxation	131	101
80	30	South Africa	129	48
(1)	5	Zimbabwe	(2)	9
3	2	The Americas	5	4
	4	Europe		6
(4)	(3)	Central costs	(6)	(5)
1	(1)	Central interest and similar items	1	(1)
79	37	**Continuing operations**	127	61
2	23	Discontinued operations	4	38
81	60		131	99
	1	Exceptional items		2
81	61	Profit before taxation	131	101

5 Net interest payable and similar items

Net interest payable and similar items is analysed as follows:

6 months to 31 March 2000 £m	6 months to 31 March 1999 £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 $m
11	11	Net interest payable	17	18
(8)	(5)	Exchange differences on net debt	(12)	(8)
	3	Share of associates' net interest payable		5
3	9		5	15

6 Taxation

Because of the incidence of accelerated tax allowances, the tax charge provided at the half year can only be estimated.

Notes to the half year accounts (continued)

7 Earnings per share

The calculation of earnings per share is based on a weighted average of 159,902,136 shares in issue for the six months to 31 March 2000 (159,131,415 shares in issue for the six months to 31 March 1999).
The calculation of diluted earnings per share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and the convertible bonds.

8 Exceptional items

6 months to 31 March 2000 £m	6 months to 31 March 1999 £m		6 months to 31 March 2000 $m	6 months to 31 March 1999 $m
5		Profit on sale of fixed assets	8	
		Sale or termination of operations		
(5)		– provision for the loss on sale of the Bahamas Hotels	(8)	
	1	– share of exceptional profits of Ashanti		1
	1			1

9 Exchange rates

The principal US dollar exchange rates used are as follows:

	6 months to 31 March 2000	6 months to 31 March 1999
Average rates:		
British pound	0.62	0.61
South African rand	6.22	5.95
Zimbabwe dollar	38.26	37.73
Closing rates:		
British pound	0.63	0.62
South African rand	6.49	6.24
Zimbabwe dollar	38.19	38.20

10 Statutory disclosure

The balance sheet at 30 September 1999 is taken from but does not constitute the Company's statutory accounts for the year ended 30 September 1999. Accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Directorate and administration

Directors
Sir John Craven *Chairman (Non-Executive)*
P J Harper *Deputy Chairman and Senior Independent Director (Non-Executive)*
N J Morrell *Chief Executive*
G E Haslam *Executive Director*
S E Jonah *Executive Director*
Sir Alastair Morton *(Non-Executive)*
J R B Phillimore *(Non-Executive)*
J N Robinson *Finance Director*

Registered office
4 Grosvenor Place
London SW1X 7YL
Telephone 020 7201 6000
Telefax 020 7201 6100
Email contact@lonmin.com
Web site http://www.lonmin.com
Registered in England No. 103002

Group Secretary
M J Pearce

Group Financial Controller
Miss A J Bradshaw

Auditors
KPMG Audit Plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 01903 502541
Telefax 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 21 July 2000, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 2 August 2000 for shareholders on the register in the United Kingdom and 1 August 2000 for shareholders on the branch register in South Africa. Copies of the DRIP brochure and application form were sent to eligible shareholders on the registers by 3 March 2000 and are being sent to those who are newly entered on the registers between then and 21 July 2000. Further copies are available from the Registrars.

Pillans & Wilson Greenaway. 127071

NEWS RELEASE

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

02 OCT 21 9:25

LONMIN

FOR IMMEDIATE RELEASE **2 JUNE 2000**

Lonmin Plc

Sale of FE Wright

Lonmin Plc announces that it has sold its insurance broking interests in the UK to Sterling Insurance Group Limited for a gross consideration of £3 million. The consideration was paid in cash on completion. In the Lonmin Plc accounts at 30 September 1999 the value of the net assets consolidated amounted to £3 million and the loss before tax for the year amounted to £0.6 million. The proceeds will be used for general working capital purposes.

The sale forms the final stage of the implementation of Lonmin's strategy to refocus its activities into a precious metals mining group.

END

Press enquiries:

Anthony Cardew Cardew & Co. 020 7930 0777

************** -COMM.JOURNAL- ******************** DATE 02-JUN-2000 ***** TIME 12:35 *** P.01

MODE = MEMORY TRANSMISSION START=02-JUN 12:03 END=02-JUN 12:35

FILE NO.= 024

NO.	COM	ABBR/NTWK	STATION NAME/ TELEPHONE NO.	PAGES
001	OK	<03>	HARPER (H)	001/001
002	INC	<04>	JONAH	000/001
003	OK	<05>	MORTON	001/001
004	OK	<07>	GEH	001/001
005	OK	<12>	JAC SEC	001/001
006	OK	<13>	JRBP	001/001

-LONMIN PLC -

*********************************** -LONMIN PLC - ***** - 02072016154- *********

**************** -COMM.JOURNAL- ********************* DATE 02-JUN-2000 ***** TIME 13:15 *** P.01

MODE = TRANSMISSION START=02-JUN 12:55 END=02-JUN 13:15

NO.	COM	ABBR/NTWK	STATION NAME/ TELEPHONE NO.	PAGES
001	OK	<04>	JONAH	001

-LONMIN PLC -

*************************************** -LONMIN PLC - ***** - 02072016154- *********

MODE = MEMORY TRANSMISSION START=05-JUL 11:53 END=05-JUL 11:57

FILE NO.= 133

NO.	COM	ABBR/NTWK	STATION NAME/ TELEPHONE NO.	PAGES
001	OK	<03>	HARPER (H)	001/001
002	OK	<05>	MORTON	001/001
003	OK	<13>	JRBP	001/001

-LONMIN PLC -

NEWS RELEASE

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

LONMIN

FOR IMMEDIATE RELEASE 22 May 2000

LONMIN PLC

COMPLETION OF SALE OF COAL ASSETS

Lonmin Plc announced today that following the approval of the South African Competition Commission of 15 May 2000 it has completed the sale of its shares in Duiker Mining Ltd and Tweefontein United Collieries Ltd to Glencore. The proceeds of $207.5m were received today.

The proceeds will be used to retire existing debt and for the expansion of the Group's platinum business and the Group is now in a substantial net cash position.

The sale forms the final major part of the implementation of Lonmin's strategy to refocus its activities into a mining Group focused on precious metals.

Press enquiries:

Anthony Cardew	Cardew & Co	020 7930 0777

NEWS RELEASE

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

LONMIN

FOR IMMEDIATE RELEASE 9 May 2000

Lonmin Plc

Sale of Bahamas Hotels

Lonmin Plc announces that it has sold its hotel and casino interests in the Bahamas to Driftwood Freeport Limited, Florida for a gross consideration of US$25 million. The consideration was paid in cash on completion. In the Lonmin Plc accounts at 30 September 1999 the value of the net assets consolidated amounted to $28 million and the profit before tax for the year amounted to $2 million. The proceeds will be used for general working capital purposes.

The sale forms a further stage of the implementation of Lonmin's strategy to refocus its activities into a precious metals mining group.

END

Press enquiries:

Anthony Cardew	Cardew & Co.	020 7930 0777

19:08 14 Feb RNS-Lonmin PLC <LMI.L> Re Govt Of Ghana Statement

RNS Number:5614F

Lonmin PLC

14 February 2000

The Board of Lonmin notes the statements issued last week on behalf of the Government of Ghana. Lonmin considers these communications are not helpful and contain a number of inaccurate and misleading statements. In this context, Lonmin draws attention to Sir John Craven's statement on Ashanti in its 1999 Annual Report and the statement issued by the Board of Ashanti Goldfields this morning.

In the light of current events, Lonmin believes that the interests of all Ashanti shareholders are better served by concentrating on removing the obstacles preventing the Ashanti Board from resolving the Company's immediate financial difficulties. Accordingly, Lonmin supports the Board in these endeavours.

Press enquiries: Mr. Anthony Cardew 020 7930 0777

END

MSCBRGDDSXBGGGS

Monday, 14 February 2000 19:08:54

ENDS [nRNSN5614F]

NEWS RELEASE

ISSUED BY LONMIN PLC

4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 0171 201 6000 FAX 0171 201 6100

LONMIN

14 FEBRUARY 2000

Lonmin Agrees Sale of Coal Operation

Lonmin Plc ("Lonmin") announced today that it has signed a conditional agreement with Glencore International AG ("Glencore") for the sale of Lonmin's coal activities for a total of R1,325 million. The agreement follows Lonmin's decision announced at the time of its Preliminary Results to concentrate on its platinum and precious metals mining business.

Details of the Offers:

Under the terms of the agreement announced today, Glencore will make general offers (the "Offers") for the entire issued share capital of Duiker Mining Limited ("Duiker") and Tweefontein United Collieries Limited ("Tweefontein"), other than shares already owned by Glencore. The offer for Duiker shares will be R5.75 in cash for each Duiker share and the offer for Tweefontein will be R105.88 in cash per Tweefontein share. Lonmin has agreed to accept the Offers in respect of its entire 62.2% shareholding in Duiker and its 60.81% shareholding in Tweefontein, subject to the approval of Lonmin shareholders at an Extraordinary General Meeting to be held on 10th March 2000. The total consideration to be paid to Lonmin under the terms of the agreement is R1,325 million of which R1,213 million will be in respect of its Duiker shareholding and R112 million from the sale of its Tweefontein shares. Lonmin will receive the total consideration in US dollars at the R/US$ exchange rate ruling at the close of business on the date of the Lonmin Extraordinary General Meeting.

The proceeds will be used to accelerate planned investments in Lonmin's Platinum Division to increase production levels from the current 630,000 ounces per annum to a total in excess of 800,000 ounces of platinum a year and to repay existing Lonmin debt. The disposal of the coal operations is expected to enhance Lonmin's earnings per share in the current year.

Commenting on the agreement, Lonmin's Chairman Sir John Craven said:

"The sale of Lonmin's coal operations will form the next stage of the implementation of our strategy to refocus our activities into a precious metals mining group and to provide our shareholders with the benefit of the higher market rating given to that sector. Lonmin is now well positioned to take full advantage of opportunities as they arise, particularly within the platinum sector."

Description of Duiker:

Duiker is Lonmin's South African coal mining subsidiary. Duiker is listed on the Johannesburg Stock Exchange and had a market capitalisation of R1,865 million ($293 million) based on a closing share price of R5.50 as at the close of business on 11th February 2000. Lonmin's stake in Duiker is held as to 62.2% by Lonmin, and 9.42% by Tweefontein, itself owned as to 60.81% by Lonmin. As a result Lonmin has an effective 67.9% interest in Duiker.

All Duiker's operations are located in South Africa, mostly within a 250km radius of Johannesburg. Duiker owns and operates nine bituminous coal mines, one of which is currently on care and maintenance, participates in two 50% held joint ventures (one with Ingwe Coal Corporation, a subsidiary of Billiton plc, and one with Total Exploration South Africa Ltd), and has a 16% interest in a joint venture, Douglas-Tavistock Ltd, which is managed by Ingwe Coal Corporation. As at 30th September 1999, the company employed 6,367 people.

Duiker produces coal for both the inland and export markets. Following the successful 1998 acquisition of Tavistock which consolidated Duiker's position in the important export market, Duiker has a 21% interest in the Richards Bay Coal Terminal Company, the primary export facility for South African coal, as well as a 15% interest in the Durban Coal Terminal Company.

During the year ended 30th September 1999, Duiker sold 13.8 million tons of bituminous coal (of which 10.5 million tons were exported). In addition Douglas-Tavistock sold 3.9 million tons of bituminous coal (of which 1.8 million tons were exported). In its audited results for the year ended 30th September 1999, Duiker achieved a profit before tax of R196 million ($38 million) on turnover of R1,935 million ($321 million). As at 30th September 1999 Duiker had net assets of R1,431 million ($298 million) and net interest bearing indebtedness of R672 million ($111 million).

Given the well documented decline in coal prices and consequent poor trading conditions during the 1999 financial year, and the need to conserve cash resources for planned capital expenditure programmes and working capital requirements, the Duiker board decided not to declare a final dividend for 1999. The outlook for export coal prices in 2000 remains weak and inland markets are extremely soft in the face of weak demand, and the prospects for a recovery in coal prices remain uncertain. On 10th February 2000 Duiker announced that it anticipated recording a loss after interest and amortisation for the half year to 31st March 2000.

Description of Tweefontein:

Tweefontein is a 60.81% owned subsidiary of Lonmin listed on the Johannesburg and London stock exchanges. Based on a closing share price of R114, Tweefontein had a market capitalisation of R198 million ($31 million) as at the close of business on 11th February 2000. Tweefontein is an investment holding company, its sole asset being its shareholding in Duiker. The price offered by Glencore for Tweefontein shares is equivalent to R5.75 per Duiker share.

In its audited results for the year ended 30th September 1999, Tweefontein achieved a profit before tax of R4 million ($1million). As at 30th September 1999 Tweefontein had net assets of R5 million ($1 million) and no net interest bearing indebtedness.

Conditions:

Lonmin's agreement to accept the Offers is conditional upon the approval of Lonmin shareholders at an Extraordinary General Meeting to be held immediately after the Annual General Meeting of Lonmin on 10th March 2000. Glencore's commitment to make the Offers is conditional upon receipt of Lonmin shareholder approval, after which Glencore has undertaken to make the Offers as soon as practicable. The transaction is also conditional on appropriate approvals from the competition authorities in South Africa. Closing is expected to take place by the end of May.

An explanatory circular to shareholders together with notice of an Extraordinary General Meeting to consider and if thought fit, approve the transaction will be sent to shareholders in due course.

Lonmin has been advised by Morgan Stanley & Co. Limited.

Contacts:

Anthony Cardew	Cardew & Co.	Tel: 0207 930 0777
Nick Morrell	Lonmin plc	Tel: 0207 201 6000

02 OCT 21 9:

STOCK EXCHANGE ANNOUNCEMENT

LONMIN PLC

12 NOVEMBER 1999

The Board of Lonmin Plc announces the appointment today of Edward Haslam and Hugh Stoyell as executive Directors of the Company.

Mr Haslam, 55 is Managing Director of the Lonmin Platium Division and joined the Lonmin Group in 1987.

Mr Stoyell, 55 is Managing Director of Duiker Mining Limited, Lonmin's South African publically quoted coal mining subsidiary, which he joined in 1992.

Save as disclosed, neither Mr Haslam nor Mr Stoyell has been a director of any other publicly quoted company in the five years preceding this appointment and there are no matters relating to either of them which are required to be disclosed by Lonmin in compliance with the obligations referred to in paragraphs 6F2(b) to (g) of The Listing Rules of London Stock Exchange Limited.

ANNOUNCEMENT TO STOCK EXCHANGE

Lonmin Plc ("the Company") wishes to announce that Terence Wilkinson ceased to be a Director of the Company and its affiliates with effect from 1 November 1999.

Mr Wilkinson is, however, remaining with the Company and will continue to lend to the Board his expertise in the field of mining operations in South Africa and his knowledge of international mining operations and markets generally.

2 November 1999

Released by Cardews.

LONMIN PLC

The Board of Lonmin Plc ("Lonmin") announces that on Sunday 24 October 1999, at the invitation of the Ashanti Board, it made an improved refinancing and merger proposal to Ashanti Goldfields Company Limited ("Ashanti"). Lonmin's initial proposal of 10 October 1999 was also made at the invitation of Ashanti's Board. Lonmin has today been informed by Ashanti that its Board is unable to accept its improved proposal, which has accordingly been withdrawn.

Lonmin's improved proposal

- provided for the possible issue of up to 20m Ashanti warrants to its Hedge Banks, in line with the arrangements between Ashanti and such banks announced on 1 November 1999

- despite the dilution implicit in the above arrangements, maintained merger offer terms of 16 new Lonmin shares for every 27 Ashanti shares, plus a warrant representing a further $1 in value dependent on the future proven and probable reserves of the Geita mine in Tanzania. This value package of $7 in aggregate per Ashanti share represented a premium of 51% to the Ashanti closing price on 22 October 1999 (the last business day before the proposal was made)

- envisaged margin free trading in respect of Ashanti's existing hedge book for 5 years and trading on an acceptable margin limit thereafter

- on receipt of a unanimous Board recommendation, would have provided $100m of loan finance to Ashanti to provide the additional funding required for the necessary expansion of Geita. This $100m loan would have enabled Ashanti to substantially satisfy the

financing pre-conditions set out in the agreement with the Hedge Banks announced on 1 November 1999

Lonmin's proposal to Ashanti reflected the view that there was a strong commercial logic in the combination of these two companies into a world leading precious metals group. Lonmin further believed that its proposal provided the most feasible and attractive solution to Ashanti's ongoing working capital needs and would have created a combined group with significantly reduced leverage and financial exposure and, keeping the Ashanti group intact in its present form, an enhanced opportunity for the creation of shareholder value. Further, Lonmin considers that the value offered - which at closing prices on 2 November 1999 represented $7.04 per Ashanti share, or a premium of 54% - is fully reflective in the circumstances of a merger of Ashanti's equity value taking full account of the company's significant standalone financial debt burden.

The Board of Lonmin remains open to the resumption of merger discussions with both Ashanti and with the Government of Ghana.

Lonmin understands that in order to meet its short term working capital requirements and related Hedge Bank pre-conditions, Ashanti is considering a number of alternatives, potentially including asset sales. Lonmin has not been informed of any specific proposals. However, Lonmin's current view is that the sale of core assets in order to achieve short term liquidity would be unlikely to be in the interests of shareholders.

Press Enquiries :

Anthony Cardew Cardew & Co 0171 930 0777

3.11.99

11oct299

02 OCT 21 ... 5:57

AVS NO : 580313
AVS CONTACT : M J PEARCE, SECRETARY
- TEL : 0171 201 6000
CONFIRMATION OF RELEASE IS NOT REQUIRED

LONMIN PLC

11 OCTOBER 1999

The Board of Lonmin Plc ("Lonmin") notes the suspension of the shares of Ashanti Goldfields Company Limited ("Ashanti"), and confirms that it has made certain proposals to the Board of Ashanti regarding a merger offer by Lonmin. The terms of such proposal are on the basis of an exchange ratio of 32 new Lonmin shares for every 43 Ashanti shares not currently owned by Lonmin. On the basis of the closing price of Lonmin shares on Friday 8th October 1999 this represents a value of $7 per Ashanti share or a premium of 86% to the Ashanti closing price.

The Lonmin proposal is conditional, inter alia, upon the irrevocable commitment of the Ghanaian Government, which owns approximately 20% of Ashanti, to support the merger, the unanimous agreement of Ashanti's hedge book counter parties to a standstill covering Ashanti's outstanding obligations, and appropriate shareholder approvals.

Lonmin awaits the response of the Board of Ashanti to these proposals.

A further announcement will be made in due course.

Contacts :

Cardew & Co Anthony Cardew Tel : 0171 930 0777

END

NEWS RELEASE

ISSUED BY LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 0171 201 6000 FAX 0171 201 6100

LONMIN

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 1999

HIGHLIGHTS

	Year to 30 September 1999	Year to 30 September 1998 Restated
PROFITS		
Operating profit – continuing operations up 12%	**$218m**	$195m
Profit before tax pre-exceptionals – continuing operations up 23%	**$190m**	$154m
Earnings per share pre-exceptionals - continuing operations up 50%	**81.7c**	54.6c
Dividends per share	**17.9p/29.1c**	17.2p/29.1c
CASHFLOW		
Trading cash flow per share – continuing operations up 56%	**118.0c**	75.8c
BALANCE SHEET		
Equity interests	**$733m**	$641m
Net Borrowings	**$197m**	$226m
Gearing	**20%**	26%

Commenting on the results, Lonmin's Chief Executive, Nicholas Morrell said: "This year has demonstrated the rewards of focusing Lonmin as a Mining Group which has led to a significant improvement in earnings in a period which saw low coal, gold and platinum prices and difficult trading conditions. Given the strength of the platinum price since the year end, the outlook for the current year is encouraging".

NOTES ON HIGHLIGHTS

The 1999 figures reflect the adoption of the US dollar as the functional currency of the Group with effect from 1 October 1998 and the utilisation of the average exchange rate method for the computation of the profits. This more accurately reflects the underlying earnings stream of the Group and is in line with the majority of international mining companies. The 1998 figures have been restated to reflect the change in methodology of computation of the profits at the average rather than closing exchange rate method.

Gearing is calculated on the equity and minority interests of the Group. The 1998 net borrowings and gearing figures assume the settlement of short term payables and receivables in respect of businesses sold during 1998.

Press enquiries: Anthony Cardew, Cardew & Co – 0171 930 0777
This press release is available on http://www.lonmin.com

Lonmin Plc

Consolidated profit and loss account
For the year ended 30 September 1999

	Note	1999 $m	1998 Restated $m
Turnover (including share of associates)	3	**1,148**	2,028
- continuing operations		**1,148**	1,071
- discontinued operations			957
Less share of associates' turnover		**(252)**	(255)
Group turnover		**896**	1,773
Operating profit	4		
Group – continuing operations		**183**	161
- discontinued operations			61
- exceptional costs - discontinued operations			(3)
		183	219
Share of associates' operating profit		**35**	36
Total operating profit		**218**	255
Excluding exceptional items		**218**	258
Exceptional items			(3)
Profit/(loss) on sale or termination of operations			
Group - continuing operations		**(4)**	(2)
- discontinued operations			(33)
Share of associate - continuing operations		**2**	(10)
Profit before net interest payable and similar items		**216**	210
Net interest payable and similar items	6	**(28)**	(70)
Profit/(loss) before taxation	5	**188**	140
Excluding exceptional items		**190**	188
Exceptional items		**(2)**	(48)
Taxation	7	**(16)**	(39)
Profit/(loss) after taxation		**172**	101
Excluding exceptional items		**173**	164
Exceptional items		**(1)**	(63)
Minority interests		**(42)**	(38)
Profit/(loss) for the year		**130**	63
Excluding exceptional items		**130**	125
Exceptional items			(62)
Dividends	8	**(46)**	(46)
Retained profit for the year		**84**	17

Earnings per share	9	**81.5c**	35.6c
Earnings per share excluding exceptional items	9	**81.7c**	70.8c
Diluted earnings per share		**77.0c**	35.6c
Dividends per share	8	**29.1c**	29.1c

The 1998 figures have been restated to reflect the change in accounting policy to translating results at weighted average exchange rates instead of the previous policy of translating results at closing exchange rates. The 1998 figures have not been restated to reflect the change in accounting for rehabilitation costs as the profit effect is not material. 1998 discontinued operations include the results of Dutton Forshaw, Princess Hotels, Sunley Turriff and Willoughbys which were sold and Lonrho Africa which was demerged.

Lonmin Plc

Consolidated balance sheet
As at 30 September 1999

	Note	1999 $m	1998 Restated $m
Fixed assets			
Tangible assets		**1,049**	991
Investments:			
Associates		**240**	204
Other investments		**11**	20
		251	224
		1,300	1,215
Current assets			
Stocks		**63**	61
Debtors		**111**	147
Investments		**27**	21
Cash at bank and in hand		**110**	203
		311	432
Creditors: amounts falling due within one year		**(267)**	(325)
Net current assets		**44**	107
Total assets less current liabilities		**1,344**	1,322
Creditors: amounts falling due after more than one year			
Convertible debt		**(175)**	(189)
Other		**(114)**	(159)
		(289)	(348)
Provisions for liabilities and charges		**(67)**	(99)
	10	**988**	875
Capital and reserves			
Called up share capital		**262**	268
Share premium account		**310**	322
Revaluation reserve		**19**	22
Other reserves		**(70)**	(97)
Profit and loss account		**212**	126
Equity interests		**733**	641
Minority equity interests		**255**	234
		988	875

Lonmin Plc

Consolidated cash flow statement
For the year ended 30 September 1999

	Note	1999 $m	1998 Restated $m
Net cash inflow from operating activities	11		
- continuing operations		**240**	209
- discontinued operations			45
		240	254
Dividends received from associate		**4**	7
Interest - received		**8**	29
- paid		**(40)**	(92)
Dividends paid to minorities		**(23)**	(7)
Returns on investment and servicing of finance		**(55)**	(70)
Taxation		**(20)**	(49)
Capital expenditure and financial investment		**(120)**	(83)
Acquisitions and disposals		**(45)**	224
Equity dividends paid		**(38)**	(61)
Net cash (outflow)/inflow before financing		**(34)**	222
- continuing activities		**(34)**	143
- discontinued activities			79
Financing			
New long term loans		**3**	110
New short term loans		**10**	10
Repayment of long term loans		**(49)**	(40)
Repayment of short term loans		**(31)**	(57)
		(67)	23
Issue of ordinary share capital		**3**	2
Share buyback			(327)
Net cash outflow from financing		**(64)**	(302)
(Decrease)/increase in cash		**(98)**	(80)
- continuing activities		**(98)**	(130)
- discontinued activities			50

Lonmin Plc

Statement of total consolidated recognised gains and losses
For the year ended 30 September 1999

		1999 $m	1998 Restated $m
Profit for the year	- Group	**104**	46
	- Associates	**26**	17
Dilution of Group's interest in Ashanti		**(6)**	
Group share of equity issued by Ashanti		**15**	2
Exchange adjustments	- Group		(119)
	- Associates		(14)
Total recognised gains/(losses) relating to the year		**139**	(68)

There are no exchange adjustments for 1999 as the figures are prepared utilising the US dollar as the functional currency.

The comparative figures for 1998 are not prepared on a comparable basis as the US dollar was not used as the functional currency in this period. The exchange adjustments for 1998 include exchange adjustments originally reported in sterling, the translation adjustment of the sterling equity figures at 1 October 1997 into US dollars, and the differences between the average and closing exchange rates on the profits for the period.

Reconciliation of movement in equity interests
For the year ended 30 September 1999

	1999 $m	1998 Restated $m
Total recognised gains/(losses) for the year	**139**	(68)
Dividends	**(46)**	(46)
Retained profit/(loss) for the year	**93**	(114)
Shares issued in lieu of cash dividends		8
Share buyback		(327)
Demerger of Lonrho Africa		(368)
Net surplus on acquisition of subsidiaries and associates		15
Net goodwill on acquisition of subsidiaries by Ashanti		(32)
Share buyback in Ashanti		(7)
Net surplus realised on sale of subsidiaries		(92)
Movement of the Group's interest in Duiker Mining		(3)
Other items	**(1)**	(5)
Net increase/(reduction) in equity interests in the year	**92**	(925)
Equity interests at 1 October	**641**	1,566
Equity interests at 30 September	**733**	641

Consolidated historical cost profits
For the year ended 30 September 1999

	1999 $m	1998 Restated $m
Reported profit before taxation	**188**	140
Realisation of property revaluation gains of previous years		232
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
Historical cost profit before taxation	**190**	374

Lonmin Plc

1 Profit for the year

	Note	1999 $m	1998 Restated $m
Turnover			
Group		**896**	1,773
Continuing operations		**896**	846
Discontinued operations			927
Operating costs		**(713)**	(1,551)
Continuing operations		**(713)**	(685)
Discontinued operations			(866)
Operating profit	4		
Group		**183**	222
Share of associates		**35**	36
		218	258
Continuing operations		**218**	195
Discontinued operations			63
Net interest payable and similar items	6		
Group		**(22)**	(63)
Share of associates		**(6)**	(7)
Profit before exceptional items	5	**190**	188
Continuing operations		**190**	154
Discontinued operations			34
Exceptional items		**(2)**	(48)
Profit/(loss) before taxation	5	**188**	140
Continuing operations		**188**	142
Discontinued operations			(2)
Taxation	7	**(16)**	(39)
Profit/(loss) after taxation		**172**	101
Continuing operations		**172**	124
Discontinued operations			(23)
Minority interests		**(42)**	(38)
Profit/(loss) for the year		**130**	63
Continuing operations		**130**	88
Discontinued operations			(25)
Earnings per share excluding exceptional items	9	**81.7c**	70.8c
Continuing operations		**81.7c**	54.6c
Discontinued operations			16.2c
Earnings per share based on profit/(loss) for the year		**81.5c**	35.6c
Continuing operations		**81.5c**	49.2c
Discontinued operations			(13.6)c

Lonmin Plc

2 Cash flows for the year

	1999 $m	1998 Restated $m
Net cash inflow from operating activities:		
Group operating profit from continuing operations	**183**	161
Depreciation charge	**56**	32
Increase in working capital	**8**	16
Other items	**(7)**	
Discontinued operations		45
	240	254
Net interest paid	**(32)**	(63)
Tax paid	**(20)**	(49)
Trading cash flow	**188**	142
- continuing activities	**188**	135
- discontinued activities		7
Capital expenditure - Group	**(114)**	(87)
- Douglas Tavistock associate	**(14)**	(5)
Fixed asset sales and other financial investment	**(5)**	5
Distributions from Douglas Tavistock associate	**13**	4
Dividends received from Ashanti	**4**	7
Minority dividends paid	**(23)**	(7)
Free cash flow	**49**	59
- continuing activities	**49**	68
- discontinued activities		(9)
Acquisitions and disposals	**(45)**	102
Shares issued	**3**	2
Equity dividends paid	**(38)**	(61)
(Increase)/decrease in net borrowings	**(31)**	102

Reconciliation of net borrowings

Opening net borrowings	**177**	416
Exchange	**(11)**	(21)
Increase/(decrease) in net borrowings	**31**	(102)
Net reduction in subsidiaries acquired /(sold)		(116)
Closing net borrowings	**197**	177

Note – opening net borrowings are those originally reported per the 30 September 1998 balance sheet. Cash flows during 1999 included the settlement shortly after the year end of net payables and receivables in respect of businesses sold in 1998 included in the adjusted net borrowings figure at 30 September 1998 of $226m.

3 Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added taxation and includes commissions earned.

Turnover by origin, including share of associates' turnover, is analysed by activity and geographical area below:

	1999 $m	1998 Restated $m
Platinum	**404**	388
Coal	**379**	317
Gold	**246**	246
Other	**119**	120
Discontinued operations		957
	1,148	2,028
South Africa	**780**	706
Zimbabwe and Ghana	**246**	246
The Americas	**110**	110
Europe	**12**	9
Discontinued operations		957
	1,148	2,028

Share of associates' turnover is analysed by activity and geographical area below:

	1999 $m	1998 Restated $m
Coal	**58**	34
Gold	**192**	190
Other	**2**	1
Discontinued operations		30
	252	255
South Africa	**58**	34
Zimbabwe and Ghana	**192**	190
Europe	**2**	1
Discontinued operations		30
	252	255

4 Operating profit by activity and geographical area

An analysis of operating profit, including share of associates' operating profit is analysed by activity and geographical area below:

	1999 $m	1998 Restated $m
Platinum	**129**	123
Coal	**57**	47
Gold	**41**	32
Other	**2**	4
Central costs	**(11)**	(11)
	218	195
Discontinued operations		63
Total operating profit	**218**	258

South Africa	**178**	164
Zimbabwe and Ghana	**41**	32
The Americas	**7**	8
Europe	**3**	2
Central costs	**(11)**	(11)
	218	195
Discontinued operations		63
Total operating profit	**218**	258

Share of associates' operating profit is analysed by activity and geographical area below:

	1999 $m	1998 Restated $m
Coal	**8**	5
Gold	**27**	29
	35	34
Discontinued operations		2
Share of associates' operating profit	**35**	36

South Africa	**8**	5
Zimbabwe and Ghana	**27**	29
	35	34
Discontinued operations		2
Share of associates' operating profit	**35**	36

5 Profit before taxation by activity and geographical area

An analysis of profit before taxation is analysed by activity and geographical area below:

	1999 $m	1998 Restated $m
Platinum	**125**	104
Coal	**42**	41
Gold	**33**	20
Other	**4**	5
Central finance and costs	**(14)**	(16)
	190	154
Discontinued operations		34
	190	188
Exceptional items	**(2)**	(48)
Profit before taxation	**188**	140

	1999 $m	1998 Restated $m
South Africa	**159**	139
Zimbabwe and Ghana	**33**	20
The Americas	**9**	9
Europe	**3**	2
Central finance and costs	**(14)**	(16)
	190	154
Discontinued operations		34
	190	188
Exceptional items	**(2)**	(48)
Profit before taxation	**188**	140

6 Net interest payable and similar items

	1999 $m	1998 Restated $m
On bank loans and overdrafts wholly repayable within five years	**27**	79
On all other loans	**11**	13
Discounting on provisions	**2**	
	40	92
Share of interest of associates	**6**	7
	46	99
Interest receivable	**(8)**	(29)
Exchange differences on net debt	**(10)**	
	28	70

7 Tax on profit on ordinary activities

	1999 $m	1998 Restated $m
United Kingdom:		
Corporation tax at 30.5% (1998 – 31%)	**8**	
Advance Corporation Tax	**(7)**	
Relief for Overseas Tax	**(1)**	
	-	-
Overseas tax for the year	**21**	22
Prior year adjustments	**(5)**	
Share of associates' tax	**1**	2
Tax on profit on ordinary activities before exceptional items	**17**	24
Tax on exceptional items	**(1)**	15
	16	39

The charge for tax has been reduced by $41m (1998 - $20m) in respect of accelerated tax allowances in excess of depreciation and other timing differences.

8 Dividends

	1999 $m	1998 $m
Interim 7.5p/12.1c (1998 - 7.2p/12.1c)	**19**	19
Final 10.4p/17.0c (1998 - 10.0p/17.0c)	**27**	27
	46	46

A final dividend of 10.4p (17.0c) per share is recommended for payment on 6 April 2000 to shareholders on the registers at 10 March 2000.

Advance Corporation Tax (ACT) is abolished from 6 April 1999 and the set-off of surplus ACT is restricted by "Shadow ACT" on dividends paid on or after 6 April 1999. At the year end the Group had surplus ACT of $119m carried forward and available for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT" which must be set-off prior to utilisation of surplus ACT amounts to $21m.

9 Earnings per share

Earnings per share has been calculated on the profit attributable to shareholders amounting to $130m (1998 - $63m) using a weighted average of 159,325,714 ordinary shares (1998 - 178,133,954 ordinary shares).

Earnings per share excluding exceptional items has been calculated on the pre-exceptional profit attributable to shareholders amounting to $130m (1998 - $125m) using the same weighted average number of ordinary shares as above.

10 Net non-interest bearing operating assets

An analysis of Group net non-interest bearing operating assets and of associates' net assets by activity and geographical area is given below:

	1999 Group $m	1999 Associates $m	1999 Total $m	1998 Group $m	1998 Associates $m	1998 Total $m
Platinum	**583**		**583**	551		551
Coal	**369**	**40**	**409**	328	26	354
Gold	**21**	**200**	**221**	21	178	199
Other	**17**		**17**	(1)		(1)
Central finance	**(3)**		**(3)**	1		1
Discontinued operations				(25)		(25)
	987	**240**	**1,227**	875	204	1,079
Net interest bearing liabilities			**(193)**			(164)
Proposed dividends			**(46)**			(40)
Net total assets			**988**			875

	1999 Group $m	1999 Associates $m	1999 Total $m	1998 Group $m	1998 Associates $m	1998 Total $m
South Africa	**958**	**40**	**998**	886	26	912
Zimbabwe and Ghana	**21**	**200**	**221**	21	178	199
The Americas	**24**		**24**	(7)		(7)
Europe	**(13)**		**(13)**	(1)		(1)
Central finance	**(3)**		**(3)**	1		1
Discontinued operations				(25)		(25)
	987	**240**	**1,227**	875	204	1,079
Net interest bearing liabilities			**(193)**			(164)
Proposed dividends			**(46)**			(40)
Net total assets			**988**			875

	1999 $m	1998 $m
Net interest bearing liabilities comprise the following:		
Net borrowings	**197**	177
Loans receivable	**(4)**	(13)
	193	164

11 Net cash flow from operating activities

	1999 $m	1998 Restated $m
Group operating profit from continuing operations	**183**	161
Depreciation charge	**56**	32
(Increase)/decrease in stock	**(3)**	4
Decrease/(increase) in debtors	**1**	(12)
Increase in creditors	**10**	24
Other items	**(7)**	
Net cash inflow from continuing operations	**240**	209
Net cash inflow in respect of discontinued operations		45
Net cash inflow from operating activities	**240**	254

12 Exchange rates

The principal US dollar exchange rates used are as follows:

	Year to 30 September 1999	Year to 30 September 1998
Average exchange rates		
Pounds sterling	0.61	0.60
South Africa rand	6.02	5.33
Zimbabwe dollar	37.92	18.86
Closing exchange rates		
Pounds sterling	0.61	0.59
South Africa rand	6.04	5.83
Zimbabwe dollar	38.20	31.75

13 Year 2000

All business critical systems and operating equipment of the Group have either been tested and are believed to be compliant or have been rectified and are now believed to be compliant. It is also believed that operations operated by third parties have applied Year 2000 strategies in order to attain compliance.

Contingency plans have been developed by Head Office and Group companies and are continually being updated.

Based on the above, Lonmin Plc believes that it and Group companies have taken responsible steps to ensure Year 2000 compliance, although it is not possible to provide absolute guarantees due to the nature of the Year 2000 issue.

14 Annual General Meeting

The Annual General Meeting will be held on Friday 10 March 2000.

15 Statutory disclosure

The financial information set out above is taken from but does not constitute the Company's statutory accounts for the years ended 30 September 1999 or 1998, except for note 2 which represents a non-statutory format cash flow statement which has been presented to show a reconciliation of cash flows during the year to the net borrowings of the Group. Statutory accounts for 1998 have been delivered, and for 1999 will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Copies of the 1999 Lonmin Accounts will be posted to shareholders and will be available at the Company's registered office in mid January 2000.

LONMIN

Lonmin Plc

Highlights

6 months to 31 March 1999	6 months to 31 March 1998 Restated		6 months to 31 March 1999	6 months to 31 March 1998 Restated
		PROFITS		
£69m	£33m	Operating profit – continuing operations up 107%	$114m	$55m
£60m	£39m	Profit before tax pre-exceptionals up 52%	$99m	$65m
27.7p	14.1p	Earnings per share pre-exceptionals up 97%	45.6¢	23.1¢
7.5p	7.2p	Dividends per share	12.1¢	12.1¢
		CASH FLOW		
24.5p	5.5p	Trading cash flow per share	39.6¢	9.1¢
13.8p	(3.0)p	Free cash flow per share	22.6¢	(5.0)¢
		BALANCE SHEET		
£430m	£830m	Equity interests	$698m	$1,395m
£123m	£164m	Net borrowings	$199m	$276m
21%	17%	Gearing	21%	17%

The 1999 figures reflect the adoption of the US dollar as the functional currency of the Group with effect from 1 October 1998 and the utilisation of the average exchange rate method for the computation of the profits. This more accurately reflects the underlying earnings stream of the Group and is in line with the majority of international mining companies. Sterling equivalents are, and will continue to be, presented to assist clarity for shareholders.

The 1998 figures have been restated to reflect the change in methodology of computation of the profits at the average rather than closing exchange rate method. The 1998 balance sheet and gearing figures are not strictly comparable as the previous year's figures reflect the Group prior to the significant reorganisation achieved in the second half of the last financial year.

Gearing is calculated on the equity and minority interests of the Group.

Chief Executive's Statement

Dear Shareholder,

The improving trend evident last year has continued, so that at this interim stage I am pleased to report a very satisfactory increase in your Company's profits. While the results are good, they have benefited from higher prices for Platinum Group Metals (PGMs) than prevailed last year, as well as profits from the Tavistock coal operations, which, as shareholders will appreciate, were only acquired in April last year and were therefore not included in last year's interim results. The second half of the year will be more demanding but it is encouraging, nevertheless, that your Company's principal operations have all contributed to the more than doubling of operating profits. Although Platinum was predictably the star performer, the achievements by our Gold and Coal operations are significant given the difficult market conditions for both commodities. The associated and marked increase in trading cash flow is equally welcome which, together with other factors, has encouraged the Board to maintain the level of interim dividend in US dollar terms, which given the current exchange rate will result in a 4.2 per cent increase in the sterling dividend paid.

The quality of our mining assets and their demonstrable ability to generate a competitive return is complemented by the scope for further development and organic growth. Over the next three years and against very robust forecasts for the demand for Platinum Group Metals, our platinum operations will undertake a significant expansion increasing annual output to a level in excess of 700,000 ounces of platinum. Following the acquisition of the Corsyn minority, we now own 100 per cent of our gold assets in Zimbabwe. The initial results of exploration programmes which are now taking place on the major properties have revealed considerable potential for profitable expansion, even at today's gold price.

Corporate initiatives to expand the Company, based on the quality of our precious metal assets will be measured against the criteria of further enhancing shareholder value. In this context, the recent ruling from the European Court of First Instance effectively prevents a merger with Impala, but the rationalisation of Impala's shareholding in Lonmin Platinum remains a priority issue.

Results

The overall profit attributable to shareholders, excluding exceptional items, for the period was 59 per cent up at $73 million (£44 million) compared to $46 million (£28 million) in the first half of 1998. Trading cash flow per share, representing cash flow from operations less tax and interest payments, increased from 9.1 cents (5.5 pence) in 1998 to 39.6 cents (24.5 pence) in 1999, an increase of 335 per cent. After deducting capital expenditure and investments in associated companies, free cash flow per share available for dividends and future growth opportunities was 22.6 cents (13.8 pence) compared with an outflow of 5.0 cents (3.0 pence) last year.

Gearing at 31 March 1999 remained at a comfortable level of 21 per cent compared to the 26 per cent at last year end calculated on the adjusted basis of net borrowings of $226 million (£133 million) reflecting payables and receivables in respect of businesses sold.

In conjunction with the change in the functional currency of the Group to US dollars the realistic useful lives of the assets have been reassessed and appropriate increases made to the depreciation charge. In addition, the comparison with last year's depreciation charge has also been affected by the acquisition of Tavistock.

Platinum

Operating profit at $56 million (£34 million) represents a 56 per cent increase on the $36 million (£21 million) achieved in 1998. The period under review benefited from significantly higher average realised prices for palladium and rhodium compared to last year. Notwithstanding the combined effects of a strike in October 1998 and a fall of ground at Eastern Platinum in December 1998, output of PGMs at 564,000 ounces was broadly comparable with the 568,000 ounces achieved in 1998. Bearing in mind the above factors, and taking into consideration movements in currencies, cost per kilogramme of metals produced increased by 12 per cent in Rand terms whilst reducing by 8 per cent in US dollar terms.

Prices remain volatile, particularly with respect to palladium, and the increases experienced in the second half of last year compared to the first half, are not expected to be repeated this year. While the market sentiment in the medium term continues to remain positive, the market in the short term continues to be subjected to the influences of activity in Russia and overall market speculation.

The planning process for the enhanced smelter complex is almost complete and commissioning is currently scheduled for the latter part of next year. Not only will this further reduce production bottlenecks resulting in

improved efficiencies, but, importantly the overall design caters for an annual throughput capacity of some 800,000 ounces of platinum. Capital expenditure in the first half of the year has mainly focused on underground development to provide the base for the current expansion to over 700,000 annual ounces of platinum.

Coal

Operating profit increased to $27 million (£16 million) compared to $9 million (£6 million) for the same period last year reflecting the contribution from Tavistock for the first time in 1999. Prices in the world market remain static and the local market in South Africa continues to be highly competitive. While overall production and sales figures are not comparable between the two periods under review, the integration of Tavistock with our original coal activities within Duiker continues successfully.

A fundamental review of the activities of Duiker resulted in the decision to dispose of the anthracite and small gold businesses when an appropriate price can be realised. This has resulted in a provision of $5 million (£3 million), which has been charged in this period against the carrying value of these assets in anticipation of their realisation. The resulting concentration on the bituminous activities will lead to a more profitable utilisation of the Richards Bay Coal Terminal entitlement and increasing management focus on the possibilities for rationalisation and exchanges of coal rights within the industry as a whole in South Africa. This should have the dual benefit of extending the lives of various mines within the Group and improving the utilisation of the Group's assets and the return from them.

Gold

Operating profits from the Group's gold operations have doubled during the period under review from $13 million (£7 million) in 1998 to $27 million (£16 million) in 1999. This substantial increase reflects a very significant turnaround in our operations in Zimbabwe, together with continued improvement in the returns from our investment in Ashanti.

In Zimbabwe the improvement in profitability from a break-even position in 1998 to an operating profit of $10 million (£6 million) in 1999 reflects two key factors. There has been a material improvement in efficiencies resulting from more focused and targeted management of the operations. In addition there has been a short term benefit from the significant devaluation in the Zimbabwe dollar partially offset by the lower gold price realised. Management has used this window of opportunity to increase expenditure on the infrastructure and exploration, which will significantly enhance opportunities for profitable development in the future. Debt has been reduced significantly from $8 million (£5 million) in September 1998 to $2 million (£1 million) at March 1999 and the operations continue to be cash generative.

Developments within Ashanti have continued. The contribution to Lonmin's operating profit has increased from $12 million (£7 million) in 1998 to $17 million (£10 million) in 1999 reflecting expansion at Siguiri and Bibiani with their relatively low production cost per ounce and, as a result of the successful hedging policies, the continued achievement of an average gold price of $382 per ounce being well above the market price.

Other Activities

The Group retains only two other peripheral activities, being its investment in F E Wright, the Lloyds insurance broker, and the ownership of a hotel and casino complex in the Bahamas. The insurance activities have broken even during the first half of the year reflecting the competitive insurance market place at the current time.

The hotel and casino complex contributed an operating profit of $2 million (£1 million) in the period under review.

Capital Expenditure

Investment in fixed assets in the mining operations amounts to $29 million (£18 million) in 1999 compared to $23 million (£14 million) in 1998. The majority of the expenditure was in Platinum reflecting the planned organic growth of these operations.

Directorate

Mr Robin Whitten retired from the Board on 31 March 1999 after 20 years of distinguished service with the Group. He was succeeded as Finance Director by Mr John Robinson, age 44, who has worked within the financial management team for the past 20 years.

Dividend and Outlook

The Board has declared an interim dividend of 7.5 pence (12.1 cents) per share as compared to 7.2 pence (12.1 cents) per share in 1998.

As the Company has now adopted the US dollar as its functional currency, the dividend is determined in US dollars but is declared and will be payable to shareholders in sterling, converted at exchange rates applicable two days prior to this announcement, representing an increase of 4.2 per cent in sterling terms.

The interim dividend will be paid on 1 October 1999 to shareholders on the registers at 6 August 1999. The final dividend will be reviewed by the Board, in line with performance for the year as a whole. It remains the Board's policy to provide a competitive return for shareholders while taking account of the investment necessary to expand and develop the Group.

The second half of the year will not, for the factors previously mentioned, demonstrate the same rate of growth as that achieved in this period. Nevertheless, the Board believes that, subject to exchange rates and commodity prices, earnings for the year before exceptional items from continuing operations, should be satisfactory.

Nicholas Morrell
9 June 1999

Consolidated profit and loss account

The unaudited results of the Lonmin Group of companies in respect of the six months ended 31 March 1999 are as follows:

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
		Turnover (including associates)		
351	268	**– continuing operations**	579	445
	468	– discontinued operations		780
351	736		579	1,225
		Group operating profit		
56	26	**– continuing operations**	93	43
	25	– discontinued operations		42
	(2)	– discontinued exceptional costs		(3)
56	49		93	82
13	8	Share of associates' operating profit	21	14
69	57	**Total operating profit**	114	96
69	59	Excluding exceptional items	114	99
	(2)	Exceptional items		(3)
–	–	Profit on disposal of fixed assets	–	–
		Profit/(loss) on sale or termination of operations		
	(65)	Group – discontinued operations		(110)
1		Associate – continuing operations	2	
(9)	(20)	Net interest payable and similar items	(15)	(34)
61	(28)	**Profit/(loss) before taxation**	101	(48)
60	39	Excluding exceptional items	99	65
1	(67)	Exceptional items	2	(113)
(4)	(4)	Tax on profit on ordinary activities	(7)	(6)
57	(32)	Profit/(loss) after taxation	94	(54)
56	35	Excluding exceptional items	92	59
1	(67)	Exceptional items	2	(113)
(12)	(7)	Minority interests	(19)	(12)
45	(39)	**Profit/(loss) for the period**	75	(66)
44	28	Excluding exceptional items	73	46
1	(67)	Exceptional items	2	(112)
(12)	(11)	Interim dividend	(19)	(19)
33	(50)	**Retained profit/(loss) for the period**	56	(85)
28.5p	(19.6)p	Earnings per share	46.8¢	(33.2)¢
27.7p	14.1 p	**Earnings per share excluding exceptional items**	45.6¢	23.1 ¢
26.5p	(19.5)p	Fully diluted earnings per share	43.5¢	(33.1)¢
25.8p	14.0p	Fully diluted earnings per share excluding exceptional items	42.3¢	23.0¢
7.5p	7.2 p	Interim dividend per share	12.1¢	12.1 ¢

The 1999 figures have been prepared on the basis that the US dollar is the functional currency of the Group with effect from 1 October 1998.

The 1998 figures have been restated to reflect the change in accounting policy to translating results at weighted average exchange rates instead of the previous policy of translating results at closing rates. There has also been a reallocation of the Group share of Ashanti royalty charges between operating profit and taxation.

1998 discontinued activities include the results of Dutton Forshaw, Princess Hotels, Sunley Turriff and Willoughbys which were sold and Lonrho Africa which was demerged.

Consolidated balance sheet

The unaudited balance sheet of the Lonmin Group of companies as at 31 March 1999 is as follows:

As at 31 March 1999 £m	As at 30 September 1998 £m	As at 31 March 1998 £m		As at 31 March 1999 $m	As at 30 September 1998 $m	As at 31 March 1998 $m
			Fixed assets			
600	575	959	Tangible assets	972	978	1,615
133	119	119	Associates	215	204	199
13	12	8	Other investments	21	20	14
746	706	1,086		1,208	1,202	1,828
			Current assets			
41	36	150	Stocks	66	61	251
84	87	222	Debtors	137	147	375
1	1	1	Investments	1	1	2
73	119	240	Cash at bank and in hand	119	203	403
199	243	613		323	412	1,031
			Creditors: Amounts falling due within one year			
(12)	(21)	(191)	Current bank loans and overdrafts	(20)	(36)	(320)
(143)	(170)	(290)	Other creditors	(231)	(289)	(489)
44	52	132	**Net current assets**	72	87	222
790	758	1,218	**Total assets less current liabilities**	1,280	1,289	2,050
			Creditors: Amounts falling due after more than one year			
		(4)	Loan from minority shareholder			(8)
(184)	(202)	(209)	Other loans	(298)	(344)	(351)
(2)	(3)	(19)	Other creditors	(3)	(4)	(32)
(26)	(39)	(12)	**Provisions for liabilities and charges**	(42)	(66)	(20)
578	514	974		937	875	1,639
			Capital and reserves			
159	158	199	Called up share capital	258	268	335
271	219	631	Reserves	440	373	1,060
430	377	830	**Equity interests**	698	641	1,395
148	137	144	**Minority equity interests**	239	234	244
578	514	974		937	875	1,639

Consolidated cash flow statement

The unaudited cash flow statement of the Lonmin Group of companies for the six months ended 31 March 1999 is as follows:

6 months to 31 March 1999 £m	6 months to 31 March 1998 £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 $m
		Net cash inflow from operating activities		
57	31	– continuing operations	92	52
	12	– discontinued operations		20
57	43		92	72
	2	**Dividends received from associate**		3
(11)	(19)	Net interest paid	(18)	(33)
(6)	(3)	Dividends paid to minorities	(10)	(5)
(17)	(22)	**Returns on investments and servicing of finance**	(28)	(38)
(7)	(13)	**Tax paid**	(11)	(21)
(18)	(24)	Purchase of tangible fixed assets	(30)	(40)
	(3)	Purchase of fixed asset investments		(5)
	7	Sale of tangible fixed assets		12
(1)		Advances of loans receivable	(1)	
	1	Repayment of loans receivable		2
2		Net funding repaid by associates	4	
(17)	(19)	**Capital expenditure and financial investment**	(27)	(31)
(34)	25	**Acquisitions and disposals**	(56)	42
	(15)	**Equity dividends paid**		(25)
(18)	1	**Net cash (outflow)/inflow before financing**	(30)	2
(18)	31	– continuing activities	(30)	53
	(30)	– discontinued activities		(51)
(25)	(23)	**Financing**	(40)	(39)
(43)	(22)	**Decrease in net cash**	(70)	(37)

Statement of total recognised gains and losses

6 months to 31 March 1999 £m	6 months to 31 March 1998 £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 $m
34	(46)	Profit/(loss) for the period – Group	57	(78)
11	7	– Associates	18	12
(4)		Dilution of Group's interest in Ashanti	(6)	
9		Group share of equity issued by Ashanti	14	
13	(62)	Exchange adjustments – Group		(29)
6	(6)	– Associates		(10)
69	(107)	Total recognised gains/(losses) for the period	83	(105)

Note on exchange adjustments

There are no exchange adjustments in the US dollar numbers for 1999 as the figures are prepared utilising the US dollar as the functional currency. The equivalent sterling figures for 1999 include the translation adjustment from US dollars to sterling on the opening equity figure at 1 October 1998.

The comparative figures for 1998 are not prepared on a comparable basis as the US dollar was not used as the functional currency in this period. The sterling figures represent those exchange adjustments reported last year. The US dollar figures for 1998 include the adjustments originally reported in sterling, the translation adjustment of the sterling equity figures at 1 October 1997 into US dollars, and the differences between the average and closing exchange rates on the profits for the period.

Reconciliation of movement in equity interests

6 months to 31 March 1999 £m	6 months to 31 March 1998 £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 $m
377	975	Equity interests at 1 October	641	1,566
69	(107)	Recognised gains/(losses) relating to the period	83	(105)
(12)	(11)	Dividend	(19)	(19)
1	2	Shares issued	2	3
	(2)	Surplus realised on disposal of subsidiaries		(3)
	(2)	Goodwill on acquisition of subsidiaries		(3)
	(18)	Goodwill on acquisition written off by Ashanti		(30)
(5)	(7)	Other items	(9)	(14)
430	830	Equity interests at 31 March	698	1,395

Notes to the half year accounts

1 Profit for the period

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
		Turnover		
267	665	Group	441	1,106
84	71	Associates	138	119
351	736		579	1,225
351	268	Continuing operations	579	1,106
	468	Discontinued operations		119
		Operating profit		
56	51	Group	93	85
13	8	Associates	21	14
69	59		114	99
69	33	Continuing operations	114	55
	26	Discontinued operations		44
		Net interest payable and similar items		
(11)	(19)	– Group – Net interest payable	(18)	(32)
5		– Exchange differences on net debt	8	
(3)	(1)	– Share of associates' net interest payable	(5)	(2)
60	39	**Profit before exceptional items**	99	65
60	28	Continuing operations	99	47
	11	Discontinued operations		18
1	(67)	Exceptional items	2	(113)
61	(28)	**Profit/(loss) before taxation**	101	(48)
61	28	Continuing operations	101	47
	(56)	Discontinued operations		(95)
(4)	(4)	Taxation	(7)	(6)
57	(32)	Profit/(loss) after taxation	94	(54)
57	25	Continuing operations	94	43
	(57)	Discontinued operations		(97)
(12)	(7)	Minority interests	(19)	(12)
45	(39)	**Profit/(loss) for the period**	75	(66)
45	19	Continuing operations	75	33
	(58)	Discontinued operations		(99)
27.7p	14.1 p	**Earnings per share excluding exceptional items**	45.6¢	23.1 ¢
27.7p	9.6 p	Continuing operations	45.6¢	16.6 ¢
	4.5 p	Discontinued operations		6.5 ¢
28.5p	(19.6)p	Earnings per share based on profit/(loss) for the period	46.8¢	(33.2)¢
28.5p	9.6 p	Continuing operations	46.8¢	16.6 ¢
	(29.2)p	Discontinued operations		(49.8)¢

Notes to the half year accounts (continued)

2 Turnover by activity and geographical area

Turnover, including share of associates' turnover, is analysed by activity and geographical area below:

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
112	102	Platinum	184	170
124	56	Coal	204	93
79	72	Gold	131	120
36	38	Other	60	62
	468	Discontinued operations		780
351	736		579	1,225
236	158	South Africa	388	263
79	72	Zimbabwe and Ghana	131	120
34	34	The Americas	56	57
2	4	Europe	4	5
	468	Discontinued operations		780
351	736		579	1,225

Share of associates' turnover is analysed by activity and geographical area below:

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
21		Coal	34	
63	55	Gold	104	91
	16	Discontinued operations		28
84	71		138	119
21		South Africa	34	
63	55	Zimbabwe and Ghana	104	91
	16	Discontinued operations		28
84	71		138	119

3 Operating profit by activity and geographical area

Operating profit, including share of associates' operating profit, is analysed by activity and geographical area below:

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
34	21	Platinum	56	36
16	6	Coal	27	9
16	7	Gold	27	13
6	3	Other	9	4
(3)	(4)	Central costs	(5)	(7)
69	33		114	55
	26	Discontinued operations		44
69	59		114	99
1	(67)	Exceptional items	2	(113)
(9)	(20)	Net interest payable and similar items	(15)	(34)
61	(28)	Profit/(loss) before taxation	101	(48)
49	26	South Africa	80	42
16	7	Zimbabwe and Ghana	27	13
3	2	The Americas	6	5
4	2	Europe	6	2
(3)	(4)	Central costs	(5)	(7)
69	33		114	55
	26	Discontinued operations		44
69	59		114	99
1	(67)	Exceptional items	2	(113)
(9)	(20)	Net interest payable and similar items	(15)	(34)
61	(28)	Profit/(loss) before taxation	101	(48)

Notes to the half year accounts (continued)

3 Operating profit by activity and geographical area (continued)

Share of associates' operating profit is analysed by activity and geographical area below:

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
3		Coal	4	
10	7	Gold	17	12
13	7		21	12
	1	Discontinued operations		2
13	8		21	14
1		Exceptional items	2	
(3)	(1)	Net interest payable and similar items	(5)	(2)
11	7	Profit before taxation	18	12
3		South Africa	4	
10	7	Zimbabwe and Ghana	17	12
13	7		21	12
	1	Discontinued operations		2
13	8		21	14
1		Exceptional items	2	
(3)	(1)	Net interest payable and similar items	(5)	(2)
11	7	Profit before taxation	18	12

Notes to the half year accounts (continued)

7 Exceptional items

6 months to 31 March 1999 £m	6 months to 31 March 1998 £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 $m
	(2)	Reorganisation and rationalisation costs		(3)
		Disposal of fixed assets		
		Sale or termination of operations		
	8	– profit on the sale of Dutton Forshaw		14
	(69)	– provision against investment in Hondo		(116)
	(4)	– other		(8)
1		– share of exceptional profits of Ashanti	2	
1	(67)		2	(113)

8 Net borrowings

Net borrowings are analysed by activity below:

As at 31 March 1999 £m	As at 30 September 1998 £m	As at 31 March 1998 £m		As at 31 March 1999 $m	As at 30 September 1998 $m	As at 31 March 1998 $m
13	5	37	Platinum	20	8	62
46	55	(10)	Coal	75	94	(17)
1	5	11	Gold	2	8	19
(8)	(7)	2	Other	(13)	(11)	3
71	46	(59)	Central Finance	115	78	(99)
123	104	(19)		199	177	(32)
		183	Discontinued operations			308
123	104	164		199	177	276

Included in net current assets at 30 September 1998 are short term payables and receivables in respect of businesses sold. Had these payables and receivables been settled at 30 September 1998 the net borrowings would have been $226 million (£133 million).

9 Net cash flow from operating activities

A reconciliation of operating profit to net cash inflow from operating activities is given below:

6 months to 31 March 1999 £m	6 months to 31 March 1998 £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 $m
69	33	Operating profit from continuing activities	114	55
(13)	(7)	Share of profits of associates	(21)	(12)
21	8	Depreciation charge	33	13
(23)	(3)	Movement in working capital	(37)	(4)
3		Other items	3	
57	31	Net cash inflow from continuing operating activities	92	52
	12	Net cash inflow in respect of discontinued activities		20
57	43	Net cash inflow from operating activities	92	72

4 Profit before taxation by activity and geographical area

Profit before taxation is analysed by activity and geographical area below:

6 months to 31 March 1999 £m	6 months to 31 March 1998 Restated £m		6 months to 31 March 1999 $m	6 months to 31 March 1998 Restated $m
31	14	Platinum	51	24
14	7	Coal	23	11
12	5	Gold	21	8
7	3	Other	10	5
(3)	(4)	Central costs	(5)	(7)
(1)	3	Central interest and similar items	(1)	6
60	28		99	47
	11	Discontinued operations		18
1	(67)	Exceptional items	2	(113)
61	(28)	Profit/(loss) before taxation	101	(48)
44	20	South Africa	71	33
12	5	Zimbabwe and Ghana	21	8
4	2	The Americas	7	5
4	2	Europe	6	2
(3)	(4)	Central costs	(5)	(7)
(1)	3	Central interest and similar items	(1)	6
60	28		99	47
	11	Discontinued operations		18
1	(67)	Exceptional items	2	(113)
61	(28)	Profit/(loss) before taxation	101	(48)

5 Taxation

Because of the incidence of accelerated tax allowances, the tax charge provided at the half year can only be estimated.

6 Earnings per share

Earnings per share has been calculated on the profit attributable to shareholders of $73 million (£44 million) (1998 – $46 million (£28 million)) before exceptional items and a profit of $75 million (£45 million) (1998 – loss of $66 million (loss of £39 million)) after exceptional items using a weighted average number of ordinary shares of 159,131,415 (1998 – 198,671,280).

Diluted earnings per share has been calculated on a profit attributable to shareholders of $75 million (£45 million) (1998 – $46 million (£28 million)) before exceptional items and a profit of $77 million (£48 million) (1998 – loss of $66 million (loss of £39 million)) after exceptional items using a weighted average number of ordinary shares of 176,962,547 (1998 – 199,349,997). Attributable profit for 1999 used in the calculation of diluted earnings per share is arrived at by adding back interest charged, net of tax, on convertible bonds of $4 million (£2 million) and writing off deferred bond expenses, net of tax, of $2 million (£1 million). The weighted average number of shares used in the calculation of diluted earnings per share is calculated by adding back dilutive share options of 705,675 (1998 – 678,717) and shares on conversion of bonds of 17,125,457 (1998 – nil). Shares on conversion of bonds in 1998 do not have a dilutive effect on attributable profit from continuing operations.

10 Exchange rates

The 1999 figures have been prepared on the basis that the US dollar is the functional currency of the Group with effect from 1 October 1998. Results have been translated at weighted average exchange rates and assets and liabilities have been translated at closing exchange rates.

For illustrative purposes, sterling amounts for 1998 and 1999 have been shown which are a translation of the US dollar figures at weighted average or closing exchange rates as appropriate.

The principal US dollar exchange rates used are as follows:

	6 months to 31 March 1999	6 months to 31 March 1998	Year to 30 September 1998
Average rates:			
British pound	**0.61**	0.60	0.60
South African rand	**5.95**	4.90	5.33
Zimbabwe dollar	**37.73**	15.85	18.86
Closing rates:			
British pound	**0.62**	0.60	0.59
South African rand	**6.24**	4.98	5.83
Zimbabwe dollar	**38.20**	16.12	31.75

11 Year 2000

Initiatives to ensure that all electronic systems used by the Group companies are Year 2000 compliant were started in 1997. Each division and Head Office formed a committee to monitor compliance and address the Group's exposure to Year 2000 issues and to ensure that adequate resources are available, either to replace or upgrade existing systems by mid-1999. Where necessary, external support is being used to strengthen the project teams.

The following areas are being specifically addressed:

- all hardware and software used throughout the Group
- non-information technology systems used throughout the Group
- supplier and customer compliance
- interfaces with external parties.

The cost to date of upgrading systems to ensure Year 2000 compliance amounts to \$3 million (£2 million) of which \$1 million (£1 million) was incurred in the 6 months to 31 March 1999. Year 2000 costs have been capitalised in accordance with Group accounting policies. It is estimated that a further \$1 million (£1 million) will be spent in the next six months up to completion of the project.

Whilst there can be no absolute guarantees that the Group will not be affected by some sort of Year 2000 disruption, contingency plans are being established to ensure that any effect on the Group's businesses is minimised.

12 Statutory disclosure

The balance sheet at 30 September 1998 is taken from but does not constitute the Company's sterling statutory accounts for the year ended 30 September 1998. Sterling statutory accounts for that year have been delivered to the Registrar of Companies. The Auditors made an unqualified report thereon and such report did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Directorate and administration

Directors
Sir John Craven *Chairman (Non-Executive)*
P J Harper *Deputy Chairman and Senior Independent Director (Non-Executive)*
N J Morrell *Chief Executive*
S E Jonah GHANAIAN
Sir Alastair Morton *(Non-Executive)*
J R B Phillimore *(Non-Executive)*
J N Robinson *Finance Director*
T A Wilkinson *Chief Operating Officer – Mining* SOUTH AFRICAN

Registered office
4 Grosvenor Place
London SW1X 7YL
Telephone 0171 201 6000
Telefax 0171 201 6100
Email contact@lonmin.com
Web site http://www.lonmin.com
Registered in England No. 103002

Group Secretary
M J Pearce

Group Financial Controller
Miss A Bradshaw

Auditors
KPMG Audit Plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 01903 502541
Telefax 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone 011 370 5000
Telefax 011 370 5271/2

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 6 August 1999, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 17 September 1999. Copies of the DRIP brochure and application form were sent to eligible shareholders on the registers on 5 February 1999 and are being sent to those who are newly entered on the registers between then and 6 August 1999. Further copies are available from the Registrars.

Lonmin Corporate Individual Savings Accounts (ISAs)

With effect from 6 April 1999, it has not been possible to subscribe to a Personal Equity Plan (PEP), but the Government has introduced ISAs, returns from which are also completely free of UK tax. Carr Sheppards Crosthwaite, which is the Plan Manager of the Lonmin Corporate PEPs, is offering the Lonmin Corporate Stocks & Shares ISA for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum of £5,000 annually (£7,000 in 1999/2000) in cash, by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. To obtain full details and an application form, please contact Carr Sheppards Crosthwaite Limited, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL, Tel 01252 712049, Fax 01252 734628. Carr Sheppards Crosthwaite is regulated by the Securities and Futures Authority and is a member of the London Stock Exchange.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

Pillans & Wilson Greenaway 120927

ANNOUNCEMENT TO STOCK EXCHANGE

LONMIN PLC

02 OCT 21

26 MARCH 1999

The Board of Lonmin Plc announced today that Mr Robin Whitten has confirmed his intention to retire as a Director with effect from 31 March 1999.

Mr Whitten joined Lonrho in 1978 and has served as an Executive Director for over 18 years and was responsible for the Company's Treasury functions. In 1994 he was appointed Finance Director and played a central role in the Company's successful corporate restructuring.

Commenting on the announcement, Sir John Craven, Chairman of Lonmin, said "Robin Whitten has given outstanding service to Lonrho over many years. Robin had indicated his wish to retire once the transition from conglomerate to focused mining company was complete. The fact that Lonmin faces the future with a strong balance sheet and healthy cash flow is due, in no small measure, to Robin's contribution. We wish him a long and happy retirement".

John Robinson, 44, who will succeed Mr Whitten as Finance Director, has been a member of the Company's Finance Committee since 1992. He read Economics at Cambridge University and qualified as a Chartered Accountant in 1978. Working initially as a financial analyst for Lonrho, Mr Robinson has latterly been employed in a senior capacity working with the Company's mining operations.

Press Enquiries : Anthony Cardew, Cardew & Co 0171 930 0777

18mar99

AVS NO : 885145
AVS CONTACT : M J PEARCE, SECRETARY - TEL 0171 201 6000
CONFIRMATION OF RELEASE IS NOT REQUIRED

LONMIN PLC (FORMERLY LONRHO PLC)

18 MARCH 1999

At the Company's Annual General Meeting held today, all of the resolutions proposed, except Resolution number 6, were passed on a show of hands. Resolution 6 dealing with the change of name of the Company was passed following a poll.

74,198,938 votes were cast in favour of the special resolution number 6 and 2,053,425 votes were cast against the resolution. Accordingly resolution 6 was passed by 97.31 per cent of the votes cast at the meeting.

The change of name of Lonrho Plc to Lonmin Plc has been registered with the Registrar of Companies and a Certificate of Incorporation on Change of Name has been issued.

END
NNNN

LONRHO NEWS RELEASE

Issued by
Lonrho Plc
4 Grosvenor Place
London SW1X 7DL

Telephone 0171-201 6000
Fax 0171-201 6100

FOR IMMEDIATE RELEASE
TO CITY EDITORS

25 JANUARY 1999

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 1998

HIGHLIGHTS

- ✱ Operating profit from continuing operations £111 million (£67 million)
- ✱ Pre-tax profits before exceptional items £110 million (£99 million)
- ✱ Lonrho Platinum operating profit £69 million (£32 million)
- ✱ Net borrowings as adjusted reduced to £133 million or 26% gearing
- ✱ Final dividend 10.0p, making total dividend for the year 17.2p
- ✱ Earnings per share before exceptional items 41.5p (24.4p)

Commenting on the results, Nick Morrell, Chief Executive, said:

"The company has made an excellent start in its first year as a focused mining group. In particular, our Platinum division reported an outstanding result. The integration of our coal operations with the newly acquired Tavistock has proceeded well and exceeded forecasts provided to shareholders at the time of the acquisition.

"The group is well placed to deliver enhanced shareholder value through a combination of organic growth and corporate activity."

Press enquiries: Anthony Cardew Cardew & Co 0171 930 0777

This press release is available on http://www.lonrho.co.uk

LONRHO GROUP

Results For Year Ended 30 September 1998

The results of the Lonrho Group of companies in respect of the year ended 30 September 1998 are as follows:-

	Note	**1998 Before Exceptional Items £m**	**1998 Exceptional Items £m**	**1998 Total £m**	1997 Before Exceptional Items Restated £m	1997 Exceptional Items £m	1997 Total Restated £m
Turnover							
- continuing operations		**401**		**401**	460		460
acquisitions - Tavistock		**56**		**56**			
- discontinued operations		**547**		**547**	1,390		1,390
		1,004		**1,004**	1,850		1,850
Operating profit	1/2						
Group - continuing operations		**82**		**82**	51	(2)	49
acquisitions - Tavistock		**9**		**9**			
- discontinued operations		**36**	**(2)**	**34**	87	(3)	84
		127	**(2)**	**125**	138	(5)	133
Share of associates' operating profit		**21**		**21**	18		18
		148	**(2)**	**146**	156	(5)	151
Profit on disposal of fixed assets	4						
Group - discontinued operations						1	1
Profit/(loss) on sale or termination of operations	4						
Group - continuing operations			**(1)**	**(1)**		(19)	(19)
- discontinued operations			**(17)**	**(17)**		120	120
Associates - continuing operations			**(6)**	**(6)**			
Net interest payable - Group	5	**(34)**		**(34)**	(51)		(51)
- Associates		**(4)**		**(4)**	(6)		(6)
Profit before taxation	1/3	**110**	**(26)**	**84**	99	97	196
Taxation	6	**(14)**	**(9)**	**(23)**	(24)	(3)	(27)
Profit after taxation		**96**	**(35)**	**61**	75	94	169
Minority interests		**(22)**		**(22)**	(27)		(27)
Profit for the year	1/13	**74**	**(35)**	**39**	48	94	142
Dividends	9	**(27)**		**(27)**	(41)		(41)
		47	**(35)**	**12**	7	94	101
Earnings per share	1/8	**41.5p**	**(19.6)p**	**21.9p**	24.4p	47.8p	72.2p

The 1997 profit figures have been restated in accordance with FRS No 9 which requires that operating profit, net interest payable and exceptional items of associates be disclosed separately. There has also been a reallocation of the Group share of Ashanti royalty charges between operating profit and taxation in 1997.

Consolidated Balance Sheet

The balance sheet of the Lonrho Group of companies as at 30 September 1998 is as follows:-

	Note	1998 £m	1997 £m
Fixed assets			
Tangible assets		**575**	1,164
Associates		**119**	138
Other investments		**12**	77
		706	1,379
Current assets			
Stocks		**36**	238
Debtors		**87**	262
Investments		**1**	1
Cash at bank and in hand		**119**	260
		243	761
Creditors: Amounts falling due within one year:			
Current bank loans and overdrafts		**(21)**	(275)
Other creditors		**(170)**	(394)
Net current assets		**52**	92
Total assets less current liabilities		**758**	1,471
Creditors: Amounts falling due after more than one year:			
Loans from a minority shareholder	11		(7)
Loans due after more than one year	10	**(202)**	(237)
Other creditors		**(3)**	(15)
Provisions for liabilities and charges		**(39)**	(27)
Net assets	12	**514**	1,185
Capital and reserves			
Called up share capital		**158**	198
Reserves		**219**	777
Equity interests	14	**377**	975
Minority equity interests		**137**	210
		514	1,185

Consolidated Cash Flow Statement

The cash flow statement for the Lonrho Group of companies for the year ended 30 September 1998 is as follows:-

		1998		1997	
	Note	£m	£m	£m	£m
Net cash inflow from operating activities	16				
- continuing operations			**120**		86
- discontinued operations			**26**		125
			146		211
Dividends received from associates			**4**		6
Returns on investments and servicing of finance	17		**(37)**		(68)
Tax paid			**(28)**		(32)
Net cash inflow before investing activities and equity dividends			**85**		117
Capital expenditure and financial investment	18		**(46)**		(119)
Acquisitions and disposals	19		**135**		518
Equity dividends paid			**(37)**		(32)
Net cash inflow before financing					
- continuing operations		**83**		556	
- discontinued operations		**54**		(72)	
			137		484
Application of cash flows					
Financing	20		**(186)**		(410)
(Decrease)/increase in cash					
- continuing operations		**(84)**		144	
- discontinued operations		**35**		(70)	
(Decrease)/increase in cash			**(49)**		74

1) **Profit for the year**

	1998 Continuing Operations	1998 Discontinued Operations	1998 Total	1997 Continuing Operations Restated	1997 Discontinued Operations	1997 Total Restated
	£m	£m	£m	£m	£m	£m
Turnover						
Group	**457**	**547**	**1,004**	460	1,390	1,850
Associates	**132**	**17**	**149**	107	40	147
	589	**564**	**1,153**	567	1,430	1,997
Group	**91**	**36**	**127**	51	87	138
Associates	**20**	**1**	**21**	16	2	18
Operating profit before exceptional items	**111**	**37**	**148**	67	89	156
Net interest payable	**(22)**	**(16)**	**(38)**	(25)	(32)	(57)
Profit before exceptional items	**89**	**21**	**110**	42	57	99
Exceptional items	**(7)**	**(19)**	**(26)**	(21)	118	97
Profit before taxation	**82**	**2**	**84**	21	175	196
Taxation	**(10)**	**(13)**	**(23)**	(15)	(12)	(27)
Profit after taxation	**72**	**(11)**	**61**	6	163	169
Minority interests	**(20)**	**(2)**	**(22)**	(12)	(15)	(27)
Profit for the year	**52**	**(13)**	**39**	(6)	148	142
Earnings per share based on profit for the year	**29.2p**	**(7.3)p**	**21.9p**	(3.1)p	75.3p	72.2p
Earnings per share excluding net exceptional items	**32.0p**	**9.5p**	**41.5p**	7.6p	16.8p	24.4p

2) **Operating profit by activity and geographical area**

An analysis of profit on ordinary activities before interest and taxation by activity and geographical area is given below:-

	1998			1997		
	Group	Associates	Total	Group	Associates Restated	Total Restated
	£m	£m	£m	£m	£m	£m
Platinum	69		69	32		32
Coal (1998 includes Tavistock - £12m)	24	3	27	30		30
Gold	2	17	19	(3)	16	13
Other	2		2	1		1
Central costs	(6)		(6)	(9)		(9)
	91	20	111	51	16	67
Discontinued operations	36	1	37	87	2	89
	127	21	148	138	18	156
Exceptional items			(26)			97
Net interest payable			(38)			(57)
Profit before taxation			84			196
South Africa (1998 includes Tavistock - £12m)	90	3	93	59		59
Zimbabwe and Ghana	2	17	19	(3)	16	13
Europe	1		1	3		3
The Americas	4		4	1		1
Central costs	(6)		(6)	(9)		(9)
	91	20	111	51	16	67
Discontinued operations	36	1	37	87	2	89
	127	21	148	138	18	156
Exceptional items			(26)			97
Net interest payable			(38)			(57)
Profit before taxation			84			196

3) **Profit before taxation by activity and geographical area**

An analysis of profit on ordinary activities before taxation by activity and geographical area is given below:

	1998	1997 Restated
	£m	£m
Platinum	**60**	16
Coal (1998 includes Tavistock - £9m)	**23**	34
Gold	**13**	4
Other	**2**	1
Central costs	**(9)**	(13)
	89	42
Discontinued operations	**21**	57
Exceptional items	**(26)**	97
	84	196
South Africa (1998 includes Tavistock - £9m)	**80**	46
Zimbabwe and Ghana	**13**	4
Europe	**1**	4
The Americas	**4**	1
Central finance and costs	**(9)**	(13)
	89	42
Discontinued operations	**21**	57
Exceptional items	**(26)**	97
	84	196

4) **Exceptional Items**

	1998			1997		
	Continuing Operations £m	**Discontinued Operations £m**	**Total £m**	Continuing Operations £m	Discontinued Operations £m	Total £m
Disposal of other fixed assets - profit				1	1	2
- loss				(1)		(1)
Profit on disposal of fixed assets					1	1
Sale or termination of operations						
- profit on the sale of Princess Hotels		**65**	**65**			
- profit on the sale of Dutton Forshaw		**8**	**8**			
- provision for loss on sale of Sunley Turriff		**(18)**	**(18)**			
- provision against investment in Hondo		**(69)**	**(69)**			
- profit on the sale of Lonrho Sugar					141	141
- provision for loss on sale of Cramlington Textiles					(22)	(22)
- provision against Amantaytau Gold Mine				(15)		(15)
- other profits					12	12
- other losses	**(1)**	**(3)**	**(4)**	(4)	(11)	(15)
(Loss)/profit on sale or termination of operations before taxation	**(1)**	**(17)**	**(18)**	(19)	120	101
Share of exceptional loss of associate	**(6)**		**(6)**			
Redundancy and reorganisation costs		**(2)**	**(2)**	(2)	(3)	(5)
Net exceptional items before taxation	**(7)**	**(19)**	**(26)**	(21)	118	97
Taxation		**(9)**	**(9)**		(3)	(3)
Net exceptional items	**(7)**	**(28)**	**(35)**	(21)	115	94

Exceptional items include a net surplus on consolidation released to the profit and loss account of £56 million.

A provision of £22 million for the loss on sale of Cramlington Textiles was made in the 1997 accounts and following completion of the sale in October 1997, no further provision was necessary in 1998.

The share of exceptional loss of associate is in respect of Ashanti's anticipated closure of Iduapriem mine.

5) **Net interest payable**

Net interest payable for the year ended 30 September 1998 amounted to £38 million (1997- £57 million) including share of associates' net interest payable of £4 million (1997 - £6 million).

6) **Taxation on profit on ordinary activities**

	1998 £m	1997 Restated £m
United Kingdom:		
Corporation tax at 31 per cent (1997 - 32 per cent)		7
Relief for overseas tax		(2)
		5
Overseas tax for the year	**13**	19
Associates	**1**	
	14	24

6) **Taxation on profit on ordinary activities (continued)**

The charge for tax has been reduced by £12 million (1997 - £18 million) in respect of accelerated tax allowances in excess of depreciation and other timing differences.

7) **Consolidated historical cost profits**

The historical cost profit before taxation for the twelve months ended 30 September 1998 is as follows:-

	1998	1997 Restated
	£m	£m
Historical cost profit before taxation		
Reported profit before taxation	**84**	196
Realisation of property revaluation gains of previous years	**142**	69
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**1**	3
Historical cost profit before taxation	**227**	268
Historical cost attributable profit for the year		
Reported profit for the year	**39**	142
Dividends	**(27)**	(41)
Realisation of property revaluation gains of previous years after minority interests	**142**	64
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount after minority interests	**1**	2
Historical cost attributable profit for the year after dividends	**155**	167

8) **Earnings per share**

Basic earnings per share has been calculated on the profit attributable to shareholders amounting to £74 million (1997 - £48 million) before exceptional items and £39 million (1997 - £142 million) after exceptional items using a weighted average of 178,133,954 ordinary shares (1997 restated for the share consolidation - 196,558,442).

No fully diluted earnings per share figure based on share options and the convertible bonds in issue is provided as it is in excess of the basic earnings per share.

9) **Dividends**

A final dividend of 10.0 pence (1997 restated - final dividend of 12.0 pence) is recommended for payment on 6 April 1999 to shareholders on the registers at 5 February 1999.

An interim dividend of 7.2 pence (1997 restated - interim dividend of 9.0 pence) is payable on 6 April 1999 to shareholders on the registers at 28 August 1998.

The total distribution amounts to £27 million (1997 - £41 million).

As a result of the abolition of Advance Corporation Tax, the Board has suspended the scrip dividend scheme and will offer shareholders a dividend reinvestment plan. Details will be sent to shareholders with the Report and Accounts.

10) **Net borrowings**

Net borrowings can be analysed by geographical area as follows:-

	1998	1997
	£m	£m
South Africa	**59**	38
The Americas	**(27)**	(5)
Zimbabwe	**5**	11
Europe	**(4)**	(3)
United Kingdom central finance	**71**	(45)
	104	(4)
Discontinued operations		263
	104	259

Included in net current assets are short term payables and short term receivables in respect of businesses sold. Had these payables and receivables been settled at 30 September 1998 the net borrowings would have been £133 million.

Loans due after more than one year can be analysed as follows:-

	Secured		Unsecured	
	1998	1997	**1998**	1997
	£m	£m	**£m**	£m
Between one and two years		25	**25**	32
Between two and five years		28	**60**	2
Over five years:				
- by instalments		36	**6**	3
- otherwise			**111**	111
		89	**202**	148

11) **Loans from a minority shareholder**

The loans from a minority shareholder comprising loans from Gazelle Platinum Ltd, a wholly owned subsidiary of Impala Platinum Holdings Ltd, to Western Platinum and Eastern Platinum were repaid on 14 July 1998 (1997 - £7 million).

The loans bore interest in 1998 at 19.2 per cent.

12) **Net non-interest bearing operating assets**

An analysis of Group net non-interest bearing operating assets and of associates' net assets by activity and geographical area is given below:

	1998			1997		
	Group £m	**Associates £m**	**Total £m**	Group £m	Associates £m	Total £m
Platinum	**324**		**324**	408		408
Coal	**192**	**15**	**207**	61		61
Gold	**13**	**104**	**117**	19	127	146
Other	**(1)**		**(1)**	24		24
Central finance	**1**		**1**	5		5
Discontinued operations	**(15)**		**(15)**	838	11	849
	514	**119**	**633**	1,355	138	1,493
Net interest bearing liabilities			**(95)**			(263)
Proposed dividends and ACT			**(24)**			(45)
Net total assets			**514**			1,185
South Africa	**520**	**15**	**535**	470		470
Zimbabwe and Ghana	**13**	**104**	**117**	19	127	146
Europe	**(1)**		**(1)**			
The Americas	**(4)**		**(4)**	23		23
Central finance	**1**		**1**	5		5
Discontinued operations	**(15)**		**(15)**	838	11	849
	514	**119**	**633**	1,355	138	1,493
Net interest bearing liabilities			**(95)**			(263)
Proposed dividends and ACT			**(24)**			(45)
Net total assets			**514**			1,185

	1998 £m	1997 £m
Net interest bearing liabilities comprise the following:		
Net borrowings	**104**	259
Bills payable		10
Bills receivable		(2)
Loans receivable	**(9)**	(4)
	95	263

13) **Recognised gains and losses**

The statement of total consolidated recognised gains and losses is as follows:

	1998 £m	1997 £m
Result for the year - Group	**30**	139
- Associates	**9**	3
Dilution of the Group's interest in Ashanti	**1**	22
Unrealised net surplus on revaluation of assets		66
Exchange adjustments - Group	**(116)**	(46)
- Associates	**(7)**	(3)
Total recognised (losses)/gains relating to the year	**(83)**	181

14) **Reconciliation of movement in equity interests**

	1998 £m	1997 £m
Total recognised (losses)/gains relating to the year	**(83)**	181
Dividends	**(27)**	(41)
Shares issued in lieu of cash dividends	**5**	9
Shares issued		3
Share buyback	**(196)**	
Demerger of Lonrho Africa	**(221)**	
Net surplus/(goodwill) on acquisition of subsidiaries and associates	**8**	(9)
Net goodwill on acquisition of subsidiaries by Ashanti	**(19)**	(37)
Share buyback in Ashanti	**(4)**	
Net (surplus)/goodwill realised on sale of subsidiaries	**(56)**	75
Movement of the Group's interest in Duiker Mining	**(2)**	
Other items	**(3)**	(5)
Net (reduction)/increase in equity interests in the year	**(598)**	176
Equity interests at 1 October	**975**	799
Equity interests at 30 September	**377**	975

In May 1998 shareholders received shares in Lonrho Africa following its demerger.

15) **Exchange rates**

Foreign currency assets and liabilities and the results for the year have been translated into sterling at the exchange rates ruling at the balance sheet date.

16) **Reconciliation of operating profit to net cash inflow from operating activities**

	1998 £m	1997 £m
Operating profit from continuing operations before exceptional items	**111**	67
Exceptional costs	**(2)**	(7)
Share of profits of associates	**(20)**	(16)
Depreciation charge	**18**	20
Decrease in working capital	**11**	16
Other items	**2**	6
Net cash inflow from continuing activities	**120**	86
Net cash inflow in respect of discontinued activities	**26**	125
Net cash inflow from operating activities	**146**	211

17) **Returns on investments and servicing of finance**

	1998 £m	1997 £m
Net interest paid	**(34)**	(55)
Dividends paid to minorities	**(3)**	(13)
	(37)	(68)

18) **Capital expenditure and financial investment**

	1998 £m	1997 £m
Purchase of tangible fixed assets	**48**	104
Purchase of vehicles for leasing		24
Purchase of fixed asset investments		14
Sale of tangible fixed assets	**(4)**	(12)
Sale of fixed asset investments		(3)
Advances of loans receivable	**3**	
Repayment of loans receivable	**(1)**	(8)
	46	119

19) **Acquisitions and disposals**

	1998 £m	1997 £m
Purchase of subsidiaries	**136**	18
Purchase of minority interest in Scottsdale Princess Partnership	**16**	
Cash received on sale of subsidiaries	**(274)**	(537)
Demerger of Lonrho Africa	**(13)**	
Increase in minority interest in subsidiaries		(2)
Investment in associates		3
	(135)	(518)

20) **Financing of the Group**

	1998 £m	1997 £m
Issue of share capital	**(1)**	(2)
Net loan (advances)/repayments	**(9)**	412
Share buyback	**196**	
	186	410

21) **Reconciliation of net cash flow to movement in net borrowings**

	1998 £m	1997 £m
Net borrowings at 1 October	**259**	810
Decrease/(increase) in cash in the period	**49**	(74)
Cash inflow/(outflow) from decrease in financing	**9**	(412)
Loans and finance leases disposed of and acquired with subsidiaries	**(192)**	(55)
Effect of exchange rate movements	**(27)**	(25)
Other	**6**	15
	104	259

22) **Annual General Meeting**

The Annual General Meeting will be held on Thursday, 18 March 1999.

23) The financial information set out above is taken from but does not constitute the Company's statutory accounts for the years ended 30 September 1998 or 1997. Statutory accounts for 1997 have been delivered, and for 1998 will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Copies of the 1998 Lonrho Accounts will be posted to shareholders and will be available at the Company'sregistered office in mid February 1999.

Deutsche Bank

For immediate release **6th August, 1998**

Lonrho Public Limited Company

Sale of Princess Hotels

Further to the announcement made on 11th June, 1998, Lonrho Public Limited Company ("Lonrho") announces that it has completed the sale of Princess Hotels to Canadian Pacific Hotels & Resorts Inc., a wholly-owned subsidiary of Canadian Pacific Limited.

Press enquiries:

Deutsche Morgan Grenfell	John McIntyre	+44 171 545 8000
Cardew & Co.	Anthony Cardew	+44 171 930 0777

Morgan Grenfell & Co. Limited ("Deutsche Morgan Grenfell"), which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting for Lonrho in connection with the matters described herein and is not acting for any other person and will not be responsible to anyone other than Lonrho for providing the protections afforded to its customers or for providing advice in relation to the matters described herein.

LONRHO NEWS RELEASE

28 JULY 1998

TINY ROWLAND'S DEATH

The Board of Lonrho Plc were saddened to hear of the death of Tiny Rowland, the company's founder and driving force over several decades. His generosity to many people will never be forgotten and he will be missed by everyone who knew him. We send our sincere condolences to Tiny's wife and family.

Press enquiries:

Anthony Cardew	Cardew & Co.	0171 930 0777

ANNOUNCEMENT TO STOCK EXCHANGE

LONRHO PLC

3 JULY 1998

Following the demerger of Lonrho Africa, Stephen Walls has retired as a non-executive Director of Lonrho Plc with effect from 3 July 1998. He remains a non-executive Director of Lonrho Africa which, as a result of the demerger, is a company completely independent of Lonrho Plc.

Sir John Craven, Chairman of Lonrho Plc, said:

"Stephen Walls joined the Board at a particularly difficult time in its history. In addition to his responsibilities as a non-executive Director, he served as Chairman of the Audit Committee and, more recently, played an active role in co-ordinating the detailed and complex work necessary to allow the demerger of Lonrho Africa to proceed and we are most grateful to him for his committed and loyal service."

Peter Harper, who has served on the Board since October 1993, will replace Mr Walls as Chairman of the Audit Committee, has been appointed Deputy Chairman of the Company and nominated as the "senior non-executive Director" thus bringing Lonrho Plc into compliance with the recommendations of the Committee on Corporate Governance ("the Hampel Committee").

Terence Wilkinson, an executive Director, has been appointed Chief Operating Officer of the mining activities of Lonrho Plc (excluding Lonrho's investment in Ashanti). Lonrho recently announced the disposal of Princess Hotels, which will be put to shareholders on 16 July, thus effectively completing the transformation of Lonrho Plc from a broadly based conglomerate to an actively managed mining group.